2021

INTEGRATED REPORT

Evolution that feeds the future

Solid foundation for continuous evolution

Evolution always involves stories of challenges. But in 2020, we faced the unimaginable—a global pandemic that has changed the way we live. Even in this uncharted environment, we remained supported by the soundness of our business, and we managed not only to maintain but also to intensify our investment in a high-performance team, a culture of operational excellence, and the integrated and interdependent performance of the entire production chain. We accomplished all this through financial discipline, innovation, and sustainability.

As a result, in 2020 we were able to demonstrate our resilience, responsibility, and solidarity as we faced COVID-19 together with society. We prioritized caring for our people while supporting communities, and we faced this delicate moment with compassion and responsibility. These challenges undoubtedly strengthened BRF, building robust foundations that will allow us to evolve even further.

Today, we know that we are ready for a new cycle of growth as a global food company with high added value. We are guided by the purpose of promoting a better life from the fields to the table, and we are certain that a better future for everyone requires more and more quality food. Therefore, we will be a food company with high added value and owner of recognized and desired brands in the largest consumer centers worldwide. Our consumers will increasingly be at the center of all our decisions, and through their preferred channels, they will have the food they want, wherever they are.

The next decade will also be guided by sustainability that will permeate all areas of the company.

Enjoy your reading!



INTEGRATED REPORT
Evolution that feeds the future

SUMMARY
BRF'S INTEGRATED REPORT

brf

Message from the administration

GRI 102-14, 102-15

There are endless ways to refer to 2020, which was an unprecedented year in our recent history. When looking at BRF's journey, I am certain that the year will be remembered for our strength as a team and how we were able to responsibly face and overcome all the various challenges that have multiplied over the months. We weathered all these moments while taking care of the people in our operation, acting in solidarity and ensuring food supply in the markets we serve.

This was also the closing year of the two-year turnaround cycle, which enables BRF to start a new chapter in its history. We have evolved in the consolidation of our Essence, guided by commitments to Integrity, Safety, and Quality. Everything contained in this Integrated Report defines how BRF, its administration, its more than 95,000 employees, nearly 9,500 integrated producers, 15,000 suppliers, and more than 300,000 active customers in 117 countries navigated this year, reaching its end with a positive vision and a clear path for the company's growth. For this reason, I would like to recognize each and every one of them and extend that recognition to their families.

From the moment information began to emerge about the Novel Coronavirus, BRF established a Standing Monitoring Committee formed company's executives and external consultants, including specialists in the area of infectious diseases, to guide processes and protocols and streamline our decision making. We sought to obtain recognition from Brazilian authorities as an essential operation, and we maintained transparent dialogue with other strategic markets, such as China, to ensure the normality in our exports.

We are beginning a new chapter in our history



Lorival Luz
Global CEO

> We allocated R$499 million to actions to fight the pandemic.

All our operating units were adapted. Professionals in the administrative areas began working remotely, and everyone included in a high-risk group was placed on leave. This effort is evidenced by impressive numbers in the amount of PPE, gallons of hand sanitizer, number of tests and communication campaigns, and others. In a survey conducted at the end of the year, 87% of employees stated that BRF keeps employees well informed, an increase of 5 percentage points over the previous survey. This same engagement survey also shows a 5 percentage point increase in clarity and trust in the decisions made by the company's senior management.

BRF was the first company in the sector to voluntarily sign a national commitment complying with the determinations of the Public Ministry of Labor (MPT) to preserve the health of on-site workers. More than R$499 million was allocated to actions to fight the pandemic. Precautions and compliance with these measures will continue in 2021. To face the impacts of COVID-19, BRF announced the donation of R$50 million for actions to combat the pandemic, an operation coordinated by the BRF Institute so that resources could reach health institutions and homes for the elderly, frontline professionals, research centers, and communities in Brazil and abroad. We led, along with other companies in the Brazilian food sector, the NÓS (WE) Movement to support the recovery of small retail businesses.

To remain steady in the execution of our strategic planning, we leveraged our competitive advantages, expanded the generation of profitable businesses, invested in our brands, and improved services to our customers. As a result, we recorded solid evolution of the main performance indicators for the 7th consecutive quarter: a net income of R$ 1.4 billion in 2020 and aggregate EBITDA margin of 13.3% in the period. The financial leverage was 2.73x, reaching the target we had committed to at the beginning of the year.

As a reflection of the innovation movements that are part of BRF's growth strategy, the Executive Committee supported the launch of more than 280 SKUs during 2020. In Brazil, there were about 139 SKUs, serving consumers in Sadia, Perdigão, and Qualy. We have successfully positioned the company in the new vegetable protein market with the launch of the Sadia Veg&Tal line, which offers everything from hamburgers to frozen vegetables. We also expanded the portfolio of the Qualy brand, which is a leader in its category.

In the international market, 149 SKUs were launched. More than 12 of them were in Turkey, where Banvit is the brand of choice for consumers (with a 54% of preference). Other countries in the Middle East and Asia were also considered. Special focus was given to China and Singapore, where BRF has a retail presence, as well as markets in the Americas and Africa.

In 2020, we also started a Digital Transformation project, which is already showing positive impacts in many of our activities and in generating business. We implemented new technologies in farms, plants, and logistics to further advance in the concept of Industry 4.0 and make the best use of raw materials, increase our efficiency, contribute to sustainable solutions, and reduce operating costs. We work interdependently and stay in touch with the habits and practices of our consumers.

Net income of
R$ 1.4 billion
in 2020

And accumulated EBITDA margin of
13.3 %
for the period

We continue to accelerate our Digital Transformation by evolving and leveraging existing capacities, building on strengths, and identifying and expanding new areas of knowledge. We expect to invest approximately R$700 million in digital transformation initiatives that will permeate the company's entire value chain by 2025.

In such a complex and challenging year, it is more important than ever to discuss the future. With our Vision 2030, launched in December, we forecast BRF for the next 10 years: a global food company with high added value, a portfolio of leading and desired brands in the main consumer centers, strongly supported by innovation and placing consumers increasingly at the center of all decisions. Our priority fronts are to expand our ready-to-eat portfolio, to revolutionize the pork market in Brazil, to lead the meat substitute segment, to take advantage of our synergies to become one of the leaders in the PET market (pet food products), and to expand our presence in the largest value-added consumer centers in the world.

We will advance in this new journey in phases with relevant objectives and deliveries in each phase, which provides security for us to continue with consistent and profitable growth. We will maintain financial discipline, continuous operational efficiency, and excellence in execution—all with sustainability permeating the business from end to end.

In 2020, BRF remained on the B3's Corporate Sustainability Index (ISE), an important external recognition of what we have accomplished so far and an incentive to intensify our ESG agenda. We assume specific short-, medium- and long-term commitments and goals. There are 22 commitments on nine priority topics for the company, such as animal welfare, diversity, communities, water consumption, and conscious food consumption, among others. We will continue to move toward an increasingly sustainable, diverse, and inclusive BRF, sharing positive results with all stakeholders.

Our Vision 2030 makes us a global, high value-added company.

We are aware of our role and our responsibilities; consequently, we are sure of our path. I am especially grateful for the continued support of BRF's Board of Directors, and I am grateful to all of our employees, integrated producers, suppliers, partners, customers, communities, and consumers. I invite everyone to learn about BRF's integrated performance in 2020 and also our journey toward the future.

Enjoy your reading!

Lorival Nogueira Luz Jr.
Global CEO



In **2020**,

for the 14th year, we were listed on B3's Corporate Sustainability Index (ISE)

Our work during the COVID-19

The COVID-19 pandemic brought major challenges, but it also strengthened our culture of solidarity, interdependence, and responsibility. We operate in a structured manner, without compromising the health and safety of the people involved in the process. We have adopted several measures to care for everyone included in our operation.

In January 2020, we created a Permanent Multidisciplinary Follow-up Committee. Composed of the main company executives and external specialists, including in the area of infectious diseases, its role is to analyze the global scenario, identify adverse circumstances, and contribute to decision-making within the company, establishing effective countermeasures.

In the plants, we carry out our work carefully at all points, from transporting employees to the units, organizing vacant seats in cafeterias and installing partitions, to planning shutdowns and taking people's temperature at the entrance. We also hired extra staff and conducted internal audits on a continuous basis, including remotely.

R$499* million
invested in actions to protect the team


#JuntosPor

*R$50 million earmarked to assist communities and research in the fight against COVID-19.

Main actions we adopted during the pandemic:

- Provided 72,000 hours of training and awareness related to combating COVID-19.
- Adopted more than 30 initiatives to strengthen the health and safety of employees and the entire operational chain.
- In May 2020 we signed a first-ever National Collective Bargaining Agreement (TAC) together with the CUT - CONTAC National Confederation of Food Industry Workers and with the National Confederation of Workers in the Food and Other Related Industries - CNTA creating contingency actions to tackle COVID-19 nationwide and ensuring safe working conditions. This agreement was recognized by the International Union of Food Workers - IUF, which recognized BRF's pioneer work in caring for and respecting its employees.
- One of the first companies to publicly commit to suspend all layoffs until June 2021.
- Prepared contingency plans with predefined triggers and quick responses to each new escalation of the crisis. Defined criteria for placing suspected cases on leave (in addition to confirmed cases), as well as the "contact tracing," in which employees who had contact with suspected or confirmed cases were also placed on leave.
- Distributed more than 7 million PFF2 masks (disposable).
- Performed more than 150,000 tests on employees and contract workers in 78 locations; BRF was one of the companies with the most employees tested in Brazil.
- Launched psychological support programs for workers and consultations via telemedicine and extended the 24-hour hotline service (Dr. BRF) to more than 30,000 third parties and integrated producers.
- R$ 50 million[1] donated to support communities where we operate and research to fight COVID-19. A total of 175 cities in Brazil, the United Arab Emirates, Kuwait, Oman, Qatar, China, Singapore, Saudi Arabia, and Turkey received resources to help communities through dialogues with municipal governments, health departments, and social organizations, in addition to research institutes, such as Hospital das Clínicas of the Medical School of the University of São Paulo, the Oswaldo Cruz Foundation (Fiocruz), and the Butantan Institute - the latter aimed at expanding its vaccine production capacity.



R$50 million[1]

donated to support communities and research to fight COVID-19

[1] Part of this total, nearly R$ 8 million, will be available in 2021 due to internal contracts and processes.

- Hired doctors and specialized consultancies coordinated by infectious disease specialist Dr. Esper Kallas and by the Hospital Israelita Albert Einstein to define strategies.
- Performed benchmarking with companies in Europe and China.
- Increased new people development methods with the expansion of the Digital Academy.
- In addition to the uniforms we wear, other preventive measures have been adopted, such as face shields in some of the areas, and fabric masks. Before adopting the PFF2 masks, fabric masks were used, totaling up to 230 tons of sanitized material per month.

More than
10,000
people working from home


ORGANIZAÇÃO
COMITÊ UNIDADE

6,700
temporary workers hired

- Used more than 600,000 liters of alcohol in 2020.
- Hired 6,700 temporary workers, including factory and distribution center workers and stock replenishers. In addition, 594 professionals (own and contracted) helped meet the testing strategy and other matters related to COVID-19. For cleaning, close to 500 people were hired, in addition to 400 security guards to help monitor compliance with the rules.
- Placed nearly 8,200 people in high-risk groups on preventive leave, while directing another 10,000 to work from home.
- Leased almost 400 new buses, more than doubling the original fleet, to guarantee the 50% occupancy cap in the transportation of workers.
- Installed 33 thermal cameras at unit entrances and modified entrances to prevent crowding. Purchased more than 2,000 thermometers for taking employee temperatures.

- Installed 18,000 square meters of acrylic—10,000 for separation in cafeterias and the rest for the internal environment—creating a barrier in places where physical distancing was not feasible. Replaced more than 10,000 air conditioning filters.
- Reinforced internal communication with a focus on prevention and launched the "*Aqui A Gente Se Cuida*" campaign to encourage people to practice caution and care.
- Participated in the *Movimento NÓS* project, a coalition of companies in the food and beverage sector to support small retailers. Together, the companies have agreed to help more than 300,000 small businesses across Brazil, which employ nearly 1 million people and have a positive impact on approximately 3 million lives.


Nosso cuidado continua.
Como higienizar corretamente as mãos com água e sabão:
brf

Learn about our actions to fight the pandemic on our website

https://www.brf-global.com/en/about/safety/coronavirus-information/

Agile and efficient response to the pandemic

In 2020, we were pioneers in establishing a Terms of Adjustment of Conduct (TAC) with the Ministry of Labor to complement the adoption of best practices for the preservation of health, well-being and productivity. Signed at the start of the pandemic, the TAC was an important milestone in avoiding arbitrary factory closings, and it led us to develop the best possible practices throughout the year. In 2020, only two units had shutdowns: Rio Verde (GO), and Lajeado (RS).

2020 in numbers

Brands on the tables of
9 out of **10** brazilians

- Embedded Industry 4.0 into the **digital strategy**
- Invested more than **R$ 196 million** in Research & Development
- **100% of employees** received training based on the Transparency Manual

Allocated more than
R$ **499** million
to actions to combat the pandemic

- Launched **BRF's Sustainability Plan** with 22 commitments to increase transparency and support 5 ambitions by 2030
- Net revenue of **R$ 20.98 billion** in Brazil
- Adjusted EBITDA of **R$ 5.2 billion**

Launch of more than
280 new SKUs, 80% of them with high added value

- Market cap of **R$ 18.93 billion**
- **Consistent and solid results** for more than 3 years
- EBITDA margin of **13.3%**
- Launch of BRF's **Sustainability Policy**

Net income of
R$ **1.4 billion**

More than
100,000 employees
15,000 suppliers

More than
9,500 integrated producers

Preferred brands:

Qualy is the absolute leader in the category

Sadia is the most valuable food brand in Brazil and the frozen food brand with the highest brand recall

Perdigão has been the fastest growing brand in preference in recent years

Banvit is the leading brand in Turkey; consumer preference jumped from 39% to 54%

16,000
hours of integrity-related actions

More than
300,000 customers

Net revenue of
R$ **39.5 billion**

Operating in
117 countries



Innovating with the world

Innovation is in our DNA, and we are increasingly establishing ourselves as a global food company with high added value that seeks to meet consumer demands with practical, convenient, and tasty products. Trust is what leads people to choose our brands, and quality is critical to that choice. Quality, safety, and integrity must be present in everything we do, from products and services to processes, behaviors, and daily activities.

GRI 102-1, 102-2



A leader in food production

With 86 years of history, BRF S.A. is one of the largest food producers in the world today. In Brazil, we are present at the tables of nine out of ten people, serving 95% of the municipalities. There are more than 300,000 customers served by a direct sales structure and a comprehensive global logistics network specializing in refrigerated products, both in markets in Brazil and in the Halal and foreign markets. GRI 102-1

We focus on the production and marketing of poultry, pork, and processed foods. Our strategy is based on the development of convenient, practical, tasty, and quality products for our consumers, and we always have their preferences in mind. To this end, we have a wide and varied portfolio, which includes frozen foods, fresh proteins, margarines, cold cuts and encased meats, and vegetables, in addition to animal feed and ingredients. This business diversification ensures the maximum use of animal protein and ensures a balanced generation of results.

With strong, valuable brands that are present in various regions of the planet—such as Sadia, Perdigão, Qualy, and Banvit—we guarantee our market performance in Brazil, the Middle East, and Asia. And we achieve this by continuously investing in projects and technologies that keep our chain more productive, higher in quality, and grounded in increasingly sustainable principles. GRI 102-2, 102-6



More than
300,000
customers worldwide



We are a publicly traded company with shares traded on the stock exchange in Brazil and the United States. Our market cap reached **R$ 18.93 billion** in 2020, with net operating revenue of **R$ 39.5 billion.**

Our activities focus on BRF's leadership role in the Brazilian market, exports generated from the local platform, and the international segment, which is divided into the Halal and Asian markets. We are the largest exporter of chicken protein in the world and leaders in the production of pork and chicken in Brazil. In addition, in 2020 we launched more than 280 new products worldwide, mainly with a focus on the value-added portfolio. GRI 102-6

We are headquartered in the city of Itajaí (SC), but our team of more than 95,000 people of 98 different nationalities is spread out at points of sale, 39 plants (34 of them in Brazil), 50 distribution centers, and offices in several countries. We also have the support and partnership of more than 9,500 integrated agricultural producers and more than 15,000 suppliers GRI 102-3, 102-7

As a company that has a significant part of its operations in Brazil, our activities are subject to strict laws, licensing procedures, and environmental regulations at municipal, state, and federal levels. And we understand that our responsibility goes much further. We are aware of the importance of our role as one of the largest food producers in the world, and we reinforce our commitment to sustainability through public commitments within the company's future vision. We know that it is always possible to do more through an agenda that expresses respect for the planet and society.

Thus, we created our Vision 2030, a growth strategy that will lead the company to an approximate annual revenue of over R$100 billion in the next decade, a period in which we intend to invest more than R$55 billion. In so doing, we hope to solidify our leadership as a global food company with high added value, strong brands, high quality products, and consumer the admiration, providing an increase in returns and higher margins.

Main Avenues of Growth:

1. Expand our ready-to-eat portfolio to capture an expanding market that could reach R$16 billion by 2030.
2. Revolutionize the high value-added pork market in Brazil, a market whose penetration is underexplored and with a potential to grow fourfold.
3. Lead the meat substitute segment, which promises to be the biggest transformation in the food sector and may exceed the R$13 billion mark by 2030.
4. Leverage our synergies to be a leading player in the PET market (pet food products), which has the potential to triple in size by 2030, reaching R$40 billion.
5. Expand our presence in the world's largest value-added consumer centers, with the potential to access 2/3 of global consumption.



Investments of
R$ **55** billion
in the next decade

A global company

GRI 102-3, 102-4, 102-6

Our operations are concentrated on large segments—domestic, Halal and Asian markets.

These are segments with greater potential for growth and competitive differentiation, which reflects another aspect of our restructuring plan: to open paths to ensure a more efficient allocation of financial and non-financial resources, such as human and intellectual capital, and industrial and biological assets in projects aligned with the focus of the company's future vision.

In Brazil, we operate several types of plants: meat, margarine, pasta, and dessert processing. We have 34 manufacturing facilities, all located close to our raw material suppliers or major consumer centers. We also have an advanced logistics system to cater to our domestic market, with 22 distribution centers (own and third party), all serving supermarkets, retail stores, wholesalers, restaurants, and other customers.

In the international market, the company has 41 offices serving clients in more than 117 countries. We operate seven industrial units, one in Saudi Arabia, one in Abu Dhabi, two in Romania, and three in Turkey. In addition, we continue to operate 24 distribution centers located in Asia, the Americas, and the Middle East.



In 2020, nearly

4 million

tons of food were produced and distributed to more than 117 countries.



Brands that stand out

GRI 102-2

Our brands are differentiators in our business model and ensure the consistency of our market performance in Brazil and in markets in the Middle East and Asia.

Qualy – The margarine brand preferred by more than half of the Brazilian population and also the brand with the best brand recall. It is the absolute leader in its category.

Sadia – The most valuable food brand in Brazil and the one with best brand recall in frozen foods in 2020. It is valued at US$ 2 billion[1].

Perdigão – The fastest growing food brand in terms of preference in recent years. It was the brand that gained more new households in 2020.

Banvit – The leading brand in Turkey, whose preference among consumers jumped from 39% to 54%. This strengthening of the brand in the country was significant for our market share, which reached 22.6% in 2020, a growth of 3.9 pp in the year.

[1] Source: Ranking of Most Valuable Brands by BrandZ/Kantar

AWARDS

- **Ignite Awards 2020:** BRF was recognized as a Global Collaborator in the public and private sectors worldwide for its partnership with startups in Sweden.

- **Grow + Innovation Awards 2020:** Winner in the Corporate category in Open Innovation for the award promoted by Grow +.

- **Corporate Reputation Monitor (Merco):** Improved its ranking in the 7th edition of the field survey, carried out in Brazil between July and December 2020, featuring the 100 companies from 33 sectors with the best evaluation for their reputation. BRF moved up 54 positions, from 82nd to 28th.

- **ABRASCA Award for Best Annual Report:** Ranked 4th place and an honorable mention in the economic-financial analysis criterion. The award, created by the Brazilian Association of Publicly-Held Companies (ABRASCA), is intended to encourage the improvement of reporting with greater clarity, transparency, quality, amount of information, and innovative character, both in terms of presentation and graphic design.

- **LIDE B3 Business Sustainability Award:** Inspired by B3's—Brazil's Stock Exchange—ESG portfolio, BRF was one of the winners as a company that participates in the B3 ESG index portfolios—2021 Corporate Sustainability Index (ISE B3) and the Carbon Efficient Index (ICO2 B3) 2020. The winners of the LIDE B3 Award for Corporate Sustainability were chosen based on the 2021 list of the ISE B3 (released on December 1) and the 2020 ICO2 B3 portfolio.

- **Ranking TOP 100 Open Corps 2020:** For the second consecutive year, BRF ranked 2nd in the food category and 13th in the overall ranking coordinated by 100 Open Startups.

- **Clima Paraná Seal:** An initiative of the State Department for Sustainable Development and Tourism (SEDEST), the seal was created to fight climate change and prepare companies in the State of Paraná for challenges such as the likely materialization of carbon pricing. BRF was awarded in the Gold category.



Performance map

GRI 102-4



Distribution of more than
4 million
tons of food

34 industrial
units in Brazil and
7 abroad

More than
300,000
customers

555,000
monthly deliveries

50
distribution
centers

2 industrial
facilities in Romania*

3 industrial
facilities in Turkey

2 industrial
facilities Abu Dhabi + Saudi Arabia

41 offices
outside Brazil

Customers in more than
117 countries
on 5 continents

*Operation sold in December/2020

Leader in Brazilian exports to Asia



39%
of the chicken to Japan

27%
of the pork to China

Operating segments

- Encased meats
- Ready-to-eat
- Meat substitutes
- Vegetables
- Desserts
- Cold cuts
- Frozen foods
- Margarine





- Butter
- Cream cheese
- Seasonal
- Fresh
- Pet
- Ingredients

BUSINESS MODEL

BELIEF: A better future for everyone requires more and more quality food.

PURPOSE: A BETTER LIFE
Offer quality food, increasingly tasty and practical, to people around the world.

We do this through the sustainable management of a live, long, and complex chain that provides a better life for everyone, from the fields to the table.

COMMITMENTS:
Safety.
Quality.
Integrity.

PRINCIPLES:
Interdependence.
People.
Results.

PASSION:
A passion for working with food.

86 years of history

Headquarters in Itajaí -SC

100,000+ employees

300,000+ customers

296,000+ points of sale

Value Creation

INVESTORS/SHAREHOLDERS
Generation of results and investors
EBITDA R$ 5.2 billion | Profit R$ 1.4 billion | Market cap R$ 18.93 billion

INTEGRATED PRODUCERS
Generation of knowledge and technology with integrated partners in food production
9,500+ Integrated Producers | 100% assessed for social impacts and environmental permits

CUSTOMERS
Leadership and prominence in the global food industry
21% increase in Customer Satisfaction compared with 2019 | Product portfolio = 280 new products, 139 in Brazil and 149 in the international market

SUPPLIERS/PARTNERS
Economic gains and benefits for producers, integrated producers, and suppliers in managing the business
Total spending on suppliers R$ 5.839 billion

EMPLOYEES
Multiculturalism and diversity
beyond discourse 86% Internal satisfaction | Average hours of training | Men: 29,74h Women: 20,92h

CIVIL SOCIETY
Measurable social impact, resulting from actions and interventions in communities
201 social actions, 1,638 people in more than 8,000 hours of volunteer work

brf

Our Resources

FINANCIAL CAPITAL
R$ 55 billion in investments over the next 10 years | R$ 3.066 billion in Cash Flow | R$ 14.152 billion in Net Debt | Financial Leverage at 2.73x

NATURAL CAPITAL
256 professionals trained on the global animal welfare program | consumption: 58,458,734.00 m³ of water, 5,640,410 GJ of energy | 449,315.56 tons of waste

HUMAN CAPITAL
More than 100,000 employees | 2,492,239.41 hours of training

INTELLECTUAL CAPITAL
We developed more than 50 projects that make up the digital journey and implemented 19 innovation and product initiatives.| BRF Hub: prelationship program with all players in the open innovation ecosystem in and outside Brazil

SOCIAL CAPITAL
R$ 116,000 invested in social programs and projects

MANUFACTURED CAPITAL
49 Production Units | 50 CDs | 3 Innovation Centers | 17 Commercial Offices

Our Operation

INPUTS > **BUSINESS ACTIVITIES** > **PRODUCTS/ SERVICES**

INPUTS:
- Raw Material
- Grains | Feed

BUSINESS ACTIVITIES:
- Market | Consumer Demands
- Commercial | Customers
- Suppliers
- Factories | DCs | Logistics

PRODUCTS/ SERVICES:
- Segments: pork, poultry, pet, ready meals, meat substitutes
- Post-sales
- BRF Institute

Main Impacts

FINANCIAL	(+) Cash flow (-) Indebtedness
NATURAL	(-) Environmental fines (-) Contamination in herds
HUMAN	(+) Retaining talent (-) Epidemics (-) Occupational diseases
INTELLECTUAL	(+) (-) Data Security (+) (-) Information Protection
SOCIAL	(+) Local development
MANUFACTURED	Innovation | (+) Efficiency (+) (-) Product Quality (+) (-) Production Processes

1 **Raw material / Inputs**
- 4,709,640 tons of inputs of animal origin.

2 **Suppliers / Partners**
- Volume paid in 2020: R$ 000 5,796,766
- Compliance: periodic verification based on the Corporate Standard for the Procurement Process, Probability of Default (PRINAD - SERASA) and public lists (IBAMA, CEIS, and Slave Labor). production units, administrative headquarters, distribution centers, and sales offices.

3 **Employees**
- Operation = 80,509
- Offices = 20,493

4 **Factories**
- 49 production units in the Americas, Africa, Asia, and the Middle East.

5 **Distribution Centers**
- 50 DCs
- Responsible for 555,000 deliveries per month in Brazil alone.

Aim your cell phone camera at the QR Code


VALUE
CHAIN
1
2
3
4
5
6
7
8
9
10

6 **Society**
- "*Movimento Nós*" Investments of nearly R$ 370,000, together with other companies in the sector, for 300,000 small Brazilian establishments that employ around 1million people.
- BRF Institute: coordination of BRF's social investments in the cities where the company has production units, administrative headquarters, distribution centers, and sales offices.

7 **Consumers**
- Proposal to create innovative, convenient, practical, and healthy products for consumers, in line with their needs and lifestyle.

8 **Customers**
- 300,000 +
- Market served for fresh (poultry and pork) and Processed products (chicken: frozen, chicken cuts, and marinated; beef: frozen processed and specialty cuts; margarine; ready-to-eat; vegetable-based products; frozen desserts; meals/flours; animal feed.

9 **Regulatory Agencies (among others)**
- Ministry of Agriculture (MAPA): inspects food exclusively of animal origin.
- Brazilian Health Regulatory Agency (ANVISA) regulates, controls, and inspects products and services that involve risk to public health and are already on the market.

10 **Points of Sales**
- 296,000 + in the Americas, Middle East, Europe, Africa, and Asia.

Our culture

GRI 102-16

Considering our relevance as a global company and leader in the segment, in 2018 we decided it was time to further strengthen our culture.


brf
NOSSA ESSÊNCIA
Vida Melhor
Segurança
Qualidade
Integridade
Pessoas
Interdependência
Resultado

To this end, we worked collaboratively to determine the true essence of the company and define the attributes that would support our sustainable growth. Company leaders, including the Board of Directors and the Executive Committee, took part in this journey that involved more than 300 people for over nine months. The result was the definition of our essence: one belief, one purpose, three commitments, three principles, and a passion.

> “As important as achieving our goals and results, is providing a better future for everyone, offering increasingly tastier and practical quality food.”
>
> **Lorival Luz,**
> Global CEO BRF

Our pillars:

one belief, one purpose, three commitments, three principles, and a passion.



Learn about the essence of BRF

GRI 102-16

- **Belief**
  A better future for everyone requires more and more quality food.

- **Purpose**
  A Better Life - Offer quality food, increasingly tasty and practical, to people around the world. We do this through the sustainable management of a live, long, and complex chain that provides a better life for everyone, from the fields to the table.

- **Commitments**
  Quality
  Safety
  Integrity




DE OLHO NO
FUTURO

> It's incredible to see how a giant company such as ours, manages to connect so many people, from the hatchery operator to the end consumer! It's great to see that the efforts of everyone in this live, extensive, and complex chain are reflected in the satisfaction of end consumers!

João Vittor,
HR Analyst BP JR





- **Passion**
  A passion for working with food

- **Principles**
  People
  Interdependence
  Results

With this clear and well-defined essence, we focused our efforts in 2020 on its dissemination throughout the company. Our main goal is to consolidate the organizational culture at all levels, areas, and departments. We want to reinforce our passion for working with food, as well as our commitment to ethics, excellence, quality, and the well-being of consumers, employees, partners, and communities.

In 2020, the Organizational Architecture Department was also created, which focuses on looking at the interdependence of our processes and areas. We started to address the issue of sustainability with greater determination. We are evolving as a reference in the food industry within this topic. We understand that the way we think, create bold goals, and make internal decisions needs to be intensified in a way that increasingly involves the issue of sustainability.

We strengthened our commitment to ethics, excellence, quality, and well-being


We created the
Organizational Architecture Department



Our global survey heard from more than
44,000
employees



Engagement survey

In December 2020, we conducted a global engagement survey to hear from more than 44,000 employees. The purpose was to assess their perception on different aspects of the company and guide action plans for the development of improvements. The survey also provides guidance on managing our culture, since we monitor indicators related to BRF's Commitments (Safety, Quality, and Integrity) and the principles of our Essence (People, Interdependence, and Results).

The questionnaire evaluated issues that influence engagement such as communication, clarity, leadership, career, development, infrastructure, remuneration, benefits, and others.

The methodology considered a representative sampling of the entire company based on the organizational structure. The adherence rate was 89% of the sample invited and the overall engagement rate was 86%, representing an increase of 2 percentage points compared with the previous year.

General Results (Favorability)

	BRF 2020	BRF 2019	BRF 2018
Favorable	86%	84%	82%
Neutral	7%	8%	8%
Unfavorable	7%	8%	10%

Source: Willis Towers Watson - benchmarking global consumer goods market - composed of the 73 best consumer goods companies with the best results in the survey. The global high-performance market is composed of 29 companies that not only obtained the best results in the survey, but also have the best people management practices and superior financial performance.

2020 Highlights

Overall engagement rate of **86 %** **(2 pp over the previous year)**

+7 P.P. compared with the global consumer goods market, making BRF a **highlight in the sector**

Growth in all categories related to BRF's Culture Principles BRF's Commitments results remained at high levels:

- Quality **95** %
- Safety **92** %
- Integrity **89** %

Evolution in all categories related to the Principles of Principles of the BRF Culture

Benchmark in terms of **quality, clarity, diversity,** and **immediate leadership** in relation to the global high performance market


brf

Market cap of
R$ 18.93 billion

Governance, management, and leadership

GRI 102-29, 102-5, 102-18, 102-22

As a publicly traded company, we are one of the most relevant business groups in the country today, with shares traded on the stock exchange in Brazil (ISE B3 - BRFS3) and in the U.S. (NYSE - ADR level III), with a market cap of R$18.93 billion in 2020.

We have a strong commitment to governance practices. The year 2020 prompted several developments in this regard, such as the entry of three new members to our Board of Directors and the development of strategic planning in partnership with the Executive Committee.

The Board of Directors, together with its Advisory Committees, has a fundamental role in strengthening the company's risk management culture. These bodies are responsible for monitoring and recommending actions to address the main risks (financial, operational, strategic and/or regulatory), recommending specific risk assessments to the Global Risk Management Department, in addition to observing compliance with other responsibilities defined in BRF's Corporate Risk Management Policy. GRI 102-26, 102-29

In recent years, we have adopted several corporate governance practices for a continuous process of organizational improvement. Our goal is to bring more transparency, liquidity, and returns for our investors. We were the first company in the food sector to be listed on the B3 Novo Mercado (2006[3]), and we have remained there for 15 years. This requires us to comply with strict regulations, including diffuse control, protection mechanisms, and equal rights among shareholders. In addition, BRF has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its annual reports, in accordance with Brazilian laws. **GRI 102-32**

[3] From 2006 to 2009, the company was listed on the index with its brands Sadia S/A and Perdigão S/A. As of 2010, it became part of BRF S/A.

The independence of the members of the Board of Directors can be reviewed on the Corporate Governance of the Company website. According to our bylaws, the term of office for Board Members is two years, with the possibility of reelection.

Aim your cell phone camera at the QR Code to learn more about our corporate structure

Our governance structure is still made up of the Audit and Integrity Committee that has been in place since 2014. Its current name was adopted on November 5, 2018. The Audit and Integrity Committee is currently composed of five members, the majority of whom are independent members.



We also have the following committees set up to advise the Board of Directors:

People, Governance, Organization, and Culture Committee: responsible for advising the Board of Directors in defining the remuneration policies for executives and employees and for defining and practicing the BRF culture. It provides support to executive directors in assessing, selecting, and developing leaders, and it encourages the appropriate conduct of leaders, proposing actions to align the expectations of shareholders and executives.

Finance and Risk Management Committee: responsible for making recommendations to the Board of Directors regarding financial matters and risk policies; analyzing financial information; making recommendations in accordance with the Annual Plan and its objectives, considering the most relevant risks; providing updates on financial statements, operations, and M&A; and reporting the boundaries of risk exposures to the Board of Directors and requesting adjustments, if applicable.


4
committees
advise the Board of Directors

Quality and Sustainability Committee: its duties include assessing social, environmental, economic, and quality topics in the business model; monitoring product development, guidelines, certifications, and policies; updating compliance with ISO certification standards and specific standards for food safety, sustainability, and consumers; and monitoring our Quality Assurance System.

Consumer Intelligence Committee: created in 2020 to advise the Board of Directors and company management on acquiring knowledge about the habits, interests, and preferences of our consumers. The committee will anticipate trends and ensure alignment between products and their respective consumers. It also advises the Board and company management about the digitalization process (Go Digital) to provide all possible channels to our consumers in an accessible and intuitive way. It proposes processes and systems for the acquisition, treatment, analysis, and availability of relevant information that meets the committee's main objectives and hires specialists or consultants with applicable knowledge to support the work of the Committee.

Finally, the Audit Committee, made up of three members and their alternates, elected annually at the Ordinary General Assembly, with reelection permitted. In compliance with Brazilian law, our Fiscal Council is an independent body with the authority to oversee certain management acts, issue reports on financial statements, and express opinions on proposals that will be submitted to shareholders and the Board of Directors on topics such as distribution of dividends and issuance of debentures.



Governance structure

GRI 102-18, 102-19, 102-20, 102-22, 102-23, 102-27, 102-28

The main bodies that compose our governance are the General Shareholders Meeting, the Board of Directors, the Board's Advisory Committees, the Fiscal Council, and the Executive Board.

Formation of the current Board of Directors



Pedro Pullen Parente
Chairman of the Board - Independent Member



Augusto Marques da Cruz Filho
Deputy Chairman - Independent Member



Dan Ioschpe
Independent Member



Flavia Buarque de Almeida
Independent Member



Flavia Maria Bittencourt
Independent Member



José Luiz Osório de Almeida Filho
Independent Member



Luiz Fernando Furlan
Independent Member



Ivandré Montiel da Silva
Membro



Roberto Rodrigues
Independent Member



Marcelo Feriozzi Bacci
Independent Member

Formation of the Fiscal Council



André Vicentini
Independent Member



Attilio Guaspari
Independent Member



Maria Paula Soares Aranha
Independent Member

Formation of Advisory Committees

GRI 102-35, 102-18

People, Governance, Organization, and Culture Committee
Flavia Buarque de Almeida (coordinator), Dan Ioschpe, Flavia Maria Bittencourt.

Finance and Risk Management Committee
Dan Ioschpe (coordinator), Ivandré Montiel da Silva, Marcelo Feriozzi Bacci, Manoel Cordeiro Silva Filho (external member).

Audit and Integrity Committee
Augusto Marques da Cruz Filho (coordinator), Ivandré Montiel da Silva, Marcelo Feriozzi Bacci, Valmir Pedro Rossi (membro externo), Jerônimo Antunes (external member).

Quality and Sustainability Committee
Roberto Rodrigues (coordinator), Luiz Furlan, José Luiz Osório, Flavia Maria Bittencourt.

Consumer Intelligence Committee
Flavia Maria Bittencourt (coordinator), Flavia Buarque de Almeida, Ivandré Montiel da Silva.

Executive Committe


Lorival Luz
CEO Global


Alessandro Bonorino
Vice President People, Services, and Technology


Bruno Machado Ferla
Vice President Legal, Compliance, Governance, M&A


Carlos Alberto Bezerra de Moura
Vice President Finance and Investor Relations


Grazielle Parenti*
Vice-President Institutional Relations, Reputation, and Sustainability


Leonardo Campo Dall'Orto
Vice President Integrated Planning and Logistics


Neil Hamilton dos Guimarães Peixoto Junior
Vice President Quality and R&D


Patricio Rohner
Vice President International Market


Sidney Rogério Manzaro
Vice President Brazil Market


Vinicius Barbosa
Vice President Operations and Procurement

* Beginning Jan/2021

Highlights of our governance

- WE HOLD only common shares.
- WE DEFEND equal rights.
- WE HAVE ESTABLISHED a premium on public offerings and mechanisms to protect investors.
- WE PROHIBIT shareholders and executives from taking advantage of insider information.
- WE HAVE a securities trading and relevant fact disclosure policy.
- WE ADOPT arbitration as a more agile and specialized way of resolving conflicts of interest.
- WE ARE GUIDED by the bylaws and by several Internal Regulations and Policies, including:
  - Internal Regulations of the Advisory Committees; Internal Regulations of the Board of Directors; Internal Regulations of the Fiscal Council; and Internal Regulations of the Audit and Integrity Committee
  - Policy for the Appointment of Board Members, Committee Members, and the Executive Board
  - Transparency Manual
  - Authorization Policy
  - Sustainability Policy
  - Policy on Disclosure of Relevant Acts or Facts and Securities Trading
  - Related Party Transactions Policy
  - Policy on Financial Risk Management



We adopt the best governance practices in the market



Positions by age group GRI 405-1

	2018	2019	2020
ADMINISTRATIVE AND TAX ADVISERS			
Between 30 and 50	16%	16%	8%
Over 50	83%	83%	91%
EXECUTIVE DIRECTORS			
Between 30 and 50	64%	70%	56%
Over 50	36%	30%	44%

Positions by gender GRI 405-1

	2018	2019	2020
ADMINISTRATIVE AND TAX ADVISERS			
	92%	85%	77%
	8%	15%	23%
EXECUTIVE DIRECTORS			
	100%	100%	100%
	0%	0%	0%*

* Grazielle Parenti assumed the vice-presidency of Institutional Relations, Reputation, and Sustainability in January/2021

Policy on appointments and information on members of senior management

GRI 102-24, 102-25

Our policy of appointing directors, committee members, and the executive board establishes guidelines on practices and defines criteria for selection and hiring, respecting other BRF internal rules and complying with Brazilian Corporation Law, B3's Novo Mercado Regulation, IBGC Code of Best Corporate Governance Practices, and the general rules set out by the CVM (Brazil's Securities and Exchange Commission) on the subject.

We disclose information on members of senior management on our Investor Relations website. On the same site, in the Corporate Governance section, we supply information on shareholding structure, corporate structure, and members of collegial bodies such as the Board of Directors, Advisory Committees, and the Executive Board. On the Executive Board, Board of Directors, and Committees tab, we provide a brief summary of the qualifications of the members of each body, as well as information on their participation in other management bodies.



Our goal is to bring more transparency, liquidity, and returns for our investors.

Risk management

The Risk Management Process at BRF comprises the following stages: risk identification, assessment, treatment, monitoring, and reporting.

GRI 102-11, 102-30, 102-33, 102-34, 102-17

Coordinated by the Global Risk Department, we have in place a methodology based on best international market practices (ISO 31000: 2018 and COSO ERM 2017), and we work on establishing and consolidating relationships with risk owners and focal points in several regions, areas, and business units to support the identification, mitigation, and reinforcement of the risk management culture and the capture of opportunities for improvement.

Our Risk Management Policy, approved by the Board of Directors, establishes the guidelines and responsibilities for managing risks, which are evaluated and classified according to their impact and the likelihood of occurrence. They are consolidated in the Risk Map, which is reviewed annually and reported to company leaders, the Board of Directors, and their advisory committees.



To assist the Board of Directors in monitoring these topics, we established the Finance and Risk Management Committee, which focuses on actions and periodic reporting of risks of all kinds (financial, operational, regulatory, and strategic). In addition to monitoring, the Finance and Risk Management Committee recommends ad-hoc assessments and decisions, and it monitors the execution of a Master Plan for Risks and Internal Controls. We also have an Audit and Integrity Committee, which is responsible for supervising the exposure and effectiveness of internal controls and monitoring complaints made through the transparency channel and audit reports. Lastly, the evolution of risks is also monitored on a monthly basis by the leadership team, which supports actions that reduce the company's level of exposure.

For more information, access our Form 20-F – 2020

In 2020, we updated the Company's risk map, with more than 2,500 employees participating in the process.

Throughout the year, several actions that raised the level of maturity in these areas were implemented, including:

- Implementation of a global communication plan that includes educational videos and several informational pieces for the entire BRF chain.;
- Training more than 4,000 employees in different countries on the risk management process and around 2,000 people on internal controls.
- Preparing and publishing the Risk Management and Internal Controls Manual.
- Implementing a pilot project to map operational risks at the Videira (SC) unit and incorporating a risk chapter about BRF's Management Programs (SEO and + *Excelência*).

In addition, we updated the Risk Map, which involved the risk owners (focal points) and the participation of more than 2,500 employees in the process of identifying new risk factors. Upon identifying these new risk factors, the Global Risk Department conducts monthly follow-ups to identify possible new topics and monitor the status of ongoing mitigation actions.

4,000 employees trained in risk management

2,000 employees trained in internal controls

In addition to this update, in 2020, we also linked risk reduction goals to the Annual Bonus Program. The Global Risk Exposure Reduction Index aims to encourage leaders to reinforce the culture of prevention and to focus on mitigation. This index is a relevant part of the Bonus Program and is applicable to all levels of the company, from senior executives to line managers. The Individual Risk Exposure Reduction Index was included in the individual goals of approximately 500 employees, including vice presidents, and it was measured by the teams' involvement with the risk management and risk mitigation system and efficacy of internal controls. GRI 102-5

We have procedures and controls in place, and periodically evaluate our exposure to risks



RISK MAP

- Health and technical **restrictions**
- **Market barriers** and commercial protections
- Compliance with **laws** and **regulations**
- Environmental compliance and access **to water and energy resources**
- **Climate** risk
- **Innovation** and product **launch**
- Exchange rate and political-economic **risks**
- Legal and labor compliance and **safety of operations**
- **Financial** risks
- Commodities and cyclical **nature** of the business
- **Tax** Risks

Aim your cell phone camera for a complete description of BRF's Risk Map through 20F.

Risks of Epidemic Disasters

Capitals impacted: Human Capital and Social Capital

Pandemics or outbreaks of human diseases, such as COVID-19, can adversely affect our business and operations. The global spread of COVID-19 prompted the implementation of significant measures by governments and private sector organizations, which in turn disrupted consumption and trade standards, supply chains, and production processes on a global scale, particularly in relation to our business, including shipments of goods. The consequences of the pandemic may also destabilize commodity prices or the economies and financial markets of many countries, leading to an economic downturn that could affect the demand for our products and have a material adverse effect on our operating results.

Our factories, distribution centers, logistics and supply chain have maintained operations since the beginning of the pandemic, and we have implemented a remote work program for our administrative offices.



Tax topics are managed within the boundaries of a strong governance

Tax Risks

GRI 207-1, 207-2 | Impacted Capital: Financial Capital

At BRF, tax issues are managed within the boundaries of strong governance and pursuant to the Group's Tax Strategy, agreed to by the Vice President of Finance and the Executive Board, as well as the Board of Directors and their committees, as applicable. Our Tax Management policy is available on the Investor Relations website and is designed to provide greater transparency to the market.

The tax strategies adopted by BRF consider the mitigation of risks to corporate reputation, and transactions between group companies are subject to the Policy for Related Parties; therefore, they are subject the transfer pricing laws and regulations of each country or region where the related companies are domiciled.

The company has several SOx and non-SOx controls and conducts annual studies to comply with IFRIC 23[4], which aims to identify Incorrect Tax Treatment for Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)[5]. We are committed to all applicable international and local guidelines, laws, rules, and regulations and are committed to following the spirit of the law in complying with tax obligations in an appropriate and fair manner.

We are not involved in tax strategies that do not align with the best practices established by OECD[6] and G20 countries, and we do not accept the use of artificial frameworks for non-economic purposes. We claim, whenever possible, tax benefits, incentives, and tax rate reductions available in accordance with applicable laws only if justified from a legal and business economics standpoint. When interpreting tax laws, we assume the commitment to be prudent and use logical and systematic interpretations, always considering the intention of the legislator and the applicable precedent.

The tax effects of current and future business operations and transactions are managed based on the logic of the business and a long-term vision of sustainability and predictability. In relation to possible tax risks, economic, political, and social topics are always considered in a necessary mitigation action.

[4] IFRIC 23 applies to any tax that is an "income tax," as defined by paragraph 2 of IAS 12 "Income Taxes," which states: "For the purposes of this pronouncement, the expression 'income tax' includes all national and foreign taxes and contributions levied on taxable income."

[5] Social Contribution on Net Income.

[6] Organization for Cooperation and Economic Development.

Tax Management Policy

GRI 103-2, 103-3, 207-1

We are committed to maintaining a solid structure of controls, ensuring that any tax information used by our management is reliable, complete, current, and auditable. The main tax processes are periodically reviewed by Internal Audit and by independent auditors in order to safeguard against entering into aggressive or evasive tax policies that may generate risks for the company and its stakeholders.

Eventual changes are sent to the Tax Compliance area, which analyzes such changes and sends them to a predetermined group. This process aims to keep us updated and in compliance with tax issues. In addition, the Institutional and Governmental Relations team monitors the processing of relevant bills that may impact the company and works through associations, together with the tax team, in order to present proposals for changes, when feasible. Within the structure of the Tax Area, Tax Compliance Management answers tax questions when the answer to the question does not appear in rules already established by the company or is not clearly defined in the legislation. GRI 207-2

The Tax Management Policy is available on our Investor Relations website. Click here to view.



We are committed to maintaining a solid control structure

Main financial / operational risks that can affect our results:

- Economic conditions in Brazil and globally
- Effect of trade barriers and other restrictions on imports
- Concerns about African swine fever, avian influenza, and other diseases of human and animal origin
- Interruptions in consumption and trade standards, supply chains, and production processes resulting from the pandemic of the Novel Coronavirus (COVID-19).
- Domestic market sensitivity to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply by producers from other countries
- Changes in the prices of commodities
- Fluctuations in exchange rates and inflation
- Interest rates
- Freight costs and volumes

Summary of risks and opportunities

We are constantly updating all the risks to which we are exposed, covering in detail the various aspects. A full assessment can be found in our 20-F report.

Health and technical restrictions

Impacted Capitals: Social Capital and Natural Capital

What risk is involved?

We are subject to risks affecting the food industry in general, including those arising from contamination or deterioration of food, nutritional and health-related concerns, consumer product liability claims, product tampering and sabotage, possible unavailability and liability insurance expenses, public perception of product safety. We are also subject to risks related to livestock farming, including diseases and adverse weather conditions. For example, the perceived risk of contamination of our food or related packaging by COVID-19 has led to disruptions in production, transportation, and sales in Brazil and in our export markets, especially in China, since the beginning of 2020.

What do we do?

We have systems in place that monitor food safety risks at all production and distribution stages. Our sales are ultimately dependent on consumer preferences, and any real or perceived health risks associated with our products could make customers lose confidence in the safety and quality of our products and have a material adverse impact on our business, results of operations, financial condition, and potential customers.

What is our opportunity?

Reinforce quality as a non-negotiable value in BRF's strategy and management system, strengthening this message among partners, consumers, customers, and the market.

The full assessment of our risks can be found in the 20-F report

Aim your cell phone camera at the QR Code

Market barriers and commercial protections

Impacted Capital: Financial Capital

What risk is involved?

Given the growing market share of Brazilian poultry, pork and beef products in international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led some countries to establish trade barriers to limit the access of Brazilian companies to their markets. Trade barriers can consist of tariff and non-tariff barriers. Non-tariff barriers are a particular concern in our industry, especially health and technical restrictions.

What do we do?

As a result of the investigations by regulatory agencies and of the public announcement of alleged irregularities involving BRF and other companies in the Brazilian meat sector in connection with *Operação Carne Fraca* and *Operação Trapaça*, some export markets have been temporarily closed and we became the subject of significant investigations related to food safety and quality control.

Some countries, such as Russia and South Africa, have a track record of imposing trade barriers on food imports. Many developed countries use direct and indirect subsidies to increase the competitiveness of their producers in other markets: the European Union, for example, has implemented a system of quotas for certain poultry products and prohibitive tariffs on other products in order to mitigate the effects of Brazil's lower production costs on European producers.

Trade wars between other countries also create uncertainty that could adversely affect Brazilian exports and our operations. For example, the United States and China engaged in a trade war for almost 18 months, which affected the global economy. On January 1, 2020, the U.S. and China signed the first phase of a trade agreement to ease tensions between the two countries. However, the current trade agreement may not be maintained by the U.S. under Joe Biden's new administration.

To address this challenge, our work involves careful observation of international negotiations between governments and authorities, planning supply, demand, and production at BRF's units in Brazil and abroad.

What is our opportunity?

Continue advancing in the processes, ensuring the confidence of authorities, reinforce the licensing of plants, and actively participate in commercial agreements that contribute to BRF's business and to the needs of the different markets.



Commodities and cyclical nature of the business

Impacted Capitals: Financial Capital and Natural Capital

What risk is involved?

Our business depends largely on the cost and supply of corn, soy meal, soybean, pork, packaging (resin, oil), food ingredients, animal feed ingredients, and other raw materials, and on the selling prices of our poultry and pork. These prices are determined by supply and demand, which can fluctuate significantly, and by other factors over which we have little or no control. The pandemic, the cost of domestic and international freight, and the fluctuation of exchange and interest rates reflected on global commodity prices, significantly impacting our business.

What do we do?

Our industry, both in Brazil and abroad, is characterized by cyclical periods of higher prices and greater profitability. Therefore, we are continuously analyzing these movements in the sector and the volatility of commodities by monitoring grain stocks and the climate in producing regions. In this way, it is possible to guide purchasing decisions and anticipate prices in the commodities market.

What is our opportunity?

Gains in efficiency and competitiveness through a strategy that increasingly values aspects of interdependence between the parties and the whole, and meticulous planning of production and of meeting the demands of different global markets.

Climate risk

GRI 201-2 | Impacted Capitals: Financial Capital and Natural Capital

What risk is involved?

We take into account the potential effects of climate change on our operations and supply chain, and recognize vulnerabilities associated with natural resources and agricultural products essential to our activities. The main risks identified for our business in connection to climate change are related to changes in temperature and rainfall, including droughts and natural disasters, which can affect agricultural productivity, animal welfare, and the availability of water and energy. These changes could adversely affect our costs and operating results, including increasing the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing, and raising the price of electricity.

We continuously update all the risks to which we are exposed

What do we do?

Our operations are largely dependent on electricity and power outages can adversely affect our results. To mitigate the impact, we evaluate our energy efficiency and always look for ways to reduce electricity demand through more efficient processes to consume less energy.

What is our opportunity?

To be a reference in integrating climate aspects into strategy and management by implementing environmental efficiency and risk monitoring measures. In 2020, a professional will be entirely dedicated to the topic of water and climate change and will be allocated in the Sustainability, Animal Welfare, and Environment Management area.

Environmental compliance and access to water and energy resources

Impacted Capital: Natural Capital

What risk is involved?

Water is essential for our business and is used in the production of grains and other agricultural inputs necessary for our production processes. Consequently, lack or scarcity of water, including the increasing risk of droughts in the regions where we operate, is a critical risk to our business and could materially and adversely affect our business and operating results. We are also subject to restrictions on the volume of water we can withdraw from the environment in accordance with our water use permits, which may be less than the actual demand for water from our businesses in these areas. Despite the measures we have adopted, we may face difficulties associated with the growing demand for water by the population of the regions in which we operate, with the potential unavailability of energy resources, and with climate risks and events that generate unavailability of water.

What do we do?

We have developed several procedures to reduce our water consumption and increase its reuse in our processes to minimize our impact on the environment and on the communities, and to ensure the continuity of our operations. We also employ methods to analyze the water vulnerability of our industrial plants, as well as of the micro and macro watersheds in the regions where we operate.

What is our opportunity?

Improve preventive measures and use innovation to find the best ways to use and access water sources, always focusing on lower environmental impact and efficiency gains. We must also work to ensure an increasingly precise monitoring of the correctness and compliance of our operations with the relevant environmental standards and regulations in Brazil and in international markets.


OURO
PERDIGÃO
Peito de peru

Compliance with laws and regulations

Impacted Capital: Financial Capital

What risk is involved?

Failure to comply with anti-fraud, anti-corruption, anti-money laundering laws, and with other international laws and regulations to which we are subject. In particular, the Brazilian Anti-Corruption Act No. 12,846, the U.S. Foreign Corrupt Practices Act (FCPA), and the United Kingdom Bribery Act 2010.

What do we do?

We have internal policies and procedures in place to ensure compliance with applicable international anti-fraud, anti-corruption, money laundering, and other potential violations of law as part of our compliance processes and internal controls. We minimized the occurrences of risks and non-compliance supported by our Integrity System, by maintaining management policies, and by structuring relationship, whistleblowing, and investigation channels for any actual or potential occurrences.

What is our opportunity?

Reinforce our positioning as a company intrinsically committed to integrity and actively work on transparency, accountability, and on structuring a complete and comprehensive governance to quickly combat, prevent, investigate, and respond to any instances of non-compliance.

Innovation and product launch

Impacted Capitals: Intellectual Capital; Manufactured Capital and Social Capital

What risk is involved?

Our financial success depends on our ability to anticipate changes in consumer preferences and eating habits and to successfully develop and launch new products and product variations that are desirable for consumers. The trends in prioritizing health and well-being represent a challenge for the development and sales of successful new product lines to meet these consumer preferences. In addition, reducing our investments in product development can adversely affect not only our ability to create innovative solutions, but also the success of these products in the market.

What do we do?

We invest in research, development, and innovation mechanisms in Brazil and foreign markets. We also work to maintain and expand the image of our brands through marketing, including advertising and promotions to consumers, taking advantage of the growing use of social and digital media, which increases the speed and the extent to which information can be shared.

What is our opportunity?

The trend toward prioritizing health and well-being is a major focus of food companies such as BRF. In the same way, reinforcing quality and sustainability attributes in our brands are strategic means to gain prominence and leadership in the segments and categories in which we operate.

Legal and labor compliance and safety of operations

Impacted Capital: Human Capital

What risk is involved?

BRF employs around 100,000 professionals worldwide. Therefore, it is the company's responsibility to comply with local legislation, labor agreements, and standards of representation and relations with trade unions and workers' representative organizations. If we are not able to negotiate acceptable union agreements, we may be subject to work stoppages or strikes. Labor costs are among our most significant expenses and, a revision of our employee contract structure could incur additional operating expenses. In addition, there are risks related to the safety of our facilities. If safety procedures are not in place, are not effective, or are not followed by our employees or third parties, this could lead to injuries to our employees and third parties, which could result in costs associated with the injuries and loss of productivity.

We thoroughly cover the different aspects of our risks

What do we do?

We have a transparent relationship with unions, entities, and other organizations representing our employees and have Occupational Health and Safety projects whose focus is to eliminate risks and ensure people's safety.

What is our opportunity?

To be a reference in operational safety, respect for life, well-being of employees, and service levels.

Exchange rate and political-economic risks

Impacted Capital: Financial Capital

What risk is involved?

Significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies have occurred from time to time. In 2020, the Brazilian Real depreciated by as much as 22.4% against the U.S. dollar, and this trend continued throughout the pandemic, reflecting the low interest rates, the worsened economic climate, and the political crisis. This implies risks that may negatively affect our competitiveness and generation of results, since the prices of many commodities that are essential to maintain production are pegged to the dollar.

As of December 31, 2020, our loans and financing denominated in foreign currency totaled R$15.74 billion, accounting for 70.3% of our total consolidated indebtedness on that date. Although a portion of our exchange rate risk is managed through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not fully hedged. A significant depreciation of the Brazilian real against the U.S. dollar or other currencies would increase the amount of Brazilian reais that we would need to meet the debt service requirements of our foreign currency-denominated obligations.

What do we do?

We monitor all contexts of the markets in which we operate and we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies.

What is our opportunity?

Reinforce business intelligence instruments and diversify our global operations, minimizing exposure to specific markets and risks.

Financial

Impacted Capital: Financial Capital

What risk is involved?

Lack of adequate internal controls could adversely affect our reputation and business and result in our failure to meet public reporting requirements accurately and in a timely manner.

What do we do?

Our administration is responsible for establishing and maintaining adequate internal control over financial reporting that provides reasonable assurance regarding the reliability in the preparation and reporting of our financial statements for external use.

What is our opportunity?

We work to ensure that the company's value is created in a consistent, coherent, planned, and responsible manner, with a long-term view and recognized by the market for the soundness of its business.

Ethics and compliance

GRI 102-16, 103-2, 103-3 | 205, 205-2, 103-2, 103-3 |206, 103-2, 103-3 | 419-1

Ethics, transparency, and integrity. These three keywords go hand in hand with the evolution of our business. They govern our day-to-day activities, which are linked to respect for laws and regulations, both in Brazil and abroad.

Click here to view the Business Partner Code of Conduct GRI 102-17

Aim your cell phone camera at the QR Code

To ensure and disseminate a culture of ethics within the company, the Compliance Department coordinates the BRF Integrity System, which is mandatory for all employees, from senior management (Board of Directors and advisory committees) to professionals in the production units.

We have a Corporate Policy for the Prevention of Anti-Competitive Practices—a document that establishes guidelines regarding the prevention of violations of economic norms. These guidelines must be adopted by BRF employees and other persons acting on behalf of the company to ensure that their conduct is in compliance with laws that defend free competition.

In 2020, we carried out several improvement actions such as implementing digital solutions for risk analysis, holding internal consultations, communicating with and training employees, developing all pillars at the international level, and updating the Transparency Manual.

We also have a Business Partner Code of Conduct for BRF's business partners, through which we reaffirm our commitment to responsible management and sustainability, including the adoption of best practices and upstanding behavior, social and environmental issues, and minimum standards to be followed by our partners.


TRANSPARENCY
MANUAL
brf

EMPLOYEES WHO RECEIVED TRAINING ON ANTI-CORRUPTION POLICIES AND PROCEDURES* GRI 205-2

	Executive Board 2018	Executive Board 2019	Executive Board 2020	Management 2018	Management 2019	Management 2020	Supervision and coordination 2018	Supervision and coordination 2019	Supervision and coordination 2020	Administration 2018	Administration 2019	Administration 2020	Operations 2018	Operations 2019	Operations 2020	Total 2018	Total 2019	Total 2020
Total number of employees	70	74	76	675	547	608	2,894	2,706	2,919	20,387	18,122	18,146	77,582	66,380	71,058	101,608	87,829	92,807
Total number of employees trained	63	74	76	627	547	608	2,785	2,695	2,919	19,587	17,997	18,146	75,477	66,332	71,058	98,539	87,645	92,807
Percentage of employees trained (%)	90%	100%	100%	93%	100%	100%	96%	99.59%	100%	96%	99.31%	100%	97%	99.93%	100%	97%	99.79%	100%

* Employees hired before 11/30/2020

* Active employees only

* Employees on leave or with formal justifications were not considered within the guidelines set out by HR for registration in the system.



Fight against corruption

We hold to the principle of respecting national and international laws to prevent acts of corruption and bribery. Employees, partners, suppliers, and service providers who, in the performance of their duties, interact with public agents or any private sector entity must respect the internal procedures and regulations applicable to such interactions. They must also reject any request, direct or indirect, for undue advantages, including corruption, bribery, and facilitation payments. Any act that may represent a violation or potential violation of applicable laws or BRF's commitment to fight bribery and corruption must be reported to the Transparency Channel.

Our integrity system considers the factors that are inherent to the business environment, within the best market practices

In the process to potentially hire third parties, our Compliance Department conducts reputational assessments of commercial partners that may pose a high risk to the company and consults on lawsuits and official blacklists. We also conduct due diligence processes to verify risks of corruption and fraud in companies and business units in cases of potential mergers and acquisitions (M&A).

BRF's Integrity System was implemented considering the factors that are inherent to the business environment, within the best market practices. According to Decree No. 8,420/15 (which regulated Law No. 12,846/13), 16 parameters must be considered for the proper structuring of the integrity program. Thus, BRF's Integrity System was developed and divided into eight major fronts, which include the 16 parameters defined by the Brazilian Anti-Corruption Law for an effective compliance program.

Pillars of the Integrity System

1. Overall structure appropriate to the level of risk
2. Global policies and procedures
3. Training, capacity building, and communication
4. Continuous assessment of business partners
5. Digital controls and agile monitoring suited to the dynamics of the business
6. Detection and implementation of remediation measures
7. External engagement and sharing of best practices
8. Identification and mitigation of compliance risks

BRF is the first Brazilian company in the animal protein sector to obtain the ISO 37.001 anti-bribery management system certification.

Anti-corruption actions in 2020 GRI 205-1

- Corruption-related risks assessed in all of the Company's operations: 3
- Members of the governance body instructed on anti-corruption policies and procedures: 16 (100% of the bodies in Brazilian territory)
- Total number of employees instructed on anti-corruption policies and procedures: 92,807 (100%)*
- New business partners must accept BRF's code of conduct, which addresses the issue of combating corruption.
- Materials and other guidance on this topic are readily available on BRF's Supplier Portal.
- In 2020, no cases of corruption were confirmed.

*Employees on leave or with formal justifications were not considered within the guidelines set out by HR for registration in the system.

For more information go to: GRI 102-25

How we operate

Corporate Conflict of Interest Policy

Click to find out more about our conduct related to ethics and integrity.

PUBLIC POLICIES

The management approach to public policy in 2020 was improved by implementing new systems and tools to automate and record procedures. We developed an internal system for managing and organizing participation in public consultations and analyzing opinions about changes or the adoption of new policies in the Government's executive branch.



Business Ethics

GRI 206-1

Both at BRF and in our controlled, affiliated, subsidiary, joint venture companies and partners, business is conducted with integrity and transparency, in compliance with the laws and regulations of the countries where we operate, as well as with policies and internal procedures. For this reason, we support the idea that encouraging healthy coexistence among companies in the sector involves ethical operations in the market, good competitive practices, and performance in line with competition laws.

In addition, we follow our Corporate Policy for the Prevention of Anti-Competitive Practices, which establishes guidelines to be adopted by employees and by subsidiaries and other professionals who act in the name of or on behalf of the company. The policy provides guidance on preventing economic violations in M&A projects and in interactions with competitors, directly or through trade associations and commercial practices of the company, in order to ensure that such conduct is in full compliance with the Law on the Defense of Free Competition and other applicable laws.



Transparency Manual

GRI 102-17, 102-33, 102-34

Our Transparency Manual (Company's Code of Ethics and Conduct) establishes the values and guidelines that will guide the decisions and attitudes of employees, managers, committee members, and the Board of Directors. The guidelines contained in the document are in line with principles of ethics, consistency, transparency, integrity, and respect for people, legality, and society at large. This is a policy with general principles that guide several other specific internal norms.

It is the responsibility of employees to comply with and uphold all principles set out in the Transparency Manual and to promote a work environment that communicates, seeks guidance from leaders whenever necessary, and reports any concerns of potential violations of the rules of this manual or of the company's internal policies.

In 2020, 100% of employees were trained on the Transparency Manual. We quickly migrated in-person training to an online version and managed to provide 16,000 hours of actions related to integrity.

Click here to view the Transparency Manual.

Transparency Channel

GRI 102-17, 103-2

Through the Transparency Channel, BRF receives reports and claims of suspected situations that may violate the company's internal rules or policies. Whistleblowers can file their reports anonymously (if preferred) via internet, email, or telephone, and all cases are investigated directly by the responsible areas, e.g., Compliance, Human Resources, Loss Prevention, etc. Information sent through the channel is kept confidential, as far as possible, during an investigation.

The tool is available by phone in Brazil and in the following countries: South Africa, Austria, Chile, China, Singapore, United Arab Emirates, Japan, Kuwait, Oman, Qatar, Saudi Arabia, and Turkey. There is also a website available to all employees, suppliers, customers, and other stakeholders.

Any reports related to senior management or the Compliance Department are handled by the Audit and Integrity Committee. They are operated by independent contractors, with proven experience in providing these services to large companies and with the applicable certifications. They observe all national and foreign legislation, in particular the legislation related to information privacy in those countries where BRF operates.

The reports received are critical to improving processes and mitigating risks for the company. And in order to improve services on this channel, in January 2020 we launched a new system with new features such as a bilingual service by specialists, a more user-friendly interface, and increased information security.

The Transparency Channel is available 24 hours a day, 7 days a week, through the following:

0800 450 0000

(Brazil)

Integridade.brf.com
(Other countries)
compliance.brf.com

For more information visit:
https://canalconfidencial.com.br/canaldetransparenciabrf/





In 2020,

the SEC completed its investigations into Operations *Trapaça* and *Carne Fraca*

We take a proactive stance in external investigations

External investigations GRI 205-3

We have assumed a proactive stance, collaborating with external investigations, as the party most interested in clarifying the facts, seeking a transparent and assertive solution to all issues that have a direct impact on the company's reputation in Brazil and abroad.

Regarding the *Carne Fraca* and *Trapaça* operations, both escalated into administrative and judicial proceedings. Investigations are still ongoing and are being conducted by the competent authorities. Internally, the investigations are conducted by an independent committee, which is advised by outside lawyers. In 2020, BRF disclosed to the market that the Securities and Exchange Commission had completed its investigation of the facts verified in the *Trapaça* and *Carne Fraca* operations. The Commission did not apply any sanctions to the company, and does not intend to recommend any enforcement action against the company.

We strengthened our pledge to continue improving processes to ensure compliance with our commitments to Integrity, Quality, and Safety, cooperating with the authorities to clarify all the facts. All of the company's official positions on previous cases can be found on BRF's investor relations website.

Aim your cell phone camera at the QR Code or Click here

Customers and consumers

We maintain a transparent relationship with the market, with open dialogue and agile services. Our contact occurs both with end consumers and customers—companies, processors, distributors, and points of sale of different sizes, spread across Brazil and the world.

Visit our website to learn more about our work and our brands



To guarantee the quality of our services, we continue to invest in technology, processes, and in developing a relationship with our customers and consumers through our + Excellence and Lean programs. We also have On Time in Full (OTIF), which evaluates deliveries, percentage of stockout in stores, satisfaction surveys, punctuality and perceived quality, and product display patterns at points of sale.

Our Consumer Services in Brazil is based on the Consumer Defense Code and on corporate standards—which also comply with international regulations—that seek to provide the best experience for consumers and customers in engagement channels. In 2020, we reached record levels of Net Promoter Score (NPS), both in consumer service and customers.

In Consumer Services, we registered a score of 80 on the NPS, 6% higher than in 2019. For Customer Services, aimed at partners with whom we do business, we scored 57, which is 21% higher than the previous year.

In addition, we recorded a 13% reduction in complaints, and received, for the eighth consecutive year, the Reclame Aqui Award for the Sadia brand, attesting to the consistent quality of our products and services.

“Partnership is a very serious business, and we look at more than just investments and prices. We look at the actual concept of the word. BRF is a true commercial partner of ours.

I need to surround myself with companies that have concepts that go beyond the product and to this entire chain. When we talk about quality, we're talking about confidence in traceability. When we take on sustainable projects, we show consumers that we have this commitment.”

Rafael Lahoz
Director of Galeria dos Pães

Our online presence

www.brf.com
www.sadia.com.br
www.perdigao.com.br
www.qualy.com.br
www.brf-global.com/en/
www.brf-global.com/es/
www.banvit.com/
www.mercatoemcasa.com.br/

We also have a strong digital presence: specific websites for the corporate brand (brf.com) and the main brands (Sadia, Perdigão, Qualy, Banvit, etc.), and social media accounts such as Twitter, LinkedIn, and YouTube, including for our main brands.

Facebook: facebook.com/wearebrf
Instagram: instagram.com/brf_global
LinkedIn: linkedin.com/company/brf
Youtube: youtube.com/user/brfglobal
Twitter: twitter.com/BRF_Brasil

Quality control

We have strict controls that monitor our entire production chain. We also have a specific monitoring program to ensure the perceived quality of strategic products (or icons), which includes systematic evaluation of characteristics such as packaging, appearance, smell, taste and texture. Evaluations are conducted for all products in the industrial units but are intensified for the icon products to guarantee quality after the distribution chain.

The analysis is performed at the Innovation Center in Jundiaí (SP) by trained sensory analysts. With these assessments, we can gradually apply stricter quality standards to the operation. In addition, in 2020 we advanced in digital transformation. At the end of the year, we launched Sadia's new virtual attendant as another advance following the Be & Go Digital roadmap in our relationship with consumers. A new assistant is also available on Sadia's website and WhatsApp, expanding our accessibility through the channels most used by consumers.



Customer Center Platform

In 2020, we launched BRF's Customer Center portal. With a focus on the international market, the portal was built for a 100% customer-centric experience, with information and resources to enable end-to-end tracking of orders through an all-in-one solution. The portal is the result of joint initiatives in the commercial, logistics, and after-sales areas. In after-sales, we rolled out the Customer Service (SAC) platform already used in Brazil. It allows real-time management of processes and offers gains in agility in responding and interaction, improving the customer experience.

Click here to visit the BRF Customer Center Portal.



Assessment of hazards per process for **100%** of the products

Consumer safety

103-2, 103-3| 416, 416-1, 416-2

At BRF, we work with three commitments: Safety, Quality, and Integrity. Throughout 2020, more than 35 normative documents were implemented globally within the company, ensuring the quality of our products worldwide.

Our Quality Policy describes the company's commitment to the quality and safety of food, with priority given to meeting legal and market requirements and determining the needs of customers and consumers. Further reinforcing our Food Safety Culture, we applied a quantitative diagnostic in the company to guide the continuous improvement actions for the coming years.

Our commitments:
Safety,
Quality
and Integrity

We evaluate BRF's quality system through annual internal and external audits led by the Corporate Quality Assurance area. In 2020, a total of 103 internal audits were carried out, divided into poultry, pork, industrialized products, feed factories, agriculture, and logistics processes.

All production units have HACCP plans (Hazard Analysis and Critical Control Points) in place, where the severity versus likelihood of occurrence is evaluated for each production process, thereby determining the risk related to the health and safety of the food produced. We conduct hazard assessments by process on 100% of our products.

Customer privacy

GRI 103-2, 103-3, 418-1

Information technology is an essential part of the company's business, which increasingly depends on computer systems and new technologies to manage information and increase the efficiency of production units, distribution centers, and inventory management processes. We depend on information technology to carry out digital marketing and exchange electronic messages between our plants, people, customers, and suppliers. To this end, we identify, monitor, and ensure the protection of our environments and data with modern security systems, ensuring BRF is in line with advanced cyber protection standards.


Claybom

We are constantly working to comply with the General Data Protection Law

The regulatory environment regarding cybersecurity, privacy, and data protection issues is increasingly complex and can have business impacts, including heightened risks, costs, and compliance obligations. We are constantly working to comply with the General Data Protection Law, which was signed in August 2018 and came into effect in 2020.



Learn about our privacy policies for the sites and the forms for access via SAC:

https://www.brf-global.com/en/privacy-policy/
https://www.sadia.com.br/politicas-de-privacidade
https://www.perdigao.com.br/politica-de-privacidade/
https://www.qualy.com.br/politica-de-privacidade/
https://www.qualy.com.br/fale-conosco/
https://www.perdigao.com.br/contato/
https://www.sadia.com.br/fale-conosco

Releases for the year

In 2020, BRF had a record number of launches with more than 280 products, 80% of them with high added value. This reinvention process resulted from BRF entering the segment for products of plant origin through the Sadia Bio product line. These launches reflect our culture of following the main consumption trends throughout the world and identifying the demand for products with different value propositions, without compromising practicality and flavor.


VEG &TAL
VEG &TAL
VEG &TAL
VEG &TAL

"I certainly use a lot of Banvit products, it's a very well known brand. It's affordable, practical, and healthy. I also prefer Banvit products because of the wide variety I see in grocery stores.

When I buy a Banvit product, the aroma and color make me feel that the product is healthy and this gives me confidence. That's why I prioritize Banvit products. Other than that, since the packaging is good and easy to prepare, this helps me a lot in the kitchen."

Gulnur Karaoglu
Consumer - Turkey

"With a focus on consumers, we will continue our journey of continuous innovation and growth, launching new categories, products, and differentiated services."

Lorival Luz
CEO Global BRF

2020 Innovation

launch of 280+ new value-added products

Brazil
139 +
New SKUs



Internacional
149 +
New SKUs



Q1 **Veg&Tal Line**
Pies, Hamburgers and Breaded Products



Q2 **Extension of Sadia Potato Products**
New Presentations



Q3 **Sadia Organic Chicken Products**
9 options of fresh cuts



Q4 **Extension of Qualy Products**
Butter, cheese spread and cheese bread


Pork
Pork


BEEF BURGER
BEEF BURGER

2020: 280+ products launched,

~80%

are high value added

In the Asian market, we proceeded with our strategy of developing a portfolio in new key and existing markets to expand BRF's share in the global export of poultry and pork proteins. We also invested in expanding the value-added portfolio through the brand's relevance in retail and local strategic partnerships in markets such as China and Singapore. For the GCC (Gulf Cooperation Council), we have expanded our portfolio of value-added and vegetable products.


Sadia
Garden Peas


Sadia
Sadia


Sadia
Sadia


Sadia
Chicken Drumsticks
Jumbo


Sadia
Sadia



Quality and food safety

Two fundamental aspects for BRF—the quality and safety of food—are topics addressed by a specific vice-presidency and by the Board of Directors' Quality and Sustainability Committee.

Throughout the year, we reviewed and prepared 44 normative documents related to the quality or safety of products. The criteria cover 100% of our significant categories, products, and services, in addition to health, regulatory risks, and risks associated with the potential non-compliance with international safety and quality standards in food production. The Quality Index is another important tool that assesses complaints and microbiological results.

“I remember, when I was a kid, my mom telling my dad. 'Make sure you buy Sadia, not any brand!'”

Jed Rabahi
consumer - Lebanon

In 2020, we revised and prepared

44 normative

documents with criteria that cover 100% of our signficant categories



In addition to our internal audits, we have certification routines in place—which are audited periodically—involving several stages of the chain: from the fields, to food production, to the laboratories. Currently, 100% of our production units are submitted for external audits by the various competent agencies and, according to the destination market, have quality certifications that are considered differentiators, such as BRC, IFS, AloFree, Certified Humane, and ISO 17025.

BRF is also audited by several regulatory bodies, such as the Ministry of Agriculture, Livestock, and Supply (MAPA) and the National Health Surveillance Agency (ANVISA) in Brazil; Ministry of Food, Agriculture and Livestock in Turkey; and Abu Dhabi Agriculture & Food Safety Authority (ADAFSA). Our customers also carry out external audits on export-enabled factories in Brazil, Turkey, Malaysia, and Abu Dhabi.

Production of
173,000
tons per year

BRF Ingredients sales exceeded
R$ **600** million
in 2020

BRF Ingredients

The focus of this business unit, which exceeds 173,000 tons of products per year, is to develop solutions in the areas of food ingredients and animal nutrition. The platform established in Brazil has the capacity to serve international markets, in addition to meeting the internal demand for various ingredients, thus contributing to the company's efficiency and competitiveness.

All raw materials used to manufacture the BRF Ingredients products come from BRF operations and are in line with the company's animal welfare norms. With more than 100 customers in countries such as the United States, Chile, Colombia, Vietnam, and South Africa, BRF Ingredients had sales of more than R$600 million in 2020, strengthening its portfolio of hydrolyzed proteins, flours and fats, flavoring and meat extracts, and soy proteins.

Marketing and labeling

GRI 103-2, 103-3 | 417, 417-1, 417-2, 417-3

To ensure legal compliance, all label changes pass through the registration and labeling area to verify each legal point (name, list of ingredients, claims, font size, nutritional table, etc.). The rules are evaluated for 100% of product categories, considering and applying the legislation in force to each specific case.

All packaging and raw materials used in our processes follow a complete approval model involving technical areas (R&D and Quality), which verify performance and compliance with applicable laws, and these areas audit their production process based on international standards. We evaluate compliance with the labeling rules in 100% of the product categories, raw materials, and packaging.


Qualy
Cremosa
COM SAL

Labeling rules evaluated in

100 %

of product categories


Qualy
Vita

100 %

compliance with labeling rules for product categories, raw materials, and packaging

We are always assessing the inclusion of additional information to inform and assure our consumers of the quality of our products, such as recycling and selective sorting, and certifications for specific markets (such as Halal, focused on Islamic standards). Some products in the Sadia brand contain information related to animal welfare, organic seals, and health. All raw materials and ingredients added to the products are verified, as well as the packages that have or may have come into direct contact with our products. Finally, the packages contain guidance on the recycling category according to the ABNT NBR 13230 standard.


HOT POCKET
Sadia
NABRASA
Qualy
Cremosa
PERDIGÃO

Labels with recycling, waste sorting, and

certification seals

BRF labeling standards

- Component outsourcing (information required): whenever we outsource production, we submit the products or services for an approval process, following corporate standards. All labeling is verified by BRF prior to sending to a third party.
- Content on substances that may generate socio-environmental impacts (mandatory information): all inputs used in manufacturing must be in line with current legislation and undergo approval in areas such as R&D, Regulatory, Quality, and Procurement.
- Safe use of a product or service (mandatory information): we address this issue on product labels.
- Product disposal and environmental or social impacts: the packaging contains guidance on the recycling category according to the ABNT NBR 13230 standard.

Focus on nutrition

Due to the nature of the business, we provide products that follow the routine of our consumers at different times of day.

Visit our website to learn more about our work and our brands.

Access our Market Share material.

Management Report - 4Q20 - pages 5 and 11

The products may be processed, frozen, snacks, fresh meats, and special cuts that meet different profiles and demands. They must combine, in a delicate balance, convenience, practicality, flavor, and adequate levels of nutrients.

Together with the Brazilian Association of Food Industries (ABIA), we have been working on health for over ten years. We do not add trans fats to our foods, excluding those naturally contained in dairy and beef products. Through innovation, we seek improvements in the profile of the food we produce so we can contribute to mitigating potential impacts on consumer health.

We continue to carry out studies to decrease the levels of sodium and saturated fats in products without altering sensory aspects and food safety. This is done through BRF's own technologies or through strategic partnerships with ingredient suppliers. We have also been working for ten years to increase the sales volume for products with an improved profile in terms of fat, sodium, and sugar content, as well as products supplemented with vitamins and minerals.

As a result, we have had significant achievements in recent years. Since 2016, when we announced a 30% reduction in sodium content in Sadia brand products, we have sought to comply with industry agreements established by ABIA with various government agencies and trade associations. The agreed upon reduction was reached in our entire product portfolio. Additional reductions would result in altering the characteristics of some products or rendering their production unfeasible due to flavor characteristics and reduced shelf life. Our portfolio, therefore, is in line with the agreed upon levels between industry representatives such as ABIA and the Ministry of Health.

Finally, it should be established that BRF products, excluding the Miss Daisy line of desserts, are not critical in terms of the amount of sugar used. As the Miss Daisy dessert category represents less than 0.5% of sales of processed products, reducing sugar in these products is not part of the company's strategy in the short term. **GRI 102-13, G4-FP7**

In 2020, 33.9% of the production volume originated from operating units certified by independent organizations and in accordance with internationally recognized standards for food safety management systems. There were no launches, nor did we work on products with a low content of saturated and trans fats, sodium, and added sugars. We also did not launch or work on products with a focus on a higher content of nutritious ingredients such as dietary fibers, vitamins, minerals, phytochemicals, and the addition of functional foods. **GRI G4-FP5, G4-FP6, G4-FP7**

Advancing our performance

In recent years, BRF has undergone extensive restructuring to improve the company's financial health and organization. We also focused on the continuity of our digital transformation in all our processes, tools, and organizational culture. Our search for productivity and operational excellence is ongoing, which allows us to have an integrated, efficient, and agile chain. Now we are prepared for growth.


brf

Investments and capital allocation

Despite the new situations we are experiencing, we continue to plan for our future. In order to establish the company's growth strategy for the next ten years, we study, research, and evaluate the changes in people's habits, trends in our sector, and opportunities based on our competitive advantages.

In December 2020, we announced our strategic plan for the next ten years. In order to achieve the expected results and further advance our Sustainability agenda, we have five priority fronts:

1. Expand our portfolio of ready-to-eat meals to capture a growing market that could reach R$16 billion by 2030.
2. Revolutionize the high value-added pork market in Brazil, a market with under-explored reach and potential to grow fourfold.
3. Lead the meat substitute segment, which promises to be the biggest transformation in the food sector and could exceed the R$13 billion mark in 2030.
4. Take advantage of our synergies to be one of the leaders in the PET (pet products) market, which has the potential to triple in size by 2030, reaching R$40 billion.
5. Expand our presence in the largest value-added consumer centers in the world, with the potential to access 2/3 of global consumption.





Solid foundation for growth

BRF Management Model's drivers of results

1. High-performance organization
2. Growth and profitability
3. Operational excellence
4. Supply and demand planning (push and pull)
5. Financial discipline

Competitive advantages

- We are experts in managing a thriving, extensive, and complex chain with a robust, fully operation model with clear guidelines and in line with the company's long-term strategy.
- We work in connection with consumer habits and routines.
- We believe in the sustainable generation of results and returns to shareholders.
- We have clear goals and ambitious results, in addition to financial discipline, operational experience, and efficiency in execution.
- We are one of the largest grain buyers in the country, being less exposed to fluctuations in commodities.
- We anticipate scenarios and act quickly, as demonstrated in 2020.
- We focus on operational excellence by strengthening our culture with programs and systems that reduce plant idleness; maximize the use of our assets; minimize losses; improve processes to negotiate inputs, raw materials, and general purchases; and incorporate the concepts of Industry 4.0 into units and operations.

BRF is ready to continue its journey of growth


Vision 2030: estimated investments of R$55 billion, while maintaining financial discipline with net leveraging below 3.0x
Accelerated growth through investments
Net revenue of
~ R$ 65 billion 2.0x EBITDA (2020)
Geography diversification
Pork and ready meals in Brazil
PET
2021-2023
Strong cash generation with added value
ROL & EBITDA
2.5x (2020)
FCF
Added value >45%
ROL growth ROL >60%
2024-2026
Leadership with sustainable returns
> 3.5x EBITDA 2020
ROL > R$ 100 billion
Consistent margins: >15%
Net profit margin will reach ~6%
ROIC ~16%
Value-added portfolio > 70%
2027-2030

BRF will become an increasingly global company, growing in the Brazilian market and in other geographies, often through local production with higher value-added products. We will enter new businesses and lead, we will be leading players in a digital transformation that is already underway, and we will utilize the strength of our brands to innovate and bring increasingly tasty and practical foods to millions of consumers, wherever and however they want. We are going to triple the size of the company!


·SPECIALE·


·SPECIALE·
Sadia

We will **triple** the size of the company


·SPECIALE·

Our strategy has relevant deliveries as early as 2021

Our strategy incorporates sustainability from end to end, with specific commitments and goals for the environment and the communities where we operate and with transparency in our actions.

We divided our strategy into stages and already saw relevant deliveries in 2021. On the strength of our brands, we will consistently lead and transform these markets with disciplined execution. And we will consolidate our leadership as a global food company with high added value.

Panorama 2020

2020 started out as an encouraging year for BRF. We expected a level of growth that had been materializing, especially internationally. With the outbreak of the pandemic, however, we were forced to recalculate our route and focus on measures to protect employees, their families, and communities. At the same time, a series of changes in Brazil and in the world led us to understand the new risks and opportunities involved in this scenario.

The Food Service channel, for example, covers restaurants and bars; it involves travel, tourism, and entertainment in general. With social distancing, there was a shock in consumption related to this channel since, instead of traveling and eating out, people started to do more cooking at home. In Brazil, this channel accounts for approximately 10% of sales, but in some regions that we serve, such as in the Middle East, this percentage reaches 50%.



Reduced demand due to the pandemic

- Reduced consumption of the Food Service channel in places such as the Persian Gulf and Turkey.
- Falling food prices in Japan due to the postponement of the Olympic Games.
- Increased demand in China and Southeast Asian countries due to the African swine flu.

On the other hand, where people started to eat at home more, it made all the difference to have a comprehensive portfolio for the population's uneven purchasing power and consumption occasions and to be present for consumers in the most diverse channels (from brick and mortar stores to e-commerce). With this in mind, we seek to take advantage of the opportunities brought about by this new scenario, understanding new consumer demands, offering alternatives for all audiences, and creating new products.

Optimism for the next decade
By maintaining financial discipline, we intend to organically invest R$55 billion over the next ten years—an amount that should come mostly from cash generation resources and new lines of credit. The indebtedness profile, on the other hand, should continue with an average term of more than nine years. We anticipate prudent levels of leveraging of up to 3.0x the net debt/EBITDA ratio.

The first phase of our Vision 2030 will extend from 2021 to 2023. During this period, we will focus on increasing productivity and operational efficiency to expand margins and manage costs. As a result, we expect net revenue of R$65 billion, doubling the current EBITDA. Between 2024 and 2026, we will have a more optimized capital structure, with an expected growth of around 2.5x in Net Revenue and EBITDA compared with current levels. We also project that 45% of international revenues will come from value-added products and a revenue growth of more than 60% in Brazil.

In the third stage, from 2027 to 2030, we should enter into the maturation phase of most initiatives by accelerating the capture of economic value and continuing investments. Net revenue is expected to reach more than R$100 billion. Meanwhile, the value-added food portfolio is expected to grow in excess of 70% and EBITDA will be 3.5x the current level, margins above 15% and ROIC of nearly 16%.

This is our ambition. And we will do this with sustainability as a core element of our essence and with transformations in all links in the chain, strengthening our culture and generating value.

Over the next ten years we plan to invest

R$ **55** billion

in an organic manner

Net revenue is expected to exceed

R$ **100** billion


PERDIGÃO
NABRASA
Toscana
1 kg

Innovation and technology

We are ramping up digitally.

For us, this transformation means taking advantage of tools, processes, and cultures, and it is key to our competitive advantage. Our Digital Transformation was intensified in 2019. On our mission to create BRF's Digital Journey, we promoted digital workshops, assessments with partners and established benchmarks to structure this forward-looking journey.


DIGITAL
TRANSFORMATION

It feels good to work here at BRF. I am proud to work for a company that produces healthy and quality food for so many people in Turkey and around the world.

"BRF has been modernized a great deal over the years, obviously. Since we started, there have been many advances in terms of equipment and technology. This streamlines our work and makes it more practical.

"I also eat ready-to-eat foods. I can safely say that they are super practical and useful for those who have children, especially for working moms like me, for students, and for those who live alone.

"BRF is a company that is renewed and developed every year. It is a company that closely follows technological advances. If it continues like this, I'm certain it will be an even better company in the years to come.

Elif Yagmar Azun
employee - Bandrma, Turkey



In 2020, we facilitated more than

50 projects

that integrate our digital journey

"The company has really helped me grow because it offers opportunities for accelerated development. I started on the line as Operator I and today I am an Interim Supervisor. Industry 4.0 is the fourth generation of industry. Machines and systems are communicating more with each other.

BRF also transformed its outlook to the future, implementing the digitalized system in the factory. I believe that 95% of the collections done in the notebook today are digitalized. We can follow all the collections in real time. When the company becomes modernized, we can have have a much more efficient process.

I want to be here as long as I can. In 10 years I hope to produce many more pizzas, develop new products and achieve the satisfaction of our customers.

We are a family that produces quality and safe food for all the families in Brazil. So, it's from our family to other families."

Eutemia Poliuva
Employee

In 2020, we accelerated this transformation with the challenges that the year brought us. We implemented home offices for more than 10,000 employees, enabling them to continue their activities far from their workplaces, reducing the impact of social distancing while focusing on interaction, collaboration, and improving productivity with new work tools.

In 2020, we increased investments in technology by 40%, facilitating more than 50 projects that integrate the digital journey that permeates our entire value chain. This work is based on our Quality, Safety, and Integrity commitments and is designed to drive the exponential growth projected for the company, with technology as a lever to drive our Vision 2030.

We know that 2020, given the increased use of connected resources, has turned out to be a year characterized by attempted cyber-attacks. These attempts increased significantly compared with previous periods, reinforcing the need to be constantly attentive and focused on risk mitigation.

Therefore, it is important to report that our environments are protected by modern data security systems, managed by a monitoring center that consolidates actions in real time and intended to maintain the integrity of BRF's technology resources, which is such an essential asset to the company's activities. GRI 418-1

Our investments and efforts in information security are continuous and growing, as are our efforts to update regulatory aspects. Data privacy and protection are increasingly complex and relevant topics that can impact the business through increased risks, costs, and compliance obligations. Thus, we are constantly working to adapt to the General Data Protection Law, which came into force in 2020 in Brazil.

We are always concerned with the issue of data privacy and security; therefore, in our management approach, we have an area that deals with the privacy and protection of personal data, and we also provide communication channels between data subjects and BRF. GRI 418-1

Main digital transformation initiatives in 2020



- **Developing** specific technology cells, which are our Centers of Excellence: the CoEs of Advanced Analytics, Artificial Intelligence (AI), RPA (Robot Process Automation), and Virtual Assistants (chatbots based on Artificial Intelligence).
- Training more than **1,700 employees** in agile methodologies, simplifying processes, and placing customers at the center of all initiatives.
- **Intensifying actions** through the Agile Culture web series, the Learning Flix, which has already had more than 2,700 views. It shares knowledge about technological innovations and the agile culture in line with our exponential growth and Vision 2030.
- Advancing digitalization processes and promoting digital inclusion for more than 70,000 employees. We are developing our ways of thinking about technology, and we have created a digital laboratory to **promote integration** and to support the generation of ideas.
- Advances in the Digital Lab, a space dedicated to collaboration between teams and to the development of solutions in the pillars of **Facilitation, Experimentation, and Connection** between all company areas and the startup ecosystem.

Digital in our value chain

We continue to accelerate our Digital Transformation—called Be & Go Digital—by evolving and leveraging existing capacities, building on strengths, and identifying and expanding new areas of knowledge.

By 2025, we expect to invest approximately R$ 700 million in digital transformation initiatives that will permeate the company's entire value chain.

We have advanced in high impact projects, such as:

- Launching the B2B Customer Center, an exclusive portal for interacting with our B2B customers in international markets that request information about their orders.
- Beginning the Digital Transformation journey in Turkey, which will include the implementation of a technological platform to support operations and improve management and control processes.
- Expanding service using the virtual HR assistant for WhatsApp, increasing the digital inclusion of our employees.
- Conducting video audits for licensing our manufacturing plants, expanding the installation of Wi-Fi networks, thus enabling connectivity for licensing exports to China, Korea, Oman, and Thailand.



Digital transformation

We have established a journey across BRF's value chain with two distinct, yet interconnected perspectives to build the business of tomorrow.

GO DIGITAL
From the outside in
Who are the consumers, customers, partners, integrated producers, and how should we interact with them along the journey

BE DIGITAL
From the inside out
How to prepare to scale digital solutions and capture value faster



- Delight customers, consumers, and integrated producers
- Operate as a digital company

Digitalize
Streamline current business

Building tomorrow's business
New business models

Investments

2017-2020:

R$ **300** million

2021-2025:

R$ **700** million

For the second consecutive year, we were recognized for our **Plataforma Digital Agro 4.0** case, **as the most innovative company in the use of technology** in the Food, Beverage, and Tobacco Industry category. The award is granted by ITMidia in partnership with PWC.

Use of technology in the production chain

- Use of big data and automated sensors to collect data on farms, which was previously done manually.
- Use of exclusive econometric tools in central online and offline purchasing for the management of grain deliveries to all units to gain agility and reduce per diems.
- Traceability for direct purchases.
- Improvement of inventory management models to increase service levels to customers.
- Building an integrated information center to provide a systemic view.
- Reducing loading and unloading time in transportation by 50%, with a continuous review of the network and optimization of ocean freight.
- Development of Artificial Intelligence tools to help with purchases.
- Creation of an Academy of Commodities to disseminate knowledge.
- Implementation of a digital intelligence platform Territorial Geoanalytics, Smart Center and use of Artificial Intelligence for cash management and streamlined decision making in commodity purchases.


Our Digital Journey permeates the company's entire value chain
Farms and integrated producers
Grains
Industry
Digital Journey
Markets
Corporate
Distribution center
Global operations

Transformation 4.0

We made progress in the Industry 4.0 Journey with the Digital Factory and Smart Factory initiatives. The purpose of the Digital Factory project is to provide digital transformation as a driving initiative to improve operational efficiency, digital traceability, and reduction of operational costs.



An important part of the technological evolution of our factories is the Industry 4.0 Project, which brings the concept of Smart Factories. This front allows for online management of production processes through the use of IoT (Internet of Things), Sensing, RFID, Analytics, integration with automation, and implementation of a MES (Manufacturing Execution Systems) factory management platform.

With these two initiatives, we will be connecting our company, providing agility in controls and processes, enhancing efficiency gains, and providing production visibility and operational excellence.

Fábrica Digital

With *Fábrica Digital*, we have advanced in the implementation of the Digital SEO (Operational Excellence System) programs and Digital Traceability. They support the digitalization of forms, data, controls, and traceability exercises to reduce manual efforts, increase control, and reduce decision-making times. Thus, we are reducing rework and expanding the digitalization of the Operational Excellence System - SEO, facilitating the execution of the new model and improving operating results.

As part of this initiative, we are also implementing a standardized system to design and print labels that meet international standards, adding greater accuracy in reading information using datamatrix code and optimizing the logistics process and traceability.

The features developed so far are being used in virtually 100% of processes in the Toledo, Ponta Grossa, Videira, Lucas do Rio Verde, Buriti Alegre, Serafina Corrêa, Nova Mutum, and Dourados units. In addition, the units in Mineiros, Chapecó, and Carambeí are in the pilot phase. We expect that by the end of 2021, all BRF units will be using SEO Digital products.

Smart Factory

In addition to exploring the full potential of what digitalization and technology have to offer, we will develop our Smart Factories through the Industry 4.0 Project. In this initiative, we deliver an online view of the factories, generating data through the use of IOT (Internet of Things), RFID tags, analytics, and integration with automation and a factory management system platform.

This initiative adds smart traceability and raises the bar in terms of factory management. Our evolution map for Smart Factories through the Industry 4.0 Project takes place in three pilot units: Buriti Alegre (GO), Marau (RS), and Seropédica (RJ), a new unit already designed under 4.0 concepts.

The Industry 4.0 Project is based on the pillar of Efficiency, with the implementation and delivery of a dashboard that provides an online view of production data through the Performance, Availability, and Quality indicators. The dashboard can display, for example, the daily slaughter schedule, automatically counting slaughtered poultry and hooks (full and empty), with a view of production shutdowns. Everything is in real time, improving production management and streamlining factory decision-making.

The overweight control of our products through technology captures weight data automatically, allowing for better management, maximized profitability, and reduced costs. This automatic control is already in place in the Buriti Alegre facility and can be installed in other units after the implementation of the MES platform and automation in our other plants.

Currently, there are approximately 16 million pieces of data registered, 1,287 forms for data collection at BRF units, more than 85,000 registered action plans, 1,519 users of the management application, and 5,157 users of the operator's applications and web portal.





With the Smart Factory and controls in real time, we can operate preventively and predictively, increasing the accuracy of quality items and helping to streamline decision-making. Through IOT (Internet of Things)*, RFID (Radio Frequency Identifi cation) tags, collectors, and cameras, we automated production recording to monitor consumption of raw materials and inputs and control and monitor batches of inputs and packaging.

Finally, based on all these integrations, we have improved the accuracy of our processes, adding significant gains in productivity and efficiency that allow integration and data availability through smart traceability, with control and information delivery that connect BRF's production chain.

We are fulfilling the purpose of digital transformation and helping to create value in an integrated and sustainable way for all the audiences that form this large BRF network.

Main Innovation initiatives in 2020

- Establishment of a partnership with the Israeli company Ibi-Tech through BRFHub, in connection with one of the main technological innovation centers in the world.
- BRF's open innovation program, with more than 150 applications, now has nine startups that are currently in the development phase of pilot-projects to solve the company's real challenges.

In 2020, the Research & Development area received an investment of R$196 million

* Concept that refers to the digital interconnection of everyday objects with the internet in a way that they communicate with each other and with the user.



Advances in 2020 of the SEO (Operational Excellence System):

Follow-up to ensure principles, results, metrics and continuous improvement


Management
Health and Safety
Sustain-ability
Quality
Asset Mana-gement
Industrial operations
Farming and livestock raising
Programming, control, and logistics
People
CIEX Ind and Agro
Procurement

- Evolution in system adherence at the Mandatory level: from 57% in 2019 to 76% at the end of 2020, considering all 26 BRF production units in Brazil.
- Advancement and implementation of the second maturity level of the system (Basic level) in two units. For 2021, the goal is for the units to advance to the Basic level, reaching adherence of 90% and 60% at the Mandatory and Basic levels, respectively.
- During the pandemic, we were challenged to find alternatives and evolve in the development and application of distance learning. Complying with strict health and safety protocols, we had over 160,000 hours of training on the pillars with more than 50,000 people impacted. In the challenging pandemic scenario of 2020, we have also moved forward in the remote auditing process of the operational excellence system for all 26 units.
- Rollout for the implementation of the Programming, Controls, and Logistics pillar for 100% of BRF units in Brazil.
- Development of the book CIEX Engenharia, CIEX Agropecuária, and Procurement.
- Use of gamification as a learning tool to leverage the Operational Excellence System. Participation of more than 80% of the target audience in operations, supervisors, and coordinators across all units, engaging more than 3,100 leaders.

Keeping an eye on opportunities

2020's unexpected scenario also brought opportunities for BRF. We maintained our path of innovation with the launch of more than 280 products. We launched fast-cook items to adapt to social distancing, in addition to a new line of vegetable-based protein: Sadia Veg&Tal. These innovations helped our brands become more inclusive and appealing to all audiences.

Visit our website to learn more about our brands and products

We have a robust business approach in the B2B market, and we are working to reach the same level in the B2B2C market, particularly in the way products reach consumers through our customers. We know that we need to be closer to consumers, and we have initiatives focusing on that goal.

Brazil is a market with huge opportunities to increase per capita consumption and to develop new business models. So in addition to an e-commerce that serves virtually all major metropolitan areas in Brazil, in 2020 we opened our first concept store in São Paulo—Mercato Sadia—with a complete portfolio of the Sadia, Perdigão, and Qualy brands and a space for presentations by chefs, classes, events, social gatherings, and product tastings. In 2021, the opening of an additional ten units is planned, including the second store in the city of Itajaí in the State of Santa Catarina.

Highlights in 2020

- We opened our first brick and mortar store, Mercato Sadia, in São Paulo. The space will be like a large laboratory for listening and experimentation that will help us reach our goal of opening 12 stores by the end of 2021.
- We expanded Mercato em Casa's operation to approximately 80% of Brazilian e-commerce.
- We made great progress in the Store-in-Store project, a partnership with the main retail chains, reaching 109 stores.
- Our digital platform is becoming an important lever for generating business. Among the highlights are the partnerships with IFood, Rappi, UberEats, Cornershop, Zé Delivery, Menu, Içougue, and others.
- We improved the service level of deliveries and replenishment of our products with a focus on preventing and reducing disruption through structuring projects and automation.

> "Mercato at home was an awesome initiative! In 22 years with the company, we have never consumed so many BRF product as this year."
>
> **Jacira Santos**
> Logistics Specialist | Brazil

Sustainable development

GRI 102-12, 102-31, 102-40, 102-42, 102-43, 102-44, 102-47, 102-49

We want to offer people quality, tasty, and convenient food all around the world. In order to achieve this goal, we know that it is essential to have not only a robust management approach focused on innovation, but also grounded in our sustainability ambitions. Only then can we continue to advance our growth strategy.

We are aware that this is an engaging journey and that we still have a great deal to develop. The world has changed, and consumers have changed. And our strategy must always be in line with the company's daily practices. For this reason, we are pleased to announce that, in 2020, we made major advances related to the ESG strategy (Environmental, Social, and Governance). We expanded our team and announced the Strategic Sustainability Plan. In 2021, the Sustainability Department integrated a dedicated vice-presidency in the company.

In addition, we have developed our outlook on the topic; as a result, in 2020 we launched our Sustainability Policy, which reinforces and aligns environmental, social, economic, and governance commitments and principles with the management approach for our operations chain. Along with this new policy, we have set up an Executive Committee fully dedicated to issues related to sustainability. The goal is to streamline and monitor the implementation of various actions and to strengthen the ESG agenda.

The direct involvement of senior management (Vice Presidency of Institutional Relations, Reputation, and Sustainability) reflects the importance of the topic. We have an Executive Sustainability Committee that is fully dedicated to ESG issues. The goal is to accelerate and monitor the implementation of various actions and strengthen the ESG agenda. In addition, every 45 days, the Quality and Sustainability Committee holds a meeting with three BRF board members and one external guest discuss strategies on the subject. At the management level, there are groups dedicated to the environment, animal welfare, social responsibility, and institutional relations and reputation to deal specifically with each area. This composition allows executives and managers to have direct responsibility for incorporating sustainability into decisions and for engagement on social and environmental topics, which include animal welfare, communities, suppliers, workers' health and safety, etc.

> It's not only what we do, but the way we do it: guided by the purpose of providing a better life for everyone, from farm to table. That's why we adopt sustainable management of our chain, which is thriving, extensive, and complex.
>
> **Grazielle Parenti**
> Vice President of Institutional Relations, Reputation, and Sustainability

Guidelines to support BRF's Sustainability Policy worldwide

1. Environment
2. Integrity
3. Health and Safety
4. Social Responsibility and Human Rights
5. Fight Against Corruption and Third-Party Relationships
6. Animal Welfare
7. Value Chain Management
8. Quality
9. Innovation, Research, and Development 10. Social Investment, Volunteering, and Communities
11. Marketing and the Consumer and Customer Relationship
12. Fair Competition
13. Tax Management
14. Investor Relations
15. Risk Management
16. Sustainability Governance
17. Corporate Governance

Click here to learn more about our Sustainability Policy

BRF's Sustainability Plan

In line with the Sustainability Policy, in 2020 we also launched BRF's Sustainability Plan, which establishes 22 commitments to increase our transparency and reinforce five ambitions by 2030:

1. Operate in synergy with our partners and positively impact communities
2. Innovate and seek sustainable solutions for global challenges
3. Promote animal welfare
4. Be inclusive, plural, and diverse
5. Preserve the environment and be eco-efficient

We have established cross-cutting commitments to ESG aspects connected to BRF's Vision 2030. Our work focuses on topics such as diversity; combating waste and climate change; efficient management of natural resources; animal welfare; and social investments. We also set clear and transparent goals associated with variable pay for our executive team, with constant monitoring linked to the guidelines of our Sustainability Policy.


In 2020
we launched our
Sustainability Policy

In 2021, the following targets were defined as priorities for the variable pay of executives:

1. Guarantee the traceability of 100% of the grains acquired from the Amazon and Cerrado regions by 2025,
2. Reduce BRF's water consumption indicator by 13% by 2025,
3. Provide education about the need to reduce food waste to 1.5 million people globally by 2030.
4. Have 30% women in leadership positions by 2025, and
5. Have 100% of its packaging recyclable, reusable, or biodegradable by 2025.

*Purchased from direct and indirect suppliers

BRF's Sustainability Plan Commitments

Animal Welfare

- Certify 100% of BRF's manufacturing units by 2025 in terms of animal welfare.[8]
- Use only eggs from free-range chickens in industrial food processes globally by 2025.
- Ensure that 100% of male pigs are not surgically castrated by 2022.[9]
- Ensure the non-use of growth-promoting antibiotics in the livestock chain.
- Ensure the use of pain killers in 100% of pig tail docking procedures by 2025.
- Ensure that 100% of the poultry in the integration system globally are free range by 2023.
- Ensure that 100% of the pigs raised at BRF do not undergo clipping and trimming of teeth by 2021.[10]



- Ensure that 100% of the pigs raised at BRF are not identified through mutilations by 2021.
- Implement collective gestation stalls for 100% of sow breeders by 2026.
- Zero tolerance for animal mistreatment, either through abuse or negligence.
- Use environmental enrichment in 100% of the integration of poultry and swine by 2025.

[8] Respecting religious and/or cultural requirements requested by our customers.

[9] Ensure that surgical castration, when necessary for the production of specific products, is performed with the use of pain relievers and anesthetics.

[10] In extreme cases (when the sow's welfare is compromised), this practice will be allowed.

Science and Innovation



adherence

100% adherence

of new product innovation projects to BRF's sustainability indicator by 2022.

Commodities



Ensure traceability of

100% of grains

acquired[11] from Amazon and Cerrado regions by 2025.

Communities



Invest

R$ **400** million

in communities by 2030.[12]

[11] Purchased from direct and indirect suppliers

[12] Increase the company's shared value creation by investing own resources in the communities, especially in social development and economic inclusion agendas.

BRF's Sustainability Plan Commitments



Food Waste

Promote education on reducing food waste to

1.5 million

people worldwide by 2030.

Click here to view BRF's sustainability commitments



Greenhouse Gases

Implement a
a carbon-neutral product line by 2021.

Reduce BRF's intensity of
greenhouse gas (GHG) emissions by
20% by **2030**.



Packaging

Have **100%**
recyclable, reusable, or biodegradable packaging by 2025.



Diversity

Reach
30% of senior
leadership positions held by women by 2025.

Publicly commit to
fight racism
in the industry.

Natural Resources

Increase the self-production of electricity from clean sources to
50% by **2030**.

Reduce the water
consumption indicator at BRF by
13% by **2025**.



Global pacts and agreements

GRI 201-12, 102-12

In line with the principles of sustainability, BRF integrates different voluntary initiatives—both in Brazil and abroad—that focus on a variety of topics.


CHESTER

- **Global Compact:** signatory since 2007. As of 2019, BRF became a member of the Steering Committee of Rede Brasil of the Global Compact, a United Nations initiative, with participation in the vice-presidency. The Global Compact encourages companies to align their strategies and operations with ten universal principles in the areas of Human Rights, Labor, Environment, and Anti-Corruption.

- **Sustainable Development Goals (SDG):** BRF links its Strategic Plan to the SDG, thereby creating an agenda to address challenges in areas such as hunger, sanitation, biodiversity, ethics, and human and social rights.

- **Business Pact for Integrity and Against Corruption:** gathers companies engaged in the search for a more ethical and honest market.

- **National Institute for the Pact to Eradicate of Slave Labor (InPacto):** an initiative to mobilize companies to combat slave labor in production chains..

- ***Na Mão Certa:*** a project that fights sexual exploitation of children and adolescents on Brazilian highways. For BRF, this is a critical issue, given the potential risks involving the logistics chain.

- **Adherence to the manifesto of CEBDS (Brazilian Business Council for Sustainable Development):** in 2020, BRF joined around 50 Brazilian companies, business groups in the industrial, agricultural, and services sectors, in addition to five organizations, calling for a sustainable development agenda and combating illegal deforestation in the Amazon region.

- **Brazil Climate, Forestry, and Agriculture Coalition:** in September, BRF joined the Brazil Climate, Forestry, and Agriculture Coalition, whose goal is to drive the agenda for protection, conservation, and the sustainable use of forests as a significant Brazilian contribution to mitigate climate change.

- **GIFE (Group of Institutes, Foundations, and Companies):** since 2012, the BRF Institute has been associated with GIFE, an initiative that focuses on generating knowledge through network connections in order to improve the institutional political environment of social investment and expand the quality, legitimacy, and relevance of private social investors.

- **CDP (Climate Change, Water Security, and Forest):** gathers investors, companies, and governments in order to build and streamline collaborative actions for current and future generations, addressing responsible management of greenhouse gas emissions, water, and forest resources and embedding these topics within companies' strategies, with their risks and opportunities strategies.

- **Animal Welfare Universities and NGOs:** BRF works in partnership with international animal protection NGOs and leading universities to improve animal welfare in the production chain. Since 2014, the company has had public projects and goals in place associated with this commitment..

- **RedEAmérica:** BRF Institute is vice-coordinator of the Brazilian block of RedEAmérica for the 2019-2021 period. This association promotes the transformation of investment and social practices of Latin American companies and the foundations for the development of sustainable communities.\.

- **The Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC):** the reporting guidelines recommended by these two organizations guide BRF's practices and accountability and contribute to the definition of metrics and social and environmental indicators for our operations.


BRF no
combate ao
COVID-19
CHESTER

Quality, R&D, and ESG hand-in-hand

- We joined the Emerging Markets Investors Alliance, a non-profit organization whose purpose is to educate global sustainability investors on environmental, social, and governance (ESG) topics.
- In 2020, our environmental, social, and governance practices were assessed by the Financial Times Stock Exchange Russell, resulting in the company remaining on the FTSE4Good index[13].
- We adhered to the industry statement led by the Brazilian Business Council for Sustainable Development (CEBDS), and addressed to the president of the National Legal Amazon Council, in support of the sustainable development agenda and combating illegal deforestation in the Amazon region.
- The Sadia Orgânico product line was certified by Ecocert with the Organic Brazil Seal, which recognizes that animals are raised with access to fields, fed with 100% vegetable and organic feed, and are not given performance enhancers.

[13] Ethical stock market index (www.ftserussell.com/products/indices/ftse4good)

Main associations in which we participate

GRI 102-13

- Brazilian Association of Publicly-Held Companies (ABRASCA)
- Brazilian Association of Pig Breeders (ABCS)
- Brazilian Food Industry Association (ABIA)
- Brazilian Animal Protein Association (ABPA)
- Brazilian Animal Recycling Association (ABRA)
- Poultry Association of Rio Grande do Sul (ASGAV)
- Poultry Association of Santa Catarina (ACAV)
- Poultry Association of Minas Gerais (AVIMIG)
- National Industry Confederation (CNI)

The world has changed, and consumers have changed. And our strategy must always be in line with the company's daily practices.

- Brazil-China Business Council (CEBC)
- National Union of the Animal Feed Industry (SINDIRAÇÕES)
- Association for Industrial Development of the State of Goiás (ADIAL-Goiás)
- International Poultry Council (IPC)
- Brazilian Center for International Relations (CEBRI)
- The Marine Ingredients Association (IFFO)
- BRICS Business Council (CEBRICS)
- Brazil-Japan Business Council (CEBRAJ)
- Brazil-Argentina Business Council (CEBRAR)
- Brazil-Mexico Business Council (CEBRAMEX)
- Brazil-Chile Business Council (CEBRACHILE)
- B20 (G-20 business group)
- Global Compact

Financial results

Despite all the challenges we faced in 2020, we have achieved consistent and stable results through the strength of our portfolio and the dedication, efficiency, and agility of our employees.

To learn more about our results, visit the Investor Relations website

We made important advances in our main performance indicators. We expanded our storage capacity, increased the use of alternative inputs, invested in R&D, and proved the strength of our decision-making process. Our assessment, albeit reflecting an unprecedented and unexpected pandemic, registered major fronts of action:

1. Liquidity and capital management to sustain the supply chain and maintain the level of optionality desired by the administration.

2. Development of scenarios to support the decision-making process and ensure predictability in our business.

3. Organizing meetings and gatherings with investors to ensure transparent, assertive and differentiated communication to the capital market.

4. In-depth review of costs, expenses, and capital investments to prioritize the necessary investments.

5. Enhancement of the entire financial risk management system, including derivatives and liquidity mechanisms, to address the increased volatility in the financial markets.

These positive results were possible due to the strategic planning we have had in place since 2018, together with the Board of Directors, which prioritized the formation of a team with a high-performance culture, operational excellence, financial discipline, and implementation of an integrated and interdependent management approach. All this was guided by fundamental commitments to safety, integrity, and quality.

2020:

solid evolution of our main performance indicators



Leading financial indicators

The following results summarize how BRF generates and distributes value. The numbers show the resources earmarked for tax payments, payroll, and operating expenses. GRI 201-1

LEADING FINANCIAL INDICATORS (IN MILLIONS)

	2020	2019	2020/2019
Net operating revenue	39,470	33,447	+18.0%
Gross profit	9,471	8,077	+17.3%
Gross margin	24.0%	24,1%	(0.2) p.p.
EBITDA margin	13.3%	15,7%	(2.4) p.p.
Adjusted EBITDA	5,187	5,317	(2.5%)
Adjusted EBITDA margin	13.1%	15.9%	(2.8) p.p.
Net income (continuing operations)	1,390	1,213	+14.6%
Net margin (continuing operations)	3.5%	3.6%	(0.1) p.p.
Net income (total corporate)	1,390	297	+367.3%
Total net margin	**3.5%**	**0.9%**	**2.6 p.p.**

ECONOMIC VALUE DISTRIBUTED (IN MILLIONS)

	2020	2019	2018
Personnel	5,784	5,243	4,795
Taxes, fees, and contributions	4,236	3,893	3,530
Remuneration of third-party capital	2,370	3,350	4,391
Shareholders	1,390	1,213	-2,115
TOTAL	13,780	14,143	10,601

ECONOMIC VALUE RETAINED (IN MILLIONS)

TOTAL	25,689	19,304	19,304

Our results prove that we emerged from a critical scenario in 2018—with a corporate loss of R$4.5 billion, adjusted EBITDA of R$2.5 billion, and financial leverage of 5.12x[14] with an average debt term of three years—to end 2020 with net income of R$1.4 billion and leverage of 2.73x. Our net operating revenue for the year reached R$39.5 billion, an increase of 18% over 2019. We also recorded an increase of 17.3% in our gross profit and 0.2% in gross margin.

In addition, our adjusted EBITDA increased by 2.5% and the EBITDA margin improved, growing from 13.3%. The average term of our debt stands out among the positive results of the year, having gone from a debt term of nearly three years to close to ten years, which gives us the strength to grow and shows the confidence that the market has in our company.

[14] Pursuant to adjustments made at the time. Without adjustments, net leverage was 5.97x in 4Q18.

EBITDA (R$ MILLIONS)

	2020	2019	Annual variation (%)
Consolidated net income	**1,390.0**	**1,213.0**	**14.6**
Income Tax and Social Contribution	(242.0)	(126.0)	92.5
Net Financial	1,699.0	1,865.0	(8.9)
Depreciation and Amortization	2,394.0	2,301.0	4.0
EBITDA	**5,241.0**	**5,254.0**	**(0.2)**
EBITDA MARGIN (%)	13.3	15.2	(2.4) p.p.
Impacts of Operation Carne Fraca/Trapaça	232.0	79.0	193.5
Fair value of forests	(22.0)	28.0	n.m
Corporate restructuring	0.0	14.0	(99.6)
Tax recovery	(350.0)	(54.0)	553.6
Non-controlling shareholding interest	(7.0)	(11.0)	(41.0)
Disposal of business	29.0	(3.0)	n.m
Disposal of business (Impairment)	62.0	22.0	185.1
Other	(0.0)	(13.0)	(98.7)
Adjusted EBITDA	**5.187.0**	**5.317,0**	**(2.5)**
Adjusted EBITDA margin (%)	13.1	15.9	(2.8) p.p.
ICMS, PIS/COFINS impact	92.0	884.0	89.6
Adjusted EBITDA Ex-Tax Effects*	5,095.0	4,433.0	14.9
Adjusted EBITDA Margin Ex-Tax Effects* (%)	12.9	13.3	(0.3) p.p.

* Excluding tax assets related to the exclusion of ICMS from the PIS/COFINS calculation base and ICMS liabilities on Food Staple Baskets.

Debt and Cash

Investing in actions to improve the financial cycle led to a drop in indebtedness and an increase in cash. In 2020, the leverage was 2.73x and we ended the period with a net debt of R$ 14,152 million, with an average debt term that went from three to ten years, minimizing refinancing risks and preparing the company for growth.

In the year, we issued seven- and ten-year debentures in the local market, totaling R$ 2.2 billion and still made early pay offs of R$ 1,970 million in credit operations with local banks. And we contracted, with Banco do Brasil, an additional revolving credit line with a limit of R$1,500,000 for a period of three years, which is added to another line already contracted for the same amount, totaling R$3 billion.

We also launched operations in the international capital market that comprised two 30-year issues (2050), a first for a food company in Brazil, totaling US$800 million with a rate of 5.75% p.a. and a repurchase of US$558 million of securities with shorter maturity terms (2022, 2023, and 2024).

Total gross indebtedness (R$ 22,790 million) includes the item liabilities of current and non-current Derivative Financial Instruments in the amount of R$ 386 million. Gross adjusted leverage ended at 4.39x.

INDEBTEDNESS (R$ MILLION)

			2020	2019	2020/2019
	Current	Non-Current	Total	Total	Variation
Local Currency	(485)	(6,180)	(6,665)	(7,614)	(12.5)
Foreign Currency	(960)	(15,165)	(16,125)	(11,160)	44.5
Gross Indebtedness	(1,445)	(21,345)	(22,790)	(18,774)	21.4
Cash and investments*					
Local Currency	4,394	66	4,461	2,051	117.5
Foreign Currency	3,874	303	4,177	3,454	20.9
Total investments	8,269	369	8,638	5,505	56.9
Net Indebtedness	6,824	20,976	14,152	13,269	6.7

*Cash considered consists of: Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets.

Learn more about our results here

Aim your cell phone camera at the QR Code

MR - Management report - 4Q20

Standardized Financial Statements 2020

We had a solid evolution of our main performance indicators

CAPEX

In 2020, net investments totaled R$ 2,397 million. When disregarding the resources from disposal of assets throughout 2019, referring to the Restructuring Plan announced in 2018, the CAPEX variation in 2020 was R$585 million higher than in the previous year. In the aggregate for the year, investments totaled R$ 2,462 million, up 31% over 2019.

The main projects that helped triple growth CAPEX are:

- Increase in the production of fresh items to meet the demand of the Foreign and Domestic Market, with emphasis on investment in adjustments in the units of Mineiros-GO and Chapecó-SC;
- Industrialized products in the Domestic Market, with emphasis on investments in the new factory in Seropédica-RJ;
- Increase in the production of fresh items to meet the demand of the Foreign and Domestic Market, with emphasis on investment in adjustments in the units of Mineiros-GO and Buriti Alegre-GO (ongoing);
- Project to expand egg production in Uberlândia (MG) to increase production volume;
- Acquisition of Joody Al Sharqiya Food Production Factory, a processing unit located in Dammam, Saudi Arabia, whose product portfolio includes breaded cuts, marinades and hamburgers, among others, for nearly US$8.0 million , together with an additional expansion plan of approx. US$7.2 million, increasing its capacity from 3.6kton/year to 18.0kton/year.


The positive results were possible due to a strategic planning that has been built
since
2018

CAPEX (R$ MILLION) **GRI 201-1**

	2020	2019	2019/2020 (%)
Growth	388	94	313.6
Efficiency	56	40	40.9
Support	420	280	50.1
Biological assets	971	809	20.0
Commercial leasing and others	627	655	4.3
Total	**2,462**	**1,877**	**31.1**

Market performance

We achieved a record result for the year with net revenue of R$ 20,985 million, up 20% over 2019. The highlight was the processed product category, whose volume grew 10.3% y/y. Adjusted EBITDA reached R$ 3,085 million (+24% y/y) and the adjusted margin was 14.7% (2.5 p.p. y/y).

BRAZIL

	2020	2019	Annual variation (%)
Volumes (thousand tons)	**2,321**	**2,195**	**5.8**
Poultry (fresh)	466	504	(7.6)
Pork and others (fresh)	119	117	2.0
Processed	1,737	1,574	10.3
Net operating revenue (million)	**20,985**	**17,489**	**20**
Average price (R$/kg)	9.0	8.0	13.4
Gross profit (R$ million)	**5,274**	**4,278**	**23.3**
Gross Margin (%)	25.1	24.5	0.7 (p.p.)
Adjusted EBITDA (R$ million)	**3,085**	**3,014**	**2.4**
Adjusted EBITDA margin (%)	14.7	17.2	(2.5)
Adjusted EBITDA Ex-Tax Effects (R$ million)	2,993	2,129	40.6
Adjusted EBITDA Margin Ex-Tax Effects (%)	**14.3**	**12.2**	**2.1 (p.p.)**



20% increase
in net operating revenue in 2020

23.3%
increase in gross profit

2.4% increase
in adjusted EBITDA

15.7% increase
in net operating revenue in 2020

INTERNATIONAL

	2020	2019	Annual variation (%)
Volumes (thousand tons)	**1,880**	**1,909**	**(1.5)**
Poultry (fresh)	1,435	1,504	(4.6)
Pork and others (fresh)	194	152	(27.9)
Processed	252	253	(0.5)
Net operating revenue (million)	**17,240**	**14,899**	**15.7**
Average price (R$/kg)	9.2	7.8	17.5
COGS	(13,315)	(11,303)	17.8
Gross profit (R$ million)	**3,925**	**3,596**	**9.1**
Gross Margin (%)	22.8	24.1	(1.4)p.p.
Adjusted EBITDA (R$ million)	**2,101**	**2,316**	**(9.3)**
Adjusted EBITDA margin (%)	12.2	15.5	(3.4) p.p.

R$3,925 million
in gross profit

Adjusted EBITDA
decreased 9.3%

Asia

We had to deal with different scenarios in the Asian market, which were influenced by the coronavirus pandemic and swine fever in Africa. In China, demand for protein remained steady with adjusted pricing. Volumes exported to the country rose 44% y/y, with a price increase in BRL of 15.9% y/y.

In Japan, a drop in demand was recorded due to the postponement of the Olympic Games and repeated lockdowns. In Singapore and Vietnam, as well as in other markets, we grew in volume. Finally, in the Philippines, we encountered difficulties in growth due to the ban on imports of products from Brazil.

ASIA

	2020	2019	Annual variation (%)
Volumes (thousand tons)	**554**	**526**	**5.4**
Poultry (fresh)	378	398	(5.1)
Pork and others (fresh)	156	107	45.4
Processed	20	20	1.4
Net operating revenue (million)	**5,658**	**4,541**	**24.6**
Average price (R$/kg)	10.2	8.6	18.2
COGS	(4,039)	(3,435)	17.6
Gross profit (R$ million)	**1,619**	**1,107**	**46.3**
Gross Margin (%)	28.6	24.4	4.2
Adjusted EBITDA (R$ million)	**1,418**	**1,046**	**35.5**
Adjusted EBITDA margin (%)	25.1	23.0	2.0 p.p.



R$**5,658** million
in net operating revenue in 2020

46.3% increase
in gross profit

35.5% increase
in adjusted EBITDA

Halal Market DDP

In the Halal market, we strengthened our retail position by launching 36 new SKUs, maintaining a stable volume compared with the previous year. The average price rose 25.1% due to currency devaluation. Some challenges occurred during the year, such as the suspension of exports to Saudi Arabia at the Kizad plant, the political and economic crisis in Turkey, and the impact on demand due to the pandemic. Even so, our net revenue grew 25.1%, albeit insufficient to offset the increase in grain and production costs. As a result, the adjusted EBITDA margin fell 6.5 p.p., compared to 2019, to 7.6%.

	2020	2019	Annual variation (%)
Volumes (thousand tons)	**717**	**716**	**0**
Poultry (fresh)	593	586	1.2
Processed	122	128	(4.2)
Net operating revenue (million)	**7,282**	**5,821**	**25.1**
Average price (R$/kg)	10.16	8.13	25.1
COGS	(5,538)	(4,160)	33.1
Gross profit (R$ million)	**1,744**	**1,661**	**5**
Gross Margin (%)	24	28.5	(4.6)
Adjusted EBITDA (R$ million)	**556**	**824**	**(32.6)**
Adjusted EBITDA margin (%)	7.6	14.2	(6.5)


25.1% increase
na receita operacional líquida
R$1,744 million
de lucro bruto em 2020
Adjusted EBITDA
decreased 32.6%

Direct Exports

During the year, we maintained our strategy of increasing the number of licenses, aiming to strengthen the markets where we operate, as well as new geographies and products. We also increased our distribution in Chile (+16% y/y) in 2020, mainly focused on margarine, with a greater presence in the "modern trade." In Africa, in line with our strategy to increase the share of value-added products in the international market, we expanded our category of processed products from 70.8% in 2019 to 76.4% in 2020. However, the direct export market was severely impacted by the effects of COVID-19. Demand retracted due to partial closure of the Food Service channel, excess inventory in several markets where we operate, disruptions in the flow of exports to Iraq, temporary plant closures, and operational deleveraging. As a consequence, volumes fell by 8.6% y/y and our net revenues dropped by 5.2% y/y. Thus, our Adjusted EBITDA margin was 3.0%, down 6.8 pp y/y. If we were to exclude the expenses resulting from COVID-19, Adjusted EBITDA would total R$173 million, with a margin of 4.0% (-5.8 p.p. y/y).

Direct Export	2020	2019	Variation p.a.
Volumes (Thousand, Tons)	**609**	**667**	**(8.6%)**
Poultry (Fresh)	464	520	(10.8%)
Pigs and others (Fresh)	36	42	(12.9%)
Processed Food	109	105	3.8%
Net Operating Revenue (R$ million)	**4,300**	**4,537**	**(5.2%)**
Average price (R$/kg)	7.06	6.80	3.7%
COGS	(3,738)	(3,709)	0.8%
Gross profit (R$ million)	**562**	**829**	**(32.2%)**
Gross margin (%)	13.1%	18.3%	(5.2) p.p.
Adjusted EBITDA (R$ million)	**127**	**445**	**(71.5%)**
Adjusted EBITDA margin (%)	3.0%	9.8%	(6.8) p.p

R$4,300 million
in net operating revenue in 2020

R$562 million
in gross profit

R$127 million
of adjusted EBITDA

OTHER SEGMENTS + INGREDIENTS

	2020	2019	Annual variation (%)
Volumes (thousand tons)	**277**	**269**	**3**
Poultry (fresh)	3	10	(65.6)
Pork and others (fresh)	6	2	237.9
Processed	3	5	(33.8)
Net operating revenue (million)	**1,244**	**1,058**	**17.6**
COGS	(973)	(854)	13.9
Gross profit (R$ million)	**272**	**204**	**33.1**
Gross Margin (%)	21.8	19.3	2.5 (p.p.)
Adjusted EBITDA (R$ million)	**213**	**132**	**61.2**
Adjusted EBITDA margin (%)	17.1	12.5	4.6 (p.p.)


R$1,244 million
net operating revenue
33.1% increase
in gross profit in 2020
61.2% increase
in adjusted EBITDA

Corporate

In the year, excluding the effects of fighting the pandemic, Adjusted EBITDA would have been negative R$ 130 million, where the main impacts were: (i) R$ 204 million related to the class action settlement agreement in the United States; (ii) R$ 110 million in provisions for civil and tax contingencies; (iii) R$ 28 million in losses on the disposal of assets and (iv) reversal of a provision for an arbitration process in the amount of R$ 14.5 million related to the disposal of the distribution center in Itaitinga-CE.

CORPORATE (R$ MILLION)

	2020	2019	Annual variation (%)
Gross Profit	0	(2)	(96.2)
Adjusted EBITDA	(212)	(144)	47.2

Growth and profitability

In 2020, we managed to reconcile growth and profitability by optimizing our channels, expanding the product mix, exercising intellectual leadership based on our high-value brands, and promoting excellence in commercial negotiations.

Our brands are our greatest competitive edge, and we worked to strengthen them in 2020. Sadia is the most valuable brand in the Brazilian food segment, valued at US$ 1.8 billion according to Exame/Brand Finance. It also has the highest brand recall for the year and is the favorite among consumers. In turn, Perdigão is the food brand that has grown most in preference in recent years and is the brand that has gained the largest number of new households in 2020. We also have Qualy, the preferred margarine and undisputed leader in the category. In Turkey, Banvit is also the preferred brand among consumers, with 54% preference, as is Sadia in the Halal market, with a 38% preference.


Sadia


FAMILY PACK 1.5kg
Sadia
Chicken Mixed Parts

Increasingly stronger and more valuable brands

Sadia	**Kantar / BrandZ:** Most valuable food brand US$ 2 billion	**Top of Mind Folha:** Brand with the highest brand recall in 2020, 7+ p.p. over 2019. Best rate in the last five years	**Consumers' preferred brand (26.5%)** and growing (0.3+ p.p. y/y M20)
PERDIGÃO	**Kantar:** Brand that most increased penetration in new homes	**Top of Mind Folha:** Top 3 in frozen meals in 2020	**Most chosen protein brand** in the last year among Brazilians (up 3 positions)
Qualy	**Top of Mind e Kantar:** absolute leader of the category, 4.6+ p.p. vs 2019 in penetration in new homes	**Top of Mind Folha:** brand with the highest brand recall for the 15th year.	**Brazil's preferred brand (53.9%)** in the margarine category and growing (2.5+ p.p. y/y 9M20)


OURO
Qualy

Growing together with people and partners

We are a global company whose purpose is to promote a better quality of life, from field to table. Our chain is thriving, extensive, and complex, and the interdependence between all parties in our chain is undeniable. To accomplish this, we rely on an environment that involves an essential ingredient: people.



Human capital

Today, we have more than 100 thousand professionals from 98 different nationalities spread across administrative, agricultural, and distribution and sales functions.

GRI 103-2, 103-3, 102-10, 401-1

People are at the core of our business .Our diverse and multicultural nature makes us a plural company that remains united and in sync with its purpose. Management of human capital at BRF works on different topics in a cross-cutting, cohesive manner and includes attracting and retaining talent, health, safety, and diversity.

In 2020, we were listed among the Brazilian companies on Forbes' annual list of the best companies to work for. In total, 750 companies from 45 countries are included in the ranking, which is based on interviews with 160,000 employees. Among the Brazilian companies, only seven appear in the ranking, and BRF is one of them.

Pillars that guide BRF's Human Resources

- **Inspiring Leadership:** ensure consistency and stability of the leadership structure and teams to engage and inspire the high performance and conduct we expect from the organization
- **Cultivating Talents:** establishing an environment that promotes identification, development, and retention of talents, driving high performance and supporting the business
- **Culture of Excellence:** developing an efficient organization with a culture of high performance and meritocracy, leveraging the best people-management practices
- **Proud to be BRF:** ensuring the engagement and alignment of employees to achieve our strategy, promoting an environment of safety, well-being, and best human resources and recognition practices

“It is an incredible feeling to work for BRF and to be part of this awesome company. This shows how much they care about people. Keeping us technologically up-to-date is always a good thing. Working becomes more pleasant.”

Evren Korzmaz, employee
Bandrma, Turkey

"This action supplements all others carried out within the company. Continuous guidance and our idea, using the campaign "Here, we take care of ourselves" is to encourage people to care for themselves and their families. Making a chain of good."

Cristiano Vieira
Human Resources Manager

Goal for 2023: to be the best company to work for
Our ambition is to be the best company to work for by 2023. To this end, we are investing in developing, reclaiming, and consolidating the organizational culture; in training our leaders; and in the compliance processes and actions. These are the most important foundations of our transformation journey.

In 2020, much of our attention was focused on the protection and safety of our people. In a pandemic scenario, we had to cope with major changes in our routine and had to adapt, thinking about and putting into practice protective actions inside the factories, working from home offices, placing employees in high-risk groups on leave, and hiring temporary employees.

Another important point is employee engagement, which rose from 84% to 86%. This shift marks the recovery of employee pride and a change in the state of mind that reflects on company growth.

"It's really good for us who work at BRF, every day they explain where we are in terms of the pandemic. When we leave work, we take all precautions. We arrive at the company, at the bus stop, we are called to take our temperature, replacement of mask, hand sanitizer."

Ricardo Ferreira Lima
Production Leader



More than
100,000
professionals worldwide

Our team in numbers GRI 102-8

2018	40,856	66,928
2019	35,375	59,380
2020	42,364	60,515

By region GRI 102-8

Africa	10
Asia	60
Europe	184
Latam	48
Brazil	95,530
MENA*	7,047
Total Geral	**102,879**

* Including Turkey

Age Group GRI 102-8

Under 30:
35.64%

Between 30 and 50:
55.77%

Over 50:
8.60%

Type of employment contract GRI 102-8

Apprentices and interns	1,045	819	1,864
• Apprentice	779	614	1,393
• Intern	266	205	471
Temporary	1,208	1,020	2,228
Permanent	37,406	54,032	91,438
Employees outside Brazil*	2,705	4,644	7,349
Grand Total	**42,364**	**60,515**	**102,879**
Hires	13,055	14,801	**27,856**
Terminations	7,602	12,184	**19,786**

*There is no classification for type of contract in the foreign market

Employment type GRI 102-8

	2018			2019			2020		
	MEN	WOMEN	GRAND TOTAL	MEN	WOMEN	GRAND TOTAL	MEN	WOMEN	GRAND TOTAL
Full-time	65,569	39,275	104,844	52,012	32,959	84,971	54,992	38,492	93,484
Part-time	559	593	1,152	542	612	1,154	60	122	182
Apprentices and interns	803	985	1,788	872	1,031	1,903	819	1,045	1,864
Employees outside Brazil	n.d	n.d	n.d	5,954	773	6,727	4,644	2,705	7,349
Grand Total	**66,931**	**40,853**	**107,784**	**59,380**	**35,375**	**94,755**	**60,515**	**42,364**	**102,879**

*There is no classification for type of contract in the foreign market

Benefits

GRI 401-2

Our employees have the following benefits portfolio formed by voluntary incentives as well as those guaranteed in Collective Bargaining Agreements:

- Valuation and recognition programs for time with the company
- Transportation allowance
- Meal allowance or food staple basket
- Meal voucher or internal cafeteria services
- Health and dental plan
- Supplementary private pension
- School allowance and daycare allowance
- Permanent injury allowance and disability allowance
- Parental leave
- Life insurance
- Discount on the purchase of products
- Employee sports associations (available in certain units)
- Agreements with fitness centers and pharmacies
- Extended period of parental leave (*Empresa Cidadã*)
- Gifts on commemorative dates and delivery of gifts to children up to the age of ten


HOT POCKET
X-BURGUER
Sadia
HOT POCKET
X-BURGUER
Sadia
HOT POCKET
X-CHEDDAR
CREMOSO
Sadia

Data on parental leave in 2020 GRI 401-3

	Employees entitled to take leave	Employees who took leave	Employees who returned to work after leave
Men	60,310	1,854	1,774
Women	42,098	2,336	1,443*

* Those who have not returned are expected to return in 2021.

A rich and diverse company

GRI 103-2, 103-3, 405-1

We are a Brazilian company with a large number of different nationalities; in Brazil, our workforce is formed by people from more than 30 countries. Diversity is the essence of our culture. Thus, we understand the importance of a diverse environment, and we encourage our teams to build constructive dialogues to reinforce our social responsibility in contributing to a more just society and respecting differences in all its aspects.

We remain committed to the idea that culture, race, religion, age group, gender, sexual orientation, disabilities, and life experiences are aspects valued by our people, since the multiplicity of visions is positively reflected in the business, generates innovation and proximity with our customers, and reaffirms our social commitment.

> "Diversity is not only good because it's right, it enriches with different points of view, opinions, and experiences that contribute to innovation. It also leads our leadership to reflect about society and consumers in the markets where we operate."

Alessandro Bonorino
VP Human Resources, Services and Technology

DIVERSITY OF IDEAS

Our business model and organizational culture value and encourage the diversity of ideas. Gender, race, and religion do not influence the hiring of professionals, remuneration, or daily relationships. Our salary practices are in line with market standards and reflect the professional's performance and career growth. We attract and select professionals by valuing their skills and diversity. In addition, in 2020 we made a public commitment to have 30% women in leadership positions by 2025.



Social commitment

Immigrants currently hold more than 5,000 job positions at BRF, mostly Haitians, Senegalese, and Congolese. In 2019—in partnership with the UN Migration and with the direct involvement of the BRF Institute and HR—we began hiring Venezuelan immigrants, reinforcing our social commitment to the development of our workforce.

We also have a network of Diversity Ambassadors composed of more than 300 employees in different locations in the country. Their purpose is to share experiences about the local reality, to assist in constructing topics of corporate relevance, and promote activities that focus on diversity in partnership with the local HR.

In partnership with Instituto de Oportunidade Social (IOS), we launched a professional training program for promoters in São Paulo exclusively geared toward people with disabilities. There are two requirements to participate in the program: having a disability and high school diploma. After completing the course, the candidates go through BRF's hiring selection process.

We are a benchmark for gender diversity in Brazil. We ended 2020 with the Board of Directors and Fiscal Council at 23% female, and this rate jumped from 16% to 22% (considering executive manager positions and above only) in leadership positions. We have made a commitment to reach 30% female participation in senior leadership positions by 2025.

Administration	4,575	4,270	8,845
Apprentices and Interns	1,049	821	1,870
Executive Board	9	67	76
Management	145	463	608
Operations and Sales	35,723	52,768	88,491
Coordination/Supervision	863	2,126	2,989
Grand Total	42,364	60,515	102,879

In November 2020, together with ten other companies in the consumer goods sector, we released a public commitment on racial equity. Click here to view.


Sadia
Golden
CRISPY CHICKEN WINGS
1 kg
New


Sadia
Golden
TEMPURA CHICKEN BITES
1 kg
New

Balance in hiring at all levels
Women made up 47% of our hires in the year. Below are the numbers for Brazil:

- Managers: **44%** of new hires
- Directors: **25%** of new hires
- Specialists: **52%** women
- Senior Analysts: **52%** women
- Junior and Full Analysts: **55%** women
- Aides and Assistants: **56%** women

Training and development

GRI 103-2, 103-3, 404, 404-1, 404-2, 404-3

One of our priorities at BRF is to develop and qualify people for the challenges of today and the future. We believe in the transformative power that learning provides to our employees. We understand that it is a critical factor in achieving our goal of becoming a high-performance organization.

Based on this perception, in 2018 we created a Corporate University—Academia BRF—that brings together business schools aimed at different areas and levels. We offer legal and institutional training and make specific investments in external learning initiatives, such as partial or full grants for courses, while analyzing their relevance in improving business results through our talent. In 2020, for example, we doubled the number of people with educational grants for undergraduate and graduate courses.

Click here to learn more about Diversity and Inclusion at BRF

43,000 forms of content available across our Digital Academy, LinkedIn Learning, and Get Abstract

In 2020, we provided 2,371,000 hours of training that covered technical and behavioral skills, as well as aspects of safety, health, integrity, ethics, and sustainability.

"I feel good about my future here at BRF. I think the training programs are very useful. I believe that I can work more and with greater efficiently in the company."

Evren Korzmaz,
employee - Bandrma, Turkey.

Our strategy of offering multiplatform learning solutions such as the Digital Academy, available to approximately 30,000 employees with approximately 2,000 online contents (courses, videos, materials), and academies at the Corporate University, with classroom/virtual courses and educational incentives covering undergraduate and graduate studies, allowed us, even during the pandemic, to continue investing in development and providing content in a variety of formats to our team.

In total, we made approximately 43,000 forms of content available across our Digital Academy, LinkedIn Learning, and Get Abstract. In addition, we quickly adapted to the new scenario and invested in virtual actions such as webinars. Altogether there were 140 seminars throughout the year, in which we addressed topics related to our culture, physical and mental health, performance, and self-development, as well as specific business topics. We totaled 69,775 hours of webinars with an average participation of 500 employees per session. We also launched 50 episodes of podcasts covering a wide range of subjects (also open to external audiences). Throughout 2020, these were accessed more than 30,000 times.

As we continue to develop and offer an increasingly robust portfolio of learning products/solutions, we have evolved in our management approach. We reviewed and shared the matrix of legal and institutional training courses that helps us fully manage this topic. We also revised the Learning Processes Standard (NC 06.5.009) as well as the establishment of methodologies for their assessment (IC 06.5.009.11). We are consistent in our process of mapping successors and managing the topic within the organization.

For 2021, we advanced in our cultural and learning and development evolution, expanding the size of the audience served by the academies of the Corporate University with solutions anchored in our leadership model and in our business challenges. The goal is to increase the amount invested in training and development by 40% in 2021.


Training in 2020
Academia Digital brf
WEBINAR

- **686.21%** increase in the volume of content offered at the Digital Academy compared with 2019
- **29,647** of content from Get Abstract
- **5,255** courses completed on LinkedIn Learning (**5,922** hours of training on this platform alone)
- More than **R$1.6 million** invested in undergraduate and graduate courses


DE OLHO
FUTURO
GRANDES DESAFIOS, GRANDES CONQUISTAS

Average number of training hours by gender*	Men	Women
2018	19.30	12.90
2019	23.30	16.70
2020	29.74	20.92

*The figures do not include webinars and hours of training on LinkedIn Learning.

	Total number of participants in 2020	Training hours in 2020
Men	55,875	1,662,110.44
Women	39,663	830,128.97

Talent attraction and retention initiatives

- Our numerous BRF talent attraction and development programs accelerate the building of high-performance organizations, preparing selected professionals to assume leadership positions and capture growth opportunities in our production chain.

- In the Fast Track Program, for example, 30 specialists were selected to actively participate in BRF's strategic projects. The Trainee Supply program selected 44 professionals for the areas of industry, agro, quality, and grains with the purpose of forming leaders focused on the Operations area. In the '*Doutores no Agro*' program, geared to academia, 5 professionals with postdoctoral degrees were selected to join the Agro area, fostering innovation and research and further advancing our knowledge and technical leadership in the agricultural chain.

- BRF believes that diversity enriches and that expanding the diversity of races, ethnicities, and genders in the workforce is essential for organizational growth and generating innovation and business results. In this sense, our attraction and development programs yield important results, reinforcing our progress in providing equal opportunities as well as our commitment to increasing the percentage of women in leadership positions. Female representation in our programs: 30% in Fast Track, 59% of Trainees, and 60% in *Doutores no Agro*.

- High Performance Cycle: this assessment helps in developing employees and integrates the processes of merit, bonuses, internal recruitment, and succession. It covers all administrative and leadership levels. In the year, 11,979 professionals and leaders were evaluated using this tool. GRI 404-3

- Evaluation of operational performance: in 2020, we evaluated a total of 26,839 employees among staff from Operational, Sales, Logistics, Quality, and Lead Operators in Industry. GRI 404-3


Golden CHICKEN
Sadia
Golden CHICKEN
Sadia
Sadia
NUGGETS
Sadia
KIDS

Remuneration policy

GRI 102-35, 201-3

At BRF, fixed compensation follows market practices, and we are always looking to retain professionals and reward individual performance. Short-term variable pay is linked to performance indicators achievable within one year[15].

% of employees who undergo regular performance appraisal[16]

- Women: 18%
- Men: 32%

[15] Some members of the Board of Directors, statutory and non-statutory Directors, and Executive Managers are eligible for the share-based compensation program.

[16] The calculation considers the total percentage of the headcount in December, 2020 of men and women evaluated in the year. There are percentage differences due to the uneven balance in positions eligible for performance evaluation. Performance evaluation does not apply to all the company's audiences; only to positions in areas of administration, leadership, sales, and operational areas of logistics and quality. In the industry, only Lead Operators are evaluated. The remaining operational positions are not evaluated.

Regarding post-employment benefits (private pension), all company employees are covered by the same policies currently in force. Participation in pension plans is at 49.59% of the base of those eligible for the benefit.

Annually, the People, Governance, Organization, and Culture Committee, an advisory body to the company's Board of Directors, assesses the guidelines and practices for the remuneration of BRF's managers and employees and, if necessary, the committee submits recommendations to the Board of Directors to modify the remuneration previously adopted.

Health and safety: focus in 2020

GRI 103-2, 103-3, 403-1

This was a challenging year for BRF, but it also allowed us to reinforce our people-centered culture on a daily basis. More than ever, we need to ensure the health and safety of our employees. This premise is as important as ensuring the continuity of our core activities during the pandemic.

In addition, we know that some of our employees are exposed to inherent risks in their activities, so we continuously monitor their health and analyze indicators of behavioral deviations, incidents, accidents, absenteeism, grievances, and occupational diseases, among others.

> “In times like these, few companies take such good care of people as we do at BRF. We genuinely take care of our people, with our prevention protocols. I am truly proud to be part of this movement!”
>
> **Maico Guielov**
> HR Coordinator BP

We continue to adopt principles, standards, and requirements in line with best international practices, and our activities comply with laws and regulations in all markets where we operate. We have in place indicators, targets, and health and safety at work (OHS) programs developed according to periodic risk assessments, with the direct involvement of our leaders. The measures include establishing OHS goals, systematizing KPIs, monitoring and controlling high potential risks, auditing the units, and governing through committees focused on occupational health and safety issues.

The OHS management system is integrated with BRF's management system. This allows it to be recurrent and participatory, in addition to ensuring the involvement of all levels of the organization. And it also has mandatory, basic, intermediate, and advanced elements, with strategies that involve methodology, facilities, and organizational culture.

> “Congratulations everyone! I'm proud to be part of this great company that despite the challenges of COVID-19, was able to grow, generate profit, and do what's most important: TAKE VERY GOOD CARE of people!”
>
> **Tiago Both,**
> Executive Manager of Labor & Legal

100% of workers are represented by formal health and safety committees. All areas have forums that monitor and control the work, including the work performed by outsourced workers.

We have in place operational and administrative controls to eliminate or minimize threats, accidents, illnesses related to the work environment, and fatalities. We also investigate all accidents and near-accidents. Health and safety risk management is conducted across the board, covering all markets and areas.

Achieving positive results in terms of reducing occupational accidents is a consequence of strict measures that we adopt in order to ensure that all our safety protocols followed. We continuously assess the system by monitoring proactive and reactive indicators. Weekly and monthly meetings at all levels of the organization guarantee a critical assessment of these indicators, quick corrections when needed, and the sharing lessons learned with everyone.

Given the high volume of travel by employees and contractors to transport our products and raw materials, Logistics is an area of attention. For this reason, the HSE (Health, Safety, and Environment) Program in Transport assesses all of our logistics partners using different indicators. They are also subject to corporate health, safety, and environmental standards, driver assessment criteria, and logistics excellence.

Finally, we highlight that we comply with environmental standards and legislation at municipal, state, and federal levels, which provide on aspects related to water, effluents, solid waste, air emissions, noise, and odors. All these topics are addressed in our Health, Safety, and Environmental Policy (HSE Policy), which sets out guidelines for environmental management based on ISO 14001 principles. The document guides our activities and growth strategy in accordance with the applicable regulations. Corrective actions are established to address any deviations encountered.

In 2020, we had four **ISO 14001,** certified plants, all of them located in Brazil.


REGRAS
DE OURO
More than ever we need to **ensure** he health and safety of our **employees**



100 %
of process risks are analyzed

Health and safety status in 2020

GRI 403-10

In our activities, hazards that represent a risk for occupational diseases and workplace accidents are identified through a risk analysis conducted by the technical team of Engineers from the Safety, Leadership, Ergonomists, and Occupational Health areas. The group assesses risks associated with each task in 100% of the processes.

These hazards, after being identified and classified, undergo an analysis by the technical areas together with the process leaders. This way, we can develop action plans for each of them, prioritizing their complete elimination. When that is not possible, we start with risk mitigation or control strategies and monitoring of the exposed population.

The main types of occupational diseases caused by activities are skin infections, hearing loss, and musculoskeletal diseases. We had 198 cases of occupational diseases, but there were no records of deaths resulting from occupational diseases. It is worth mentioning that BRF does not control cases of occupational illnesses of contracted employees.

Risk control

GRI 403-3, 403-9

We recognize that the nature of our operations requires the exposure of some employees to risks inherent in their activities. Concerns for the safety and well-being of each employee lead us to continuously monitor risks, whether of an ergonomic or accidental nature. We have technical, operational, and administrative strategies in place, as well as goals monitored by a management system that measures the in-between indicators at each stage of evolution in addition to the final indicators.

Risk control management follows NBR 14280 standard and specific corporate standards. The injury rate, in turn, follows the methodology set out by the Occupational Safety and Health Administration (OSHA). Fatalities are included in the injury rates, and the calculation of days lost includes calendar days. The counting of lost days begins one day after the day of the accident.

The main types of workplace accidents at BRF are sprains, strains, cuts, contusions and dislocations, fractures, and amputations. They are usually caused by machinery, equipment, and floors. Accidents with severe consequences in 2020 were caused by manual activities with the use of a knife, intervention in machinery and systems without disconnecting them from the power supply, activities at heights, and operating forklifts and pallet carts.

We recognize that the biggest cause of these accidents is still unsafe behavior, followed by risky conditions to a lesser extent. For this reason, we constantly work to raise awareness and reinforce prevention practices. We also take measures to eliminate, minimize, or mitigate such risks through a series of actions, such as:



- Elimination of critical activities through modification of processes or removal of machines and jobs.
- Reduction in the exposure of people to tasks deemed unhealthy and dangerous.
- Engineering investments in the adequacy/protection of machines.
- Control through safety signage, following the recommendations of NR and NBR standards, in addition to management tools for legal and institutional training.
- Supply of PPE for 100% of the activities carried out within the operations.

Risk control management follows
NBR 14280
standard and specific corporate standards

Numbers for 2020

Hours worked (own)	185,950,987.88
Hours worked (contractors)	39,030,832.10
Number of serious injuries (own)	4,900.00
Number of serious injuries (contractors)	439.00
Fatalities resulting from work related accident (own)	2.00 (caused by electrical discharge)
Number of fatalities (contractors)	0.00
Number of workplace accidents with serious consequences - excluding fatalities (own)	0.00
Number of work accidents with serious consequences - excluding fatalities (contractors)	16.00

We continuously monitor risks, whether of an ergonomic or accidental nature

Training campaigns

GRI 403-5

We constantly promote training forums for health and safety professionals and our leaders. The main objective is to discuss and plan actions that increase risk awareness and to discuss the identification, control, mitigation, and elimination of risks, since we are constantly looking to reduce our incidents as much as possible. Legal and institutional training on occupational health and safety follows the guidelines described in our corporate standards. This training program includes:

- On-boarding of new employees, with content about the company's Health and Safety Policy and the Golden Rules, in addition to mandatory information on the use, storage, and conservation of PPE (Personal Protective Equipment).
- Training based on the Operational Procedure of their activities, with guidance concerning risks and their control measures.
- For workers who operate equipment or carry out special activities with high potential risks, specific training is provided as established by the NRs (Regulatory Norms) and BRF's internal guidelines.



We hold

several forums on health and safety training

We also have internal campaigns to promote health and prevent accidents and risks at work, which focus on all our own employees and contractors. In addition, the Occupational Health Medical Control Program (PCMSO) provides for occupational exams for all company employees, as well as the control and monitoring of exams performed on contractor employees.

In 2020, all employees and contractors considered suspect for COVID-19 or who had contact with suspected cases were tested.

CIPA - Internal Commission for Accident Prevention

GRI 403-4

CIPA (Internal Accident Prevention Commission) is formed by elected employees in accordance with provisions set out in the NR5 of the Ministry of the Economy. This group of workers participates monthly in strategic meetings with leadership to learn about risks, control measures, and means of preventing accidents and incidents. They have the autonomy to express opinions, suggest improvements, and even intervene in processes when any serious risk is identified.





In 2020, BRF negotiated with
76 unions
that represent various professional categories

Process safety

GRI 403-2

BRF's Health and Safety management system follows the applicable legal requirements, with specific elements and tools to meet Brazilian legislation, especially the Regulatory Norms (NRs) of Occupational Health and Safety of the Ministry of the Economy and the CLT (Consolidated Labor Laws).

All processes and workers are covered by this management system, each with its specific impacts and scope and with its duties and responsibilities duly established within the system. Following the premises of NR 16 (updated by SEPRT Ordinance No. 1,357, of December 9, 2019), BRF considers activities and operations to be hazardous if they are contained in the annexes to this regulatory standard, with the characterization or de-characterization of a hazard being attested through a technical report prepared by a Occupational Health Physician or Occupational Safety Engineer.

The Risk Management Program, on the other hand, establishes a systematic process for the identification, assessment, and treatment or mitigation of risks in the facilities, processes, and activities developed at BRF, meeting international risk management standards (ISO 31000).

In addition to this program, we have an element in our management system called "Task Risk Mapping." The team responsible for risk assessments must apply the mapping tool to identify, classify, and eliminate/mitigate risks in the workplace. These assessments serve as a basis for the company's occupational risk management and are discussed on a monthly basis in the Health and Safety committees among the leaders and technical areas.

Formal agreements

GRI 403-4, 102-41

As part of the respect and commitment we assume with all employees, we maintain an open and constant dialogue with unions, federations, confederations, and class entities that represent them. This is true for the various professional categories.

In Brazil, 100% of employees are covered by bargaining agreements and represented by workers' unions. In 2020, BRF negotiated with 76 unions that represent various professional categories. A total of 84 collective bargaining agreements were made to ensure salary adjustments and a collective convention.

Labor laws of each country are followed, and there are no agreements in force at BRF's units abroad. In the various manufacturing units outside Brazil, except in the Middle East, BRF's employees are represented by unions. It is a cultural norm in Middle Eastern countries that employees are not organized collectively.



100% of new suppliers

are screened using social and environmental criteria

Supplier management

GRI 102-9, 103-2, 103-3, 414-1

Ours is an extensive and complex supply chain. Today, we have a network of nearly 9,500 integrated agricultural producers and more than 15,000 suppliers. The negotiations involve purchasing processes, quotes, and a significant volume of spend and investments.

Visit our Supplier Portal to learn more.

In 2020, despite the adverse effects of the pandemic on the various markets and sectors of the economy, no significant changes were required in our chain of integrated partners, and we managed to maintain our level of services and the purchase of raw materials from our suppliers with minimal impacts on our chain. Up to September, we had no problems and we managed to continue with the same pricing strategy, including with international suppliers. All of this was possible through our flexibility and adaptation in providing service for customers and consumers.

We used the Mtech system for the broiler chain and SAP-ECC for the pig and turkey chains. These platforms contain all data on remuneration, sending and receiving animals, eggs, feed, medications, and other inputs sent to the integrated producers. Contracts and controls for the entire hiring flow are done in the Ariba System (part of SAP), which includes the legal portion and all mandatory documents for hiring. GRI 103-2, 103-3, 204-1, 102-10

Far beyond trade agreements
For us, values such as ethical conduct, animal welfare, social and environmental compliance, and operational safety are essential. And our partners join this effort along with us. a empreitada.

For this reason, we have the Chain Monitoring Program in place. The purpose is to disseminate a responsible business model, especially in the control of social and environmental risks. Through this program, we also engage our partners in complying with the business strategy.

We provide suppliers with the Code of Conduct and the Term for Related Parties, in addition to the guidelines of the Health, Safety and Environment Policy (HSE) and the Transparency Manual. The logistics operation has its own management methodologies, such as the Integrated Supplier Management (GIF) Program.



Purchases aligned with international standards and certifications GRI G4-FP2
In 2020, nearly 96.3% of suppliers of high and medium criticality in the Food category (Ingredients, Packaging, and Raw Materials) were in accordance with internationally recognized standards and certifications by the GFSI (Global Food Safety Initiative). This level of qualification gives the company a leading position in supply chain quality management.

Furthermore, 100% of new suppliers are screened using social and environmental criteria. This means that during the hiring process and during the term of the contract, we evaluate the entire chain on topics such as Compliance, Environmental, Social, and Code of Conduct, especially high impact suppliers (called Key Suppliers).
GRI 308-1, 414-2, G4-FP1

Our suppliers must respect BRF's commitments to social and environmental agreements relevant to their business, and hiring suppliers that are in disagreement with the terms contained in our Code of Conduct for Suppliers, including public lists, is not permitted. It is the responsibility of the Procurement area to search for at least three accredited suppliers in order to submit an RFQ. The quotes returned must be evaluated to ensure that they

Contract management
To prepare and manage contracts and documents (legal and/or those that adhere to BRF's premises and values), we have a robust market system in place. Since 2019, we have filed all mandatory attachments with the integrated producer's hiring processes. In 2021, we will work to improve the performance and management of documents with the implementation of the GED system, where all documents related to the hiring process of integrated partners, as well as those eventually required, will be available online. With this improvement, we can also control validity and action plans, as well as manage the treatment of eventual non-conformities.

BRF'S SUPPLIERS ARE DIVIDED AS FOLLOWS:

- Procurement: suppliers of packaging, ingredients, inputs, energy resources, services in general (IT, public, and logistics), CAPEX materials, MRO (maintenance and repair operations) and logistics suppliers (marine and road freight, warehouses, etc.)
- Commodities: Grain Suppliers Corn Complex (e.g., corn and sorghum)/Grain Suppliers and Soy Complex by-products (e.g., soy, meal, and oils)
- Integrated Partner Producers: animal farming.

Since 2019, we have worked with the Operational Excellence System across the agricultural production chain to improve quality, optimize production costs, and enhance the predictability of delivery of agricultural processes. To this end, we developed a standardized, simplified, and single management approach.

Finally, all BRF service providers undergo post-purchase management carried out by the production units. Compliance checks are done every month on labor obligations, licenses, taxes, work records, and Social Security and FGTS (Government Severance Fund). We request concrete evidence, including payment slips, certificates of good standing, and proof of collection of taxes, social security, and contributions. Also in terms of risk prevention, BRF has a procurement policy that covers negotiation, management, analysis and approval, segregation of functions, types of purchases, and other norms applicable to the business related to the different types of purchases. These guidelines are embedded in the system for control and application.

Supplier Portal
To reinforce our relationship with suppliers, we reformulated the Supplier Portal. The website contains all the necessary information for those who wish to be part of BRF's team of suppliers, who are part of a thriving, extensive, and complex chain supported by the interdependence between the parties. This sense of support and collaboration generates growth, profitability, and improvements that add value to the businesses of all.

Click here to view

Procurement

Supply professionals are based in Brazil, the Middle East, Turkey, Europe, and China. We work with the globalized and regionalized purchasing strategies pertinent to each category. Regional negotiations help increase the efficiency of logistics costs, which impact the overall cost of raw materials. This relationship is important because we acquire high volumes of agricultural commodities for the production of animal feed. The main local suppliers are responsible for all types of direct and indirect materials and services.

Our procurement team prioritizes cost reduction, so it maintains a sustainable and close partnership with suppliers and uses new technologies and projects from Value Engineering. This also guarantees better processes and a high level of compliance.

Suppliers are approved through a document analysis, their acceptance of the Code of Conduct and Related Parties Policy, and monitoring of all legal requirements and internal standards for service providers inside the facilities. The purchasing process is audited internally (BRF's own system), by the Internal Controls Area (processes) and by Corporate Audit (standards, legislation, and SOx), in addition to external audits.

For suppliers in categories such as laundry, waste collection, and disposal and transportation of wood, the Procurement Approval Team demands, in addition to the standard documentation, their environmental license. In turn, BRF's Supplier Quality area makes technical visits to the suppliers' and/or the company's factories to improve the quality of its processes and products. Suppliers are also audited on requirements associated with their own quality and process management approach.



We have professionals based in Brazil, the Middle East, Turkey, Europe, and China.


PERDIGÃO

Transport

49 million

kilometers traveled per month, involving 13,287 drivers and helpers

Logistics

Much of our cost base is in logistics and product transportation services. There are an average of 49 million kilometers traveled per month, involving 13,287 drivers and helpers. To reduce the negative impacts in this area, we have a Program for Health, Safety, and Environment (HSE) in Transportation. Its objective is to create initiatives such as accident reduction, environmental impacts, combating sexual exploitation of children and adolescents on the roads, and compliance with Law 13.103/15, which regulates the profession of truck driver in Brazil.

We have in place specific corporate standards to manage logistics partners, which include the HSE Policy; vehicle inspection procedures; driver evaluation; the Integrated Supplier Management Program (GIF) covering primary, agricultural, and secondary logistics suppliers; and a specific standard to investigate and analyze transport accidents. The hiring of fixed carriers (with a contract) and spot carriers (occasional contracts of an urgent/priority nature) follow the HSE Criteria Standard, establishing the Health, Safety, and Environment requirements at each stage of the process to mitigate risks and prevent accidents.

The carrier must also implement the GIF Program in its company, addressing requirements such as smoke emission control and correct disposal of waste (oil, batteries, and tires). Driver assessment, vehicle inspection, emergency assistance plans, and investigation of accidents and incidents are also required. In addition, all of our fleet carriers have to sign a term of commitment for safety management, including primary, secondary, and agricultural operations.

We provide software that identifies alternative routes to reduce the average distance per haul. As a result, we obtain logistics and environmental gains in our operations while reducing the risk of hitting the discharge pipe and the electrical cables in the places where we travel to transport feed. This was achieved by using a system that blocks vehicles with the pipe raised.

We know that drivers who travel at night are potentially subject to reduced and poor-quality sleep, which can lead to fatigue, irritability, and cognitive changes and the risk of drowsiness and serious accidents. For this reason, we have implemented an embedded technology that monitors driver fatigue using sensors and telemetry, minimizing exposure to the risk of accidents and occurrences. We also installed the Sleep Alert Room, a container renovated by BRF for the application of luminotherapy, installed at the Russi Service Station, located at kilometer 128 of Highway

BR-470 in Lontras (SC). In 2020, a second Sleep Alert Room was opened at the Alpino III Service Station, located at kilometer 19.5 of Highway BR-116 in the Curitiba/São Paulo direction.

This system projects between 3,000 and 5,000 lux in an environment that mimics daylight and interferes with the production of melatonin (a sleep hormone), making drivers more alert and able to continue their journey. Currently, ten of the company's production units use Highway BR-470 for export through the ports of Itajaí, Navegantes, and Itapoá, and an average of 154 trucks serving BRF use the highway daily. As a result of the project, no more accidents occurred on the stretch of highway and time range served by the Sleep Alert Room. The second Sleep Alert Room on BR-116 receives an average of 50 trucks serving BRF per day. The location is used to access 12 company units.



Integrated planning actions in logistics

- Expansion of our grain storage capacity, operational efficiency, and ideal occupancy levels, in addition to boosting the consumption of alternative inputs, which helps mitigate the impact of commodity prices on production costs.
- Investments in the development of processes and operational safety in the grain logistics area, which includes monitoring, tracking, and controlling.
- Advances in embedded technology actions and the continuity of Health, Safety, and Environment processes in transportation, resulting in the lowest accident rates in our history. In 2020, we reached a rate of 0.30 accidents/million kilometers traveled, an improvement of 30% compared with 2018, when we started our journey toward technology applied to our non-negotiable safety commitment..
- Continuation of the Fleet Occupation project initiated in the previous quarter, seeking greater operational leverage.
- Implementation of a fast-track management model to accelerate projects from design to implementation, focusing on investments in short-and medium-term capacity, in addition to accelerating the digital transformation journey with the application of georeferencing tools and other developments.
- Review of tactical and operational planning processes in international markets aimed at greater agility and flexibility in the connection between the demands of different markets to the production chain in Brazil.
- Graduation of the first classes in our Commodity Academy, accelerating the development and improvement of professionals in the area.

Commodities

Quoting, negotiating, and purchasing agricultural commodities (grains, meal, and oils) is at the heart of our food production. Given its importance, we have a specific area focused on the purchase, logistics, receipt, processing, and storage of these commodities and strict control over social, environmental, and compliance risks that can influence this business.

We pay close attention to the purchasing processes from suppliers located close to biomes at risk of deforestation, where we increasingly track with cutting-edge technologies and negotiate only with suppliers that meet environmental criteria such as those monitored by IBAMA.

Most purchases are made within the state and close to the place of consumption.

One of the requirements for registration of new suppliers of commodities is to read and digitally sign the documents in the sustainability program and BRF's Supplier Code of Conduct. Disclosed to all commodity partners, these documents contain specific guidelines for environmental and social management, as well as the Chain Monitoring Program and all aspects related to conduct required by BRF.

In addition, we access the public lists of the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA) as a means of controlling supplier irregularities, and the BRF registration area contains biweekly consultation reports to public lists available in Brazil. If any supplier has been included in one of the public lists mentioned above, purchases are suspended immediately, the supplier is notified, and a committee evaluates the subsequent decisions.

Grains, meal and oils are the commodities purchased by BRF.

Traceability of

100% of the grains

purchased* by 2025.

A highlight of 2020 was the establishment of a partnership of the BRF Commodities area with a company that provides technological solutions aimed at territorial analysis and traceability. With that, we will have access to a platform that can register the territory where our direct grain suppliers are located, and as of June 2021, we will track and monitor these suppliers under the market's main social and environmental criteria.

Systematic, periodic consulting of the main social and environmental monitoring blacklists will be performed (embargoes by IBAMA, CEIS, and the Blacklist of the Ministry of Economy, which includes work similar to slavery and child labor, among others).

In addition to public lists, we will monitor the territory linked to suppliers related to deforestation, applying the applicable legal measures if irregularities are detected. We will thereby leverage our great public commitment to traceability of 100% of grains acquired from the Amazon and Cerrado biomes by 2025.

* Purchased from direct and indirect suppliers

Integrated Producers

We maintain constant interaction with our integrated producers, whether via the web portal or the app. In 2020, due to the COVID-19 pandemic, the process was further strengthened, as we used existing platforms and also implemented new tools for the period, such as Dr. BRF, an extension of the medical and psychological support services for families of integrated producers in the same service model as internal employees 08009405273, as well as guidelines and periodic reports regarding best practices on the topic.

In 2020, all our integrated agricultural partners were assessed for social impacts. All are in compliance with our purchasing policy and internal rules, which respect the applicable legislation in the regions where we operate. GRI 103-2, 103-3, 308-1, 414-2, G4-FP1

"In animal welfare, it is important to care about the birds. It's not just about giving them water and food. Today we keep poultry at a milder temperature, exactly how they need it. This creates comfort for the birds, and they yield better results for the lot."

Ildo
BRF's Integrated



"Sustainability is very important, because one thing helps the other. We have plans to install solar panels and to lower the operating cost of the property, as well.I think it's great to be part of a company that exports chicken to over 117 countries. We are proud, because on the other side of the planet there is someone eating broilers that we produced."

Clarice Eckert
BRF's Integrated

> "If you have a desire to grow, BRF provides ways and support so that we can evolve professionally. It is very important for me to see that the product I help to produce is one of the most recognized in all of Brazil. More important than that, it is to guarantee a quality product, allowing us to be in the market for 30 years, and that we can help the world be a better place, and to give animals a better treatment.
>
> Today, working at BRF is a source of pride, which makes me a much happier professional."
>
> **Anderson Pereira Valenga**
> Sanitation Vet at BRF



Environmental assessment

We have a specific area for Environmental Control and Management that monitors suppliers along with Extension workers—employees linked to farming and livestock who make periodic visits to integrated properties. One of the priorities of these analyses is the environmental component.

Most of this management work is done through a checklist system, which also allows for the development of action plans. If any anomaly is identified by the Extension Worker, animal housing is suspended until the action plan is implemented by the producer and validated by BRF's Environmental Area.

In our journey, we always work to make our chain more sustainable. Producers play an essential role in this work. We look to maintain a production system that ensures that these producers (located in eight states in Brazil and in Turkey) operate with 100% integration and regionalization. We provide our partners with BRF's Transparency Manual and the Supplier Code of Conduct. They contain social, environmental, ethical, compliance, and human rights aspects, among others.



We are connected with our more than **9,500** integrated who are responsible for raising poultry and pigs.

All integrated producers and applicants for this partnership complete an assessment—the Compliance Questionnaire—which identifies whether they fit the definition of a Politically Exposed Person and if they have a corporate relationship or family relationship with BRF employees and/or suppliers, which may characterize a possible conflict of interest. Likewise, they are submitted to a sustainability assessment in terms of governance, economic, social, and environmental dimensions based on the Standard for Expansion and Modernization of Agricultural Integration Structures and the Operational Excellence System.

Meanwhile, the Chain Monitoring Program ensures that 100% of producers in Brazil are monitored both for sustainability issues and topics of compliance, with periodic reviews and analyses, permanently guaranteeing adherence to BRF's policies. The purpose is to evaluate several points that may result in ethical, environmental, or social damage, including compliance with labor legislation, which deals with aspects such as child labor and forced or compulsory labor.

In 2020, **9,906 suppliers were assessed for environmental impacts.** Of this total, only 1% were identified as having actual or potentially significant adverse environmental impacts. The respective adjustments and improvements were agreed upon as a result of the evaluation.

In farming and cattle-raising, **100% of the properties are monitored for the main environmental risks** to prevent them from materializing. Monitoring utilizes checklists and involves regular visits to properties.

We also monitor **100% of the integrated producers in visits to farms** where potential non-conformities are pointed out, preventing any extreme occurrence of environmental damage that could lead to termination of the integrated producer. **If the criteria are not 100% met, we suspend the housing of animals until the possible pending issues are resolved.**

GRI 308-2

In addition to on-site inspections of the rural properties (farms), we consult public lists of all our partners so that they can join or remain as integrated producers. All producers are aware of and agree to this commitment by accepting the terms contained in BRF's Code of Conduct for Business Partners.

Integrated production contracts contain several clauses containing recommendations, guidelines, and notifications of adequacy. In the case of non-compliance, suspensions of housing (animals delivered to the farms) and even contract termination may occur. This process ensured that in 2020, even with the restrictions imposed by COVID-19, we managed to maintain our routine and perform environmental and social management of the integrated properties. In addition, 100% of the integrated producers are monitored and controlled for environmental licensing. If any integrated producer is not properly licensed or if their license has expired, we will not use them for housing. GRI 103-2, 103-3, 408-1, 409-1

There is also the Apanha Legal program aimed at partners who pick up poultry (known as "apanha"). The work is based on compliance with the legal procedures of the activity, evaluation of innovation for automation in loading and unloading trucks, improvements in safety conditions, structuring and monitoring of the process, and strengthening partnerships with suppliers. In addition, we have a public commitment to the purchase of eggs that bans the purchase of commercial eggs from hens kept in cages.

100% of the integrated

producers are monitored for environmental licensing



Partnership with Banco do Brasil

As an assurance to our Sustainability commitments, in 2020 we announced the launch of yet another program for the agricultural area, aiming to make better use of solar energy. To facilitate the program, BRF, in partnership with Banco do Brasil, signed an agreement to release a credit line of approximately R$200 million under favorable conditions to agricultural activities, with a payment term of up to 10 years with a one-year grace period and an interest rate of 0.64% per month, allowing more partners to evolve their businesses. The program aims to enable investments so that integrated producers can structure themselves to capture solar energy, minimizing environmental and financial impacts.

Feeding the future

BRF wants to lead the transformation of food consumption. We want to be a food company with high added value and owner of recognized and desired brands in the largest consumer centers worldwide. Our consumers will increasingly be at the center of all our decisions, and through their channels of preference, they will have the food they want, wherever they are.



Communities

GRI 103-2, 103-3, 412, 413-1

We are committed to society and neighboring communities. In 2020, the pandemic imposed challenges on the strategy and form of action the BRF Institute (IBRF) and the company took with communities.

Visit the website and learn more about the work of the BRF Institute

The IBRF's social intelligence and history of networking, together with the Social Investment Committees, were very important in this regard, as they allowed for a closer relationship with local communities to develop quickly. They utilized active listening about the main challenges encountered in the municipalities, either in public health or in relation to the socioeconomic effects spurred by the pandemic, such as increased social vulnerability and food insecurity.

Donations of food, protective equipment, and support for research funds and social development programs were proactively addressed. During the year, we invested approximately R$ 42 million[18] to help these communities and society in general through donations, in an effort that involved hundreds of employees and was mainly coordinated by the BRF Institute and by the company's Innovation and Compliance areas. This action included plans to support municipalities and to adapt social projects carried out by the Institute.

[18] The total investment announced was R$ 50 million. The remaining R$ 8 million will be invested in projects throughout 2021, due to internal hiring processes.

53.25% of operations implemented engagement actions, impact assessments, and development programs aimed at the local community in 2020.

Based on corporate guidelines, such as the Institutional Relationship Standard, the Donations and Sponsorships Policy, and the Operational Excellence System (People Relationship element of the People pillar), the units prepared their engagement strategies with communities, taking into account the demands for social development and the information obtained in the dialogue with neighborhood associations, local industry associations, social organizations, local public agencies, and with the employees themselves. Donation requests are directed to the Donations and Sponsorships Committee, which evaluates and approves donations at local level. They are also sent to the BRF Institute, which annually reviews and plans corporate volunteering projects and activities with its local representatives and the Social Investment Committees, aligning local demands with BRF's Sustainability Plan agendas.


CHESTER

BRF Institute actions in 2020

GRI 103-2, 103-3, 203-1

In essence, the BRF Institute is dedicated to the positive transformation of communities where the company is present, adopting initiatives aimed at the sustainable development of municipalities.

The necessary social distancing measures to contain the transmission of the coronavirus caused the Institute to adjust one of its main pillars of action: the BRF Volunteer Program. The restrictions for carrying out actions involving a large number of volunteers impacted the volunteering campaigns planned to take place in line with World Environment Day and World Food Day and the volunteer campaign planned for Christmas. Because of this, the Solidarity Program was created, which adapted volunteer initiatives to the new restrictions and placed BRF's operational leaders as key players. The actions carried out within the program had two main focuses: blood drives and food donations to local organizations within the communities.

Altogether, in 2020 a total of 201 social actions were carried out by 1,638 people in more than 8,000 hours of volunteer work. These hours, added to the volunteer hours dedicated by directors and the Social Investment Committees to manage the Institute, are equivalent to R$116,000 invested through volunteering. The company also allocated more than R$1.6 million to structure BRF Institute's projects.

Learn about the projects designed and launched in 2020 on the four social investment pillars of IBRF.

In 2020, 201 social actions mobilized

1,638 people

Food that transforms

- *Cozinhas Solidárias* Project: in partnership with Gastromotiva, we started a project that sponsors 12 support kitchens in communities in three capital cities: São Paulo, Rio de Janeiro, and Curitiba. After only 11 months, the project, which trains chefs in social gastronomy and reducing waste, will distribute more than 100,000 meals to vulnerable populations.
- Partnership with the SESC's *Mesa Brasil* program: we donated 7,000 tons of food that benefited more than 1,000 social organizations in 700 municipalities in the country.

Sports and Inclusion

- In 2020, we supported two projects via State Sports Incentive Laws, one in São Paulo—the *Brasileirinhos* project (artistic gymnastics)—and one in Pernambuco—the *Gerando Mais que Futebol* project. Together, they benefited close to 480 children and young adults, promoting social inclusion through sports.
- Launch of the *Vida Melhor com Esporte* bid notice for selection of and contributions to projects in São Paulo, Pernambuco, Minas Gerais, and Rio de Janeiro in 2021; we received more than 90 applications.

> "For me, volunteering is an act of love, generosity, and empathy. What inspires me to participate is helping others. Doing and being part of the solution by supporting a greater good, in addition to promoting the appreciation of people."
>
> **Antônio Carvalho**
> BRF Volunteer

R$ **1.6** million
to develop the projects of the BRF Institute.

More than
8,000 hours
of volunteer work

Better Life in Communities

- Launch of the bid notice *Nossa Parte Pelo Todo*, which will select and invest, throughout 2021, R$2.8 million in initiatives that contribute to coping with the effects of the COVID-19 pandemic in the communities where BRF is present. There will be four sponsorship fronts, which include actions to promote public policies: Health and Emergency Actions; Generation of Jobs and Income; Education and Technological Inclusion; and Food Security and Social Protection.
- Implementation of the *Juntos* campaign, which raised more than R$33,000 to support the families of 104 employees impacted by a strong cyclone that hit the State of Santa Catarina. Through its Humanitarian Aid Fund, BRF Institute also allocated R$50,000 to the Chapecó Red Cross to cater to the community's emergency needs.

BRF Volunteers Program

- We carried out a total of 201 social actions involving 1,638 volunteers in more than 8,000 hours of volunteer work.

The main objectives of our actions are to foster entrepreneurship and economic inclusion; ensure access to food in communities; promote sports as a tool for social inclusion and reduction of vulnerability; strengthen relationships with and development of communities; disseminate social technologies; and promote solidarity agendas and corporate citizenship among company employees.

For 2021, the Institute's volunteering strategy will again rely on the BRF Volunteer Program to mobilize and carry out themed campaigns, as well as to strengthen the role of the Social Investment Committees within the People pillar of SEO and the *+ Excelência* program. We have social commitments for the next decade; one of the most important is an investment of R$400 million by 2030. We also intend to invest in education to combat food waste, a problem with serious environmental and social impacts worldwide.

Management of the BRF Institute

GRI 103-2, 103-3, 203-2

The BRF Institute is a private association founded by the company to strategically guide its social investments. It qualifies as a Civil Society Organization of Public Interest (OSCIP), which operates through its own resources (donated by BRF and other partners) and by guiding the investment of resources encouraged by state laws. Its activities undergo an annual financial audit.

Governance of the BRF Institute is formed by an assembly of associates, a Fiscal Council, and an administration shared between the Managing Director and the Executive Board. Since 2019, it has had three members: representatives from the Sustainability area, Corporate Reputation area, and Institutional Relations area of BRF, which is its sponsor.

IBRF has a technical team focused on the activities of the association, which maintains a constant dialogue with stakeholders and company leaders. The Institute also relies on the support of the network formed by the Social Investment Committees. They are groups of employees from production units, administration headquarters, and distribution centers trained to dialogue with local communities and jointly propose activities to be conducted in each region, thus ensuring the engagement of volunteers and the relevance and legitimacy of the projects.

Strategic decisions on investments and projects are made through discussions related to the topics, including analysis of data from platforms and indexes such as ISE (B3 - Brasil, Bolsa e Balcão) and the Dow Jones Sustainability Index. The Institute is associated with RedEAmérica and GIFE. The Corporate Social Investment Benchmarking (BISC) is yet another management tool that guides practices according to positive trends and experiences in the market.

Every year, the BRF Institute brings together representatives of the Social Investment Committees for annual planning, training on integrity practices, dialogue with government authorities, and alignment of social investment practices with BRF's commitments. Management of local initiatives is done through regular meetings to align specific guidelines for engagement campaigns and the mobilization of volunteers. The promotion of a better life for communities relies on the involvement of multidisciplinary work groups from the corporate areas and business units.

Investment of
R$**400** million
in social commitments by 2030



Sector engagement

GRI 103-2, 103-3, 201, 415

We are signatories to pacts and voluntary initiatives that address aspects of corporate responsibility, combating degrading or slave/child labor, and attention to the impacts of climate change.

Relationships with governments and public authorities follow ethical and moral standards, based on laws such as the North American Foreign Corrupt Practices Act (FCPA), the Sarbanes-Oxley Act (SOx), the Brazilian Anti-Corruption Law (12,846/2013), and the United Kingdom Bribery Act (UKBA). BRF's Transparency Manual reiterates that the company does not condone any type of corruption act. It is forbidden to frustrate, defraud, deceive, prevent, or disturb public or private bidding procedures.


Sadia

Movimento NÓS - initiative to help

300,000

small businesses across Brazil

We make use of tax and financial incentives (at federal, state, and municipal levels) in different spheres of administration in the countries where we operate. This stimulates the socioeconomic development of the regions and allows for the creation of direct and indirect jobs, in addition to local partnerships between companies with producers, carriers, and potential new suppliers.

We are attentive to the tax policy and the legality of the acts, operating under strict compliance with the legislation of the countries where we have commercial relations. In compliance with Brazil's electoral law (Federal Law 13,165/2015), the company does not support or authorize donations to candidates and political parties. Corporate Standard 11.1.05 contains the guidelines to be followed by all employees during electoral periods in Brazil. For other countries, the Transparency Manual advises that all our employees, leaders, and representatives must comply with national and foreign laws and prohibits contributions or statements favorable to political parties or government entities on behalf of the company without approval from the Board of Directors.

Along with industry associations, confederations, and social institutions, BRF looks to expand its contribution to the development of public policies and the defense of the sector's interests in regulatory matters, in animal health and welfare, and in sustainability. To this end, it has a corporate standard that establishes the main internal guidelines to be followed by employees in view of the company's institutional performance.

Regarding economic initiatives, it is worth mentioning that in 2020, due to the pandemic caused by COVID-19, BRF was at the forefront of an initiative with seven other companies, called *Movimento NÓS*. The movement consisted of a coalition of companies in the food and beverage sector with the purpose of supporting small retailers including bars, restaurants, bakeries, and grocery stores. Together, the companies agreed to help more than 300,000 small businesses across Brazil, which employ nearly 1 million people and have a positive impact on approximately 3 million lives.

Animal Welfare

FP10, FP11, FP12, FP13

At BRF, we want to positively transform our entire global chain and act in an ethical and responsible manner.

Visit our website to learn more about our initiatives.

Livestock farming is our core business, which means that animal welfare is one of our major responsibilities. It is also one of the fastest growing agendas in modern industrial production and in market demands, which is why we have assumed our role in adopting best practices from animal farming to slaughter.

BRF has specialists dedicated to this topic who are responsible for regional operations and focused on Public Commitments to Animal Welfare and Partnerships. This team of specialists reports to the company's Sustainability area. We also have a multidisciplinary working group composed of the Quality, Agricultural, Operations, and Sustainability teams, which works together with the other areas involved with this topic.

In line with the animal welfare program, we consolidated the use of the Animal Welfare Compliance Matrix, using our compliance with the Brazilian legislation and international protocols as a basis. This applies especially to the pig and poultry slaughtering processes and to the agricultural production of broiler chickens, turkeys, and free-range pigs.

Animal farming is our main area of activity.

Using this matrix, the units can conduct monthly self-assessments on the main animal welfare requirements. In the area of agriculture and livestock, this is done in the poultry and swine chains, assessing integrated producers on a sample basis. The analyses are performed by animal welfare officers and are distributed as follows: 5% in units with up to 100 integrated producers; 3% in units with 100 to 500 integrated producers; and 1% in units with more than 500 producers, representing integration as a whole. In the agricultural chain, 2,524 integrated producers were assessed in the three species of our production chain in Brazil (pig farming, chicken, and broiler turkeys).

In 2020, all the plants for the slaughtering of broiler chickens, pigs, and turkeys were assessed on a monthly basis. In total, we performed 372 assessments of the process for receiving and slaughtering live animals. Our Compliance Matrix grew by 5.9% compared to 2019.

The non-compliances received in 2020 were monitored by the animal welfare officers at each plant, who in turn received the notifications and handled the events with the operations and sustainability team. We developed action plans to correct non-compliances. All the actions identified as opportunities for process improvement were replicated to the other units that work with animals through monthly meetings with animal welfare officers. They were also shared in the Animal Welfare One-Page to address the issue in a unified way.

Due to the pandemic, second-party audits were conducted by the team of animal welfare specialists in person until March, and then remotely.

Training in animal welfare
Our animal welfare officers are trained professionals who enforce BRF's guidelines in this area. In 2020, our ten training sessions to increase and disseminate knowledge among employees were conducted online due to the COVID-19 pandemic. Throughout the year, we trained more than 256 professionals in the agriculture and livestock chain in transporting live animals and in animal slaughter.

The officers are leaders and a reference in their area of expertise, and they have autonomy and authority over the process. They are responsible for training and qualifying 100% of the employees, integrated producers, and third parties that work with live animals, from the hatchery and semen centers to slaughter. Training is provided to integrated producers by the technical team (consisting of veterinarians, zoo technicians, agronomists, and agricultural technicians) during technical visits and in semi-annual meetings with producers, and content on this subject is published in the BRF Rural newspaper.

In **2020**, we implemented One-Page, which presents the monthly results of animal welfare



Engaged and committed stakeholders
To share knowledge about animal welfare with our stakeholders, in July we implemented the Animal Welfare One-Page, which presents the results of the Animal Welfare Compliance Matrix every month, as well as the main achievements and challenges for all company officers. The results of the Animal Welfare evaluation tools are also presented monthly to senior management, including directors and vice presidents, ensuring knowledge and generating action and commitment from the teams.

In addition, we prepared a web series on this topic to motivate our employees to learn about and become more committed to animal welfare. Two videos were released in 2020, and the series will be continued in 2021.

By sharing our technical knowledge and providing access to our production units, we generate knowledge and research within the Brazilian productive reality. This is done through institutions such as EMBRAPA (Brazilian Agricultural Research Corporation), the University of São Paulo (USP), and the Federal University of Paraná (UFPR).

Click here to access

We have updated our institutional website on animal welfare. It contains information about practices, management, indicators, animal health, certifications, and our animal welfare program.

Standards of excellence

Our actions are in line with global best practices, and we have established standards to ensure our processes. We also follow national and international parameters and have partnerships with organizations such as the World Animal Protection (WAP) in Brazil, an internationally renowned NGO. This is one way that we include animal welfare in the Operational Excellence System (SEO) in the Sustainability pillar.

We adopt renowned certification standards, such as GLOBALG.A.P. (CFM and IFA) and Certified Humane, which are applied to the farming and slaughter of animals. Within these standards, we expanded the Sadia Bio line, tripling the amount of poultry served by the project. We also launched Sadia Orgânico's product lines with chicken cuts for consumers who have a preference for this model of poultry farming. We contribute to discussions on animal welfare in sector entities, such as the Brazilian Animal Protein Association (ABPA) and the International Poultry Council, of which we are members.

We actively participate in the 3Ts Alliance group with World Animal Protection and alongside a global group of experts who are working collaboratively to study and eliminate painful practices in pig farming, including tail docking without analgesia/anesthesia, teeth clipping, and surgical castration with no pain control. The ultimate goal of this alliance is to use the information gathered to develop a case based on evidence that will be taken to the global industry in benefit of pig welfare.

Our actions are in line with global best practices



Learn about our commitments and guidelines regarding animal welfare by clicking here

Production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards GRI G4-FP5

	2018	2019	2020
Total food production (tons)	4,186,139,515.0	5,234,684,000.0	5,269,432,000.0
Production of food manufactured in operating units certified by an independent organization according to internationally recognized food safety management system standards (tons)	1,197,152,784.0	1,571,719,000.0	1,784,847,000.0
Percentage of production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards	28.5%	30.2%	33.9%

Third-party certifications, according to international standards in the Food Safety Management System

2017

Certification	Final product/ raw material	Unit
BRC	Final product	Brazil (Chapecó, Toledo, Concórdia, Serafina Corrêa, Lajeado, Uberlândia, Várzea Grande)
IFS	Final product	Brazil (Chapecó, Toledo, Concórdia, Serafina Corrêa, Lajeado, Uberlândia, Várzea Grande)
Capinzal, Francisco Beltrão, Mineiros, Marau, Rio Verde, and Dourados	Produto final	Brasil (Chapecó, Toledo, Concórdia, Serafina Corrêa, Lajeado, Uberlândia, Várzea Grande)
Capinzal, Francisco Beltrão, Mineiros, Marau, Rio Verde e Dourados	Produto final	Brasil (Chapecó, Toledo, Concórdia, Serafina Corrêa, Lajeado, Uberlândia, Várzea Grande)
GLOBALG.A.P.	Raw material	Brazil (Chapecó and Marau)
ISO 17025: 2005	Raw material	Brazil: Laboratory Jundiaí, Uberlândia, Marau, Videira, Carambeí, Concórdia, Capinzal, Chapecó (microbiology), Dois Vizinhos (physicochemical), Francisco Beltrão (microbiology), Toledo, Dourados (microbiology), Rio Verde, and Lucas do Rio Verde
2005	Raw material	Brazil: Laboratory Jundiaí, Uberlândia, Marau, Videira, Carambeí, Concórdia, Capinzal, Chapecó
Certified Humane	Raw material	Brazil (Lucas do Rio Verde, Buriti Alegre, and Ponta Grossa)
GenesisGAP	Raw material	Thailand

2018

Certification	Final product/ raw material	Unit
GLOBALG.A.P.	Raw material	Brazil (Chapecó and Marau)
ISO 17025: 2005	Raw material	Brasil (Carambeí, Videira, Concórdia, Jundiaí, Marau, Uberlândia, Francisco Beltrão, Dois Vizinhos, Toledo, Lucas do Rio Verde e Capinzal)
Certified Humane	Final product	Brazil (Lucas do Rio Verde)

In 2018, our unit in Buriti Alegre (GO) was no longer certified under the Certified Humane standard because of the completion of the Garden Project and partnership with English chef Jamie Oliver. Certifications GlobalGAP in the unit in Chapecó (SC) and Alo Free in Marau (RS) and Capinzal were not renewed because the plants were delisted to supply the European market.

2019

Certification	Final product/ raw material	Unit
AloFree	Broiler chicken/raw material	Brazil (Marau and Serafina Corrêa)
Certified Humane	Broiler chicken/final product	Brazil (Lucas do Rio Verde)

In 2019, several achievements were made in the scope of certifications. For the first time, the units in Campos Novos (SC), Concórdia (SC), Toledo (PR), and Lajeado (RS) obtained the welfare certification in pig slaughter under the North American Meat Institute standard, which has Dr. Temple Grandin as one of its main associates (Dr. Temple is considered one of the world's leading names in animal welfare). The units were audited by professionals accredited in the PAACO (Professional Animal Auditor Certification Organization) program.

The UNITS IN Marau (RS) and Serafina Corrêa (RS) were audited in December 2019 using the GLOBALG.A.P. standard and received a recommendation from the certifier. The GLOBALG.A.P. CFM certificate was issued in January 2020.

Third-party certifications, according to international standards in the Food Safety Management System

		2020
Certification	Final product/ raw material	Unit
GlobalGAP	Raw material	Brazil - (Marau/RS)
AloFree	Raw material	Brazil (Marau/RS, Serafina Corrêa/RS)
Certified Humane	Final product	Brazil (Lucas do Rio Verde/MT)
No use of antibiotics (WQS)	Final product	Brazil (Lucas do Rio Verde/MT)
North American Meat Institute (N.A.M.I) - Animal Welfare in pig slaughter (PAACO)	Raw Material	Brazil (Campos Novos/SC, Concórdia/SC, Lajeado/RS, and Toledo/PR)
National Chicken Council - Animal Welfare in poultry slaughter (PAACO)	Raw Material	Brazil: (Toledo/PR, Capinzal/SC, Chapecó/SC, Serafina Corrêa/RS, Concordia/SC, Dois Vizinhos/PR, Mineiros/GO, Marau/RS)

For 2021 our goal is to have three additional units undergoing the third-party certification process for welfare in poultry slaughter. The units in Chapecó (SC) and Faxinal dos Guedes (SC) will regain the GlobalGAP certification.

Commitment to animal welfare

Ensuring the welfare conditions of animals bred by us and our integrated producers is extremely important to our business. We have a corporate sustainability strategy in place that consolidates the various existing projects, instruments, and work fronts, including animal welfare, and incorporates discussions on topics that are currently in the public debate, such as bioenergy, elimination of food waste, sustainable grain supply chain, and other pillars in tune with Agenda 2030 and the UN Sustainable Development Goals.

We also have our global program "Animal Welfare Made in BRF," which establishes policies, standards, processes, indicators, and continuous training and respects the specificities of each location, whether environmental, cultural, climatic, or religious. The program engages several areas at all levels, including senior management. In addition, it is supported by the Institutional, Reputation, and Sustainability Vice President.



The program is based on the five freedoms developed by the Farm Animal Welfare Committee (FAWC):

1. Animals free from hunger, thirst, and malnutrition (physiological freedom)
2. Animals free from discomfort (environmental freedom)
3. Animals free from pain, injury, and disease (sanitary freedom)
4. Animals free to express their normal behavior (behavioral freedom)
5. Animals free from fear and distress (psychological freedom)

At BRF, animal handling and welfare practices in the poultry and pig farming stage are defined through corporate standards and instructions for each stage of animal farming, from breeding stock to slaughter. These practices address several zootechnical parameters, such as stocking density, number of feeders and drinkers, heating and cooling systems, water quality, nutritional levels, compliance with the five fundamental freedoms, and environment control (temperature, humidity, ventilation, lighting, and bedding quality).

Data are periodically monitored by our technical team and tracked through the Lot Tracking Sheet (FAL - *Ficha de Acompanhamento de Lote*), which also contains a checklist with mandatory points to be inspected by the extension workers, including the topic of animal welfare.

Policies and practices, by species and breed type, related to physical alterations and use of anesthetics

* Species / Breed	Types of physical changes made to this species	Practices for breeding these animals and whether anesthetics are used for physical alterations
Broiler chickens	No physical changes are made to birds	
Broiler hens	Beak treatment (beak trimming)	100% of the broiler hens and broiler turkeys have their beaks trimmed in the hatchery using laser equipment. One third of the beak is trimmed in the area with fewer nerve receptors.
Broiler turkeys	Beak treatment (beak trimming)	100% of the broiler hens and broiler turkeys have their beaks trimmed in the hatchery using laser equipment. One third of the beak is trimmed in the area with fewer nerve receptors.
Pigs	Tail docking	100% of the animals bred in BRF's integration globally have their tails docked (2/3) by the third day of life to avoid the risk of cannibalism during the growth and finishing phases. This practice is in line with Directive 120/2008 (concerning minimum standards for the protection of pigs).
Pigs	Castration	99% of the animals bred in the BRF's integration globally undergo immunocastration. Surgical castration is performed on approximately 1% of pigs and only on the animals intended for the production of Prosciutto. For this procedure, analgesia will be implemented or this practice will be eliminated by 2022.

Recognition in Animal Welfare

We are constantly seeking to adopt the best actions in animal welfare, which is why we take part in rankings that assess the practices, governance, and commitments of companies in this regard. In 2020, our assessment was upgraded by Farm Animal Investment Risk and Return (FAIRR), a collaborative network of investors that raises awareness about environmental, social, and governance (ESG) risks and opportunities caused by intensive livestock production. We then moved from medium risk to low risk. This result helped us climb three positions in the ranking, from 13th place to 10th place.

Additionally, since 2014 we have been part of the international ranking Business Benchmark on Farm Animal Welfare (BBFAW), which recognizes BRF's commitment and transparency. For two consecutive years (2016 and 2017) we ranked Level 2, and currently we are at Level 3 (2018 and 2019). We are also ranked among the 24 best food producing companies in the world in terms of animal care.

Farming and Slaughter GRI FP12

We use standards such as GLOBALG.A.P. and Certified Humane as the basis of our guidelines for animal farming and slaughter. Indicators such as mortality, density (animals stocked per square meter), animals eliminated, bumblefoot, mortality rate in transport, wounds, and fractures are monitored to improve processes. The evolution of these indicators and the dissemination of good practices among the units are monitored every month.

The evolution of the indicators is monitored every month



Another essential aspect of animal welfare policy is the transport of live animals. We have a committee that covers the areas of Sustainability, Agriculture, Operations, and HSE that monitors best practices through work instructions to be applied in the event of accidents. We also conduct simulations for employees to practice taking assertive measures in such situations.

In the Industrial area, we are also committed to avoiding the long-distance transport of live animals and to using stunning methods before slaughter, as per ethical precepts, international guidelines, and market specificity. In our slaughter operations globally, 100% of the pigs and turkeys are stunned before bleeding.

It should be mentioned that we work under a vertical integration system, i.e., we work in partnership with livestock producers and have our own farms. Through this system, we provide animals, inputs, and technical support, while integrated producers provide labor and structure following the guidelines of our global Animal Welfare Made in BRF program. Failure to comply with these guidelines or to meet the standards may lead to termination of the contract, depending on the severity of the failure.

In 2020, the COVID-19 pandemic posed a major challenge for the food industry. As a result, adjustments had to be made due to a reduction in slaughter operations. We were able to circumvent this successfully, which demonstrates the advances in the measures taken to balance the supply of animals with the slaughter capacity, thus avoiding depopulation on the farms. These measures include:

- Relocation of production for slaughter to other poultry and pig facilities.
- Adjustment in managing the production cycle, reduced incubation, and elimination of eggs for poultry.
- Adjustment of the nutritional management of poultry and pigs.
- Raising the age and weight of poultry and pigs.
- Increased the density of pigs in the field without further compromising the welfare of the animals.

Animal farming and slaughter practices adopted in the BRF chain

Poultry

- Broiler chickens do not undergo physical changes during their life.
- The birds have an area where they can move around inside the facility and bathe in substrate, expressing their natural behavior.
- Broiler chickens are given a minimum four-hour period of uninterrupted dark for adequate rest, with the exception of the first seven days of life and the last three days.
- The poultry bed (substrate where the animals are placed) is kept dry, fluffy, and free of foreign materials, providing thermal comfort.
- 43.3% of the broiler turkeys have access to enriched environments, with the use of pecking objects for the birds to express their natural behavior.
- Broiler chickens have free access to water and food, a diet prepared by nutritionists according to the developmental needs of each phase of the animal.
- The birds are stunned prior to slaughter throughout the global operation, with the exception of the plants that produce for the Saudi Arabian market, since that market does not allow the animals to be stunned prior to bleeding. The number of birds slaughtered for the Saudi Arabian market accounts for 7.67% of BRF's broiler chicken slaughter in Brazil. In the slaughter operations in Turkey, 100% of the birds (broiler chickens and turkeys) are stunned prior to slaughter. The company has been looking into alternatives to minimize the impacts of slaughter without prior stunning, such as the use of post-slaughter stunning, reducing the time birds are conscious after slaughter.
- The unit in Marau relies on the CO_2 stunning system for broiler chickens and is the only one in the country that has this technology.



A committee evaluates the best practices in animal transportation


We disseminate good practices across all units

Animal farming and slaughter practices adopted in the BRF chain

Pigs

- Collective gestation system in all new projects for production expansion, with gradual application on existing properties.
- By 2026, the company is committed to reaching 100% of the production stocked in a collective system, a result of the partnership with the World Animal Protection (WAP) in Brazil, a reference NGO on this topic.
- Migration process for weaning piglets in their 4th week of life in order to improve the immunity and welfare of the animals.
- 100% of BRF's global breeding stock is kept free from teeth clipping and grinding, in accordance with the guidelines of the European Community, except in cases of aggressiveness in order to preserve the welfare of females.
- 100% of the swine breeding stock in the finishing phase are identified by using tattoos.
- 90% of the farms use some kind of environmental enrichment in the pens to avoid fights and cannibalism and to create order by preventing the animals from defecating/urinating in inappropriate places.
- In 2020, we implemented the use of proper equipment for euthanasia in the field for 100% of the extension workers. We invested more than R$ 2 million for this purpose. We also trained more than 220 extension workers on how to use the equipment.



Evolution:
we went from

2 to16

certifications in 2020

Animal farming and slaughter practices adopted in the BRF chain

Cattle

All raw material used is sourced from suppliers assessed according to animal welfare, hygiene, and safety standards. It should be noted that BRF does not breed animals other than pigs, broilers, and turkeys. We do not raise cattle or laying hens in our processes. In addition, all raw materials from BRF Ingredients come from the company's units and, therefore, follow our animal welfare policy.

In 2020, we increased the number of certifications in the industry from 12 to 16. They are distributed as follows:

- 8 units audited by professionals accredited under the PAACO (Professional Animal Auditor Certification Organization) program, assessing compliance with the National Chicken Council's protocol for poultry slaughter: Concórdia (SC), Chapecó (SC), Capinzal (SC), and Toledo (PR) received recertification; Dois Vizinhos (PR), Mineiros (GO), Marau (RS), and Serafina Corrêa (RS) obtained the certification for the first time.
- 4 units audited by professionals accredited under the PAACO (Professional Animal Auditor Certification Organization) program, assessing compliance with the North American Meat Institute protocol for pig slaughter: Campos Novos (SC), Concórdia (SC), Toledo (PR), and Lajeado (RS).
- In addition to the certifications that involve farming processes, transportation, and the slaughter of broiler chickens:
  1 unit AloFree: Marau (RS)

  1 unit GLOBALG.A.P.: Marau (RS)

  1 unit Zero ATB: Lucas do Rio Verde (MT)

  1 unit Certified Humane: Lucas do Rio Verde (MT)

Due to the pandemic, the GLOBALG.A.P. certification scope was not extended in 2020, but it is planned for the first half of 2021.

As for pig farming, we continue with our public commitment to collective gestation, reaching 45% of the breeding stock using this system. This means that more than 180,000 females were stocked in collective pens, where they can move freely and exhibit their natural behaviors. Despite the pandemic, the number of adjustments was higher than the target proposed for 2020, which was 40% of the adequate breeding stock.

The goal for 2026 is to have 100% of the swine breeding stock in a collective gestation system. This is part of the pioneering pledge we made in 2014 as the first pig producer to commit to the transition.

Use of medications

GRI G4-FP12

One of BRF's major concerns is the use of antibiotics, and medication in general, on the farms. We act in accordance with the scientific evidence of antimicrobial resistance in the human population and with the vision of the World Health Organization (WHO), which classifies antimicrobials in three levels: critically important, highly important, and important.

Our team of veterinarians ensures biosecurity, prophylaxis, disease prevention, and maintenance of animal health, adopting the practices and seeking alternatives to the use of these drugs such as vaccines, prebiotics and probiotics, and best practices in biosecurity and animal welfare.

Our goal is to prevent disease and use antimicrobials when necessary. Our integrated producers perform several routine activities to keep the animals from developing diseases and to make rational use of medications. Antibiotics can be used in two ways: the first is therapeutic, i.e., animals that get sick are given antibiotics as therapy against the disease, to kill the bacteria that is causing the problem, with a predetermined time frame and dose; and the second is as growth promoter, which means using the drugs in animal farming so that they can use the nutrients in the feed provided and thus accelerate growth, making them reach the slaughter stage more quickly. In this modality, the antibiotic is given in small doses, but constantly, for most of the animal's life.

We do not use antibiotic growth promoters at any stage of the production chain, in neither poultry nor pigs.

When the use of antimicrobials is necessary, we perform the following interventions:

- The animals are evaluated by a veterinarian, and lesions are observed through necropsy.
- All antimicrobial products are acquired by BRF, and integrated producers are prohibited from using or purchasing any product themselves.
- All non-injectable antimicrobials are prescribed by veterinarians only, and the medication is documented on the Lot Tracking Sheet of the lot being treated.
- The withdrawal period is strictly observed and inspected.

In addition, the medication is chosen considering the following mandatory factors:

- Antimicrobials must comply with the regulatory requirements of local legislation and/or the importing country, or the specific (usually more restrictive) customer demand.
- Antimicrobials can only be used according to the license for the product in the country where they will be administered.
- Antimicrobials must be considered effective through the historical analysis of the antibiotic sensitivity test.

In 2020, we expanded the Sadia Bio line—we went from 48 aviaries to 168 aviaries certified. They are managed by 14 families in the cities of Lucas do Rio Verde and Sorriso, in Mato Grosso. We also tripled the total number of benefited poultry compared with 2019. They are certified by Humane Farm Animal Care, which issues the Certified Humane seal, indicating birds that have been reared with high levels of welfare, and by WQS, which confirms that the birds do not receive any growth-promoting or therapeutic antibiotics during rearing.

The use of antibiotics in broiler chickens was 1.36 mg/kg, a slight increase compared with 2019. This is partly due to the pandemic, which has increased health and welfare challenges for animals. In terms of pig production, there was a 24% reduction in the use of antibiotics.

Another important fact is that in December 2018, we stopped using enrofloxacin and tylosin in all poultry stocked and slaughtered by the company in Brazil, thereby eliminating the use of antibiotics from the groups of molecules belonging to the HPCIA[19] (WHO) classification in broiler chickens and turkeys. Antibiotics belonging to this group are still used by BRF in Turkey; however, a ban on all HPCIA group antibiotics in poultry production in that country will be finalized by May 2021.

Throughout 2020, 100% of our animals (poultry and pigs) in all countries were reared in a system that does not use antibiotic growth promoters. Lastly, the medication colistin is not used in any process in BRF's production chain in Brazil.

[19] Highest Priority Critically Important Antimicrobials - World Health Organization

Zero tolerance for mistreatment

BRF has a strict zero-tolerance commitment to animal mistreatment, whether through abuse or neglect. In the event of any irregularity in this regard, an investigation is conducted, and if confirmed, penalties are applied. Animal welfare is also part of the partnership contract with producers, carriers, and employees.

In Brazil, our commitment to use eggs from cage-free birds for the manufacturing process of industrialized products was moved up by five years. The transition took place in August 2020. The volume of eggs purchased in the country accounts for 56% of the eggs in global operations. BRF does not produce commercial eggs—only fertile eggs for the production of chicks.

We also have a strong commitment to avoid mutilations in the global production chain (broiler chickens, turkeys, and pigs). We also work to adopt best practices in the supply chain. 100% of the cage-free eggs used in our industrialized products are purchased from suppliers certified by Certified Humane.



Zero tolerance for animal abuse

Important actions to protect animal welfare

- BRF pioneered the full withdrawal of antibiotic growth promoters (AGP) in the country, and since the beginning of 2019, 100% of animal production of the company's global agricultural chain is free of this type of antibiotic.
- We reached 100% of our goal for eliminating teeth clipping or grinding in pigs. This procedure is only performed in extreme cases, where the welfare of the female is compromised.
- In addition, castration of animals is already performed through immunocastration (a non-surgical and non-invasive technique using vaccines without side effects) in 99% of the male pigs in our integration, globally. By 2022, if surgical castration is required, the goal is to ensure that it is done with the use of painkillers and anesthetics.
- In 2017, we made a public commitment to purchase eggs from cage-free hens only to be used as an ingredient in industrial processes. The commitment, which is due to expire in 2025, was moved up by five years in the Brazilian operations, and since September we have only been using eggs from cage-free hens in industrialized products that include this protein in their formulation.

In Brazil,

100%

of the eggs are from cage-free hens





We do not produce any animals other than chickens and their chain, pigs and their chain, and turkeys and their chain. All beef and dairy products are sourced from suppliers audited by the Quality team. It is also important to note that cloned animals, genetically engineered products, and growth hormones are not used in any of our processes globally (including beef, dairy products, and eggs). BRF only produces animals in Brazil and Turkey. The other plants only industrialize products.

Environmental efficiency

We believe that actions that provide greater environmental efficiency must be put into practice.


COMPROMISSOS DE
SUSTENTABILIDADE

Learn more about BRF's Sustainability Plan at https://www.brf-global.com/en/sustainability/how-we-act/sustainability-commitments/

GRI 103-2, 103-3, 201, 304, 306, 307

For us, this means promoting the proper use of natural resources while reducing the impacts of our activities. We are attentive to climate change and increasingly engaged in aspects related to water scarcity, conscious use of energy, and waste management. This approach provides balance to our processes and helps promote greater understanding and generate participation in the entire chain, including our consumers.



Commitment for 2021

3%

reduction in water and energy consumption

Our HSE Policy and the guidelines based on ISO 14001 and on the prospecting opportunities and risks of our activities are the main tools for managing our natural capital. Through the Environmental Sustainability Index (ISA - *Índice de Sustentabilidade Ambiental*), we monitor effluents, waste, air emissions, noise, odor, environmental grants, and permits.

This internal indicator measures the operations' compliance with legal requirements and environmental processes. The composition of the index was revised in 2020 to include new criteria relating to BRF's solid waste management. In 2020, we had an increase of 6.6 pp in the period. For 2021, the goal of the Environmental Sustainability Index is to perform 1.5 percentage points better than in 2020.

In 2020 we began to structure environmental indicators for the grain storage units, forestry units, and integrated producers, in addition to the industrial and agricultural units already monitored through the Environmental Sustainability Index in Brazil and Abu Dhabi. In 2021, our goal is to extend the Environmental Sustainability Index to units in Turkey.

Also this year, we invested R$ 123.8 million in projects to reduce environmental impacts, according to the categories eligible for green bonds issued by BRF. By 2022, we want to have access to green bonds (€500 million Senior Notes) issued to increase capacity for investments in energy efficiency, renewable energies, and the reduction of greenhouse gas emissions, among others.


In 2020, investments of
R$ 188.1 million
in projects and initiatives to reduce environmental impacts

Environmental compliance

At BRF, we comply with all specific legislation related to the environment, and we have adopted the following management practices: monthly meetings with a multidisciplinary team (Environmental Law and the Environmental technical area); management of compliance with the obligations signed in the Terms of Adjustment of Conduct and Terms of Commitment; management of legal and administrative proceedings via the system, in addition to the integration of environmental legal obligations in the HSE legal requirements system; and training for our teams and integrated producers. These educational actions and constant monitoring resulted in a 60% reduction in civil investigations and an 89% reduction in the Terms of Adjustment of Conduct that were signed with public agencies in 2020.



Water management[19]

GRI 103-2, 103-3, 303

As a global company, we have the responsibility to ensure that natural resources are properly used in our value chain. Our goal is to protect and conserve the environment in the locations where we operate and to manage our product portfolio with a focus on reducing post-consumer impacts.

Our operations are reliant on water as a critical resource. For this reason, we follow strict quality standards that guarantee compliance with all Ministry of Agriculture regulations on the consumption and quality of water in our processes and with the limits of volume and quality in our water and effluent grants.

[19] All data reported here consider information from Brazil, Abu Dhabi, and Turkey. They do not take into account water volumes from farms, hatcheries, and distribution centers that are not part of an industrial complex.

Monitoring water withdrawal is a daily practice in our operations. We have indicators and indices that provide inputs for agile decision making in order to ensure efficient use and compliance with legal requirements. In the chain, through our Code of Conduct for Business Partners, we communicate about the need to be in compliance with environmental legislation, which includes water-use grants and their conditions. For BRF's integrated companies, our management includes monitoring and guidance to ensure the grants and their conditions are in order at the farms.

We are members of the Global Compact in Brazil and participate in its Water Action Platform

We assess water risks in the locations where we operate in order to understand the specific impacts of our business on these regions and consequently reduce our water consumption and exposure to risks of water shortages in the unit. The river basins in the region of industrial activities and the characteristics of the use of water resources are analyzed in order to understand growth in local demand and anticipate risks.

We also use a tool that analyzes water vulnerability. Developed internally based on global methodologies, this tool applies two complementary analytical approaches: an internal operational view related to the operation; and an external, environmental view based on the characteristics of the river basin where the project is located and on the multiple uses of water in the region. The indicators in these approaches are integrated, allowing for a quantitative synthesis of water vulnerability.

We strengthened water resource management in all operations

In 2020, the tool showed which industrial units should be prioritized and monitored due to their medium level of vulnerability. Of these, only one presents a substantial impact due to the high level of probability and consequent possible financial impacts. In 2020, as a result of the application of the tool, 4,036,492.7 m³ of water were withdrawn from the most critical unit. Also in 2020, we reinforced our management of water resources in all operations and implemented a corporate standard in order to:

- Standardize, maintain, and improve water management.
- Control, measure, and monitor water resources.
- Record information about water resources according to the procedures established in this document.
- Establish monitoring indicators and targets to promote the sustainable use of water resources.
- Ensure compliance with legal obligations, with the HSE Policy, and with BRF's Sustainability Policy.
- Use management and continuous improvement tools.

We trained nearly 100 environmental and energy efficiency professionals in the guidelines of the standard as well as in the standardized indicators for management of water resources.

Sustainability Plan

In 2020, BRF made a commitment to reduce the water consumption indicator by 13% (m³/ ton) by 2025. Our challenge for 2021 is to end the year with a 3% reduction.


Transparency
Value Generation
Culture and Engagement
GREENHOUSE EFFECT
ANIMAL WELFARE
NATURAL RESOURCES
DIVERSITY
COMMODITIES
COMMUNITIES
PACKAGING
FOOD WASTE
SCIENCE AND INNOVATION
BRF'S ESSENCE
ESG



Water recycling and reuse GRI 303-3, 303-5

Ratio of the volume of water reused and recycled to the total volume of new water withdrawn (%)	
2018	11.00%
2019	7.93%
2020	12.40%

Effluents

GRI 103-2, 103-3, 306, 306-5, 303-2, 303-3, 303-4, 303-5

All effluents from our activities are treated to avoid possible environmental damage to bodies of water and the soil. The effluent discharge standards are monitored and vary according to the final destination and parameters set forth in legislation and in water use grants. Effluent generation in 2020 was 50.5 million m³. In total, 84.2% of the water withdrawn is returned to the environment after treatment.

Monitoring conformity in effluent emissions is established in a corporate document that standardizes and guides the activities that generate effluents in terms of parameters and frequency, applicable to industrial and agricultural activities. The analyses of pollutants include, for example, organic matter, organochlorine compounds, and ecotoxicity. In 2020, our pollution load removal was up to 99% when evaluating the Biochemical Oxygen Demand (BOD) parameter. Compliance with effluent standards is a parameter that makes up the Environmental Sustainability Index.

Water withdrawal by source (m³) GRI 303-1, 303-3

	2018	2019	2020*
Surface waters, including wetlands, rivers, lakes, and oceans	37,565,096.00	36,940,688.45	36,655,052.76
Groundwater	21,159,291.00	22,268,547.47	21,323,414.75
Municipal water supply or other water supply companies	2,699,956.00	1,700,888.74	1,945,143.66
Total	**61,424,343.00**	**60,910,124.66**	**59,923,611.17**

* Total water withdrawal equals 59,923.61 Megaliters (36,655.05 Megaliters in surface waters including wetlands, rivers, lakes, and oceans; 21,323.41 Megaliters in groundwater; and 1,945.14 Megaliters withdrawn in Municipal water supply or other water supply companies).

Water discharge by destination (m³) GRI 303-4, 306-1

	2018	2019	2020*
Surface water	52,945,639.00	52,967,565.98	50,151,326.70
Soil	208,374.00	246,846.00	173,511.00
Municipal sewage collection system	106,283.00	110,193.95	131,069.47
Total	**53,260,295.00**	**53,324,605.93**	**50,455,907.17**

* Total effluents discharged equals 50,455.91 Megaliters (50,151.33 in surface waters; 173.51 Megaliters in soil; and 131.07 Megaliters in a municipal sewage collection system).

Emissions

GRI 103-2, 103-3 | 305

Climate change is one of the most relevant aspects in BRF's ESG agenda. This is reinforced by our materiality results, in which climate change is listed among the most material topics for the company. Governance of the climate agenda at BRF is based on the management and adaptation of risks and opportunities and on the monitoring and mitigation of greenhouse gas emissions.

In 2020, we initiated the implementation of software to automatically calculate Scope 1 and Scope 2 GHG emissions, integrated with the company's information system. This software allowed us to better control emissions in all BRF units globally. This advance in management is fully connected with the Sustainability Pillar of the Operational Excellence System (SEO).

Our commitment to emissions transparency and our quest for a low-carbon economy resulted in our inclusion in B3's Carbon Efficient Index (ICO2). BRF's GHG Inventory is recognized with the Gold Seal by the Brazilian GHG Protocol Program.

For 2021, we plan to expand the mapping of Scope 3 emissions in the chain. To increase our understanding of this topic and stay up to date, we participate in the Global Compact's Climate Action Platform.

GHG: strategic plan

Our challenge, which is connected to the Strategic Sustainability Plan, is that by 2030 we will reduce the intensity of GHG emissions by 20%, with 2019 as the baseline year. This goal covers BRF's own operations in Brazil and abroad. Emissions intensity considers the sum of Scope 1 + Scope 2 divided by the tonnage produced at BRF. The initiatives to comply with this plan are focused on the use of electricity from clean sources, replacement of coolants, and prioritizing consumption of renewable fuels.

By 2021, our plan is to move forward in quantifying and identifying Scope 3 emissions reduction opportunities over and above what we have already mapped. Furthermore, for 2021, we are committed to delivering a carbon-neutral product line to the market.

GHG emissions intensity (tCO_2e/ton produced)* GRI 305-4


0.136
0.129
2019
2020
EF19/target

*GHG emissions intensity is calculated based on the ton of Scope 1 + Scope 2 emissions/ton of product.

In 2020, BRF's GHG emissions intensity fell by approximately 5.5%. In order to evaluate the performance, for the calculation of Scope 2, we considered the same emission factors as those from the electricity acquired by BRF. Applying the updated electricity emission factors for the year 2020 in Scope 2 calculation, the estimated reduction would be approximately 12%. GRI 305-5

Emissions by scope (tCO_2e/ton produced)*

GRI 305-1, 305-2, 305-3, 305-4, 102-48 303-1, 303-3

	2018	2019	2020
Direct (Scope 1) GHG emissions	280,499.20	298,843.64	282,512.37
Biogenic emissions - Scope 1	2,086,509.77	2,042,872.50	2,021,423.70
Energy indirect (Scope 2) GHG emissions	149,896.15	228,560.46	193,380.15
Biogenic emissions - Scope 2	52.05	571.01	643.62

* BRF global data in Brazil and abroad. We used the emission factors and global warming rates (GWP), provided by the Brazilian GHG Protocol Program and the IPCC, respectively. The consolidation approach chosen for reporting emissions is Operational Control. 2020 GHG emissions values may change after assurance of the Greenhouse Gas (GHG) inventory. Final 2019 values were revised, since the inventory was being audited when the 2019 report was published.

The gases included in the calculations are Carbon dioxide (CO_2), Nitrous oxide (N_2O), Methane (CH_4), and Hydrofluorocarbons (HFCs). The other gases are not found in BRF's activity.

Other emissions - Scope 3 (tCO_2e - tons of CO_2 equivalent)*

	2018	2019	2020
Upstream transportation and distribution (outsourced fleet)	670,867.83	677,255.76	666,714.08
Waste generated in the operations	45,376.13	54,142.66	31,485.66
Business travel	5,136.71	5,091.16	1,311.39
Total - Scope 3	**721,380.67**	**736,489.57**	**699,511.13**

* Transport and distribution data: only road transport in Brazil. Marine transportation includes coastal shipping in Brazil and all transportation of the products to ports abroad.



Our goal is to reduce GHG emissions intensity by **20%** by 2030

Energy

GRI 103-2, 103-3 | 302

Energy consumption is checked on a daily basis by the energy efficiency teams who monitor, treat possible deviations, and propose action plans if necessary.

Risks or opportunities that could affect the availability or price of energy in the long term are assessed by the Risk Committee, and possible measures require approval by the Board of Directors. In 2020, the percentage of energy from renewable sources was 91.1%. We continue to prioritize the use of renewable sources in our energy mix.

Energy consumption within BRF (GJ) GRI 302-1

	2018	2019	2020
Fuels from non-renewable sources	1,284,896.81	1,378,076.78	1,745,134.57
Fuels from renewable sources	18,687,792.94	20,744,658.22	20,340,495.35
Electricity consumed from non-renewable sources	438,834.77	655,866.28	901,755.72
Electricity consumed from renewable sources	7,351,988.83	6,954,131.53	6,876,772.42
Total	**27,763,513.34**	**29,732,732.80**	**29,864,158.06**

In 2020,

91.1%

the percentage of energy from renewable sources

Vision 2030

Our goal is to increase self-production of electricity from clean sources to 50% by 2030.



Energy consumed outside BRF

(GJ - Gigajoule)* GRI 302-2

2018	5,580,239
2019	5,532,870
2020	5,636,633

*Include fuel consumed by the ground fleet in Brazil. These figures represent total non-renewable and renewable energy. GHG Protocol Conversion factors.

Clean energy sources

- We reinforced our commitment to prioritizing the use of less carbon-intensive energy sources and reviewed the challenge previously set. By 2030, we will increase the energy self-produced by BRF from clean sources to 50%, with 2019 as the baseline year.
- The company entered into an agreement with Banco do Brasil, which will make a line of credit of up to R$200 million available to fund investments in the installation of solar energy panels at the integrated producers' farms.



Intensity

GRI 302-3

Energy intensity, based on BRF's electricity consumption, was 2.22 GJ/t in 2017; 2.00 GJ/t in 2018; 1.97 GJ/t* in 2019; and 1.97 GJ/t in 2020.

* Recalculated data for 2019

R$200 million

agreement to install solar energy panels

BRF's forestry asset for energy production

- Nearly 30,000 hectares of productive area distributed in eight states and 204 farms (104 company-owned farms and 100 leased farms), which serve as a source of renewable energy for the units and help regulate the climate.
- 98.1% of the area is already planted with species belonging to the Eucalyptus genus; 1.6% with Pinus; and 0.3% with other genera (Araucaria angustifolia, Bambusa, and Mimosa). Of the 204 farms, 42 are within 10 km of a Conservation Unit, but with no negative impact on these units.

Waste and packaging

GRI 103-2, 103-3 | 301, 306, 306-2

At BRF, waste is controlled in various ways. One example is the use of the 5Rs methodology (Refuse, Reduce, Reuse, Repurpose, Recycle) and the transformation of organic waste into biofertilizers through composting.

Based on the Operational Excellence System (SEO), Waste Management was implemented in the industrial and agricultural units in Brazil, and its main tool is the standardization of the solid waste inventory and the implementation of specific indicators for its management. In addition, the Hiring and Approval of Third Parties component streamlines and standardizes management of suppliers in the disposal and treatment of solid waste.

Solid waste

In 2020, we began the implementation of software for solid waste management that is fully integrated with BRF's information system.

Waste generation (t - tons) GRI 306-2

Hazardous waste, by type and destination	2018	2019	2020
Industrial landfill and autoclaving	2,522.14	374.97	369.24
Recycling	1,604.12	197.02	170.87
Incineration	172.70	377.61	594.01
Reuse	86.81	49.67	1.20
Recovery	27.69	32.04	7.70
On-site storage	i.n.d.	5.82	0.30
Re-refining	i.n.d.	51.76	135.94
Total	**4,413.46**	**1,096.88**	**1,279.26**

The main hazardous waste generated at BRF includes health service waste, animal health service waste, light bulbs, oil-contaminated waste, etc.

Non-hazardous waste, by type and destination

(t - tons) GRI 306-2

	2018	2019	2020
Incorporation into the soil	18,926.54	24,378.22	11,231.27
Industrial landfill and autoclaving	82,155.57	104,732.66	140,494.35
Recycling	69,948.43	36,659.82	37,432.32
Incineration	3,169.42	31,350.97	3,029.00
Composting	227,661.27	291,937.86	170,009.76
Reuse	1,917.01	5,905.82	7,649.64
Recovery	35,288.66	32,595.19	71,635.34
Total	**439,066.89**	**527,560.53**	**441,482.61**

The main non-hazardous waste includes effluent treatment sludge, hatchery waste, plastic waste, etc.


Qualy
Qualy
Qualy
Qualy

On company farms and on the farms of integrated producers, the Animal Health Waste Reverse Logistics Program promotes the collection of hazardous waste in the field and hatcheries. The Solid Waste Management Plan (PGRSS) guides initiatives aimed at better management of all these measures.

Vision 2030

Our goal is to have 100% recyclable, reusable, or biodegradable packaging by 2025.

Packaging

We are always looking for new ways to improve and leverage our business. Based on this assumption, we are building a form of managing components through projects focused on cost reduction and, indirectly, reduction of packaging consumption in a way that positively impacts the topic of sustainability.

The R&D area is involved in this process, optimizing the packaging structures in order to reduce consumption of materials while maintaining the level of product protection. Besides the commitment to increase packaging recyclability, we are working on reducing grammage and on the use of alternative raw materials that maintain the stability and safety of the products. In production processes, damaged packaging is sent for recycling, thereby reducing the environmental impact.

In the case of recyclable packaging, depending on the product's appearance needs, we use mono-material structures that facilitate the recycling process. The cardboard boxes and rigid packaging used to produce margarine, for example, are made of recyclable materials. As for the use of recycled material, some of the cardboard boxes used by BRF are produced from recycled cardboard.

About the Report

GRI 102-29, 102-50, 102-53, 102-46, 102-56

Once again, we are reporting our achievements, results, and challenges in a report based on references that include the Global Reporting Initiative (GRI) methodology in the Standards version, the integrated reporting guidelines of the International Integrated Reporting Council (IIRC), and the Sustainable Development Goals (SDGs) of the United Nations.

Visit the website to learn more about our sustainability actions

This report also meets the demands for transparency from differentiated segments of the capital market, such as the Corporate Sustainability Index (ISE) of the Brazilian stock exchange (B3) and the criteria of the Brazilian Association of Publicly-Held Companies (ABRASCA). It also aims to meet the requirements of the New York Stock Exchange's Dow Jones Sustainability Index (DJSI), even though we are not currently part of this portfolio. Lastly, based on the information contained in this document, we provide an account of our performance regarding the principles of the United Nations Global Compact and communicate our progress in this segment.

The data disclosed in this report cover the period from January 1 to December 31, 2020 and refer to most of our operations. This includes Brazil and markets such as the United Arab Emirates and Turkey. Exceptions are described in footnotes and refer to operations that have either been recently discontinued or are in the process of being integrated.

Regarding the economic indicators, it should be noted that they correspond to our financial statements. They follow Brazilian standards and International Financial Reporting Standards (IFRS), in accordance with the standards of the Securities and Exchange Commission (CVM) and of the Security Exchange Commission (SEC). GRI 102-45

In this cycle, our integrated report was assured by an independent company and had the direct involvement of our Sustainability and Investor Relations leadership team in making adjustments and reporting evidence during the process. This measure is in line with the assumptions of transparency and integrity that govern our business.

The integrated report is available to all of our stakeholders, in Portuguese and in English, in online and printed PDF versions. The document can be downloaded at https://ri.brf.com.

All questions related to the content of this report may be clarified by phone (55 11) 2322-5052/ 5061/ 5048 or email: acoes@brf-br.com.



Materiality

GRI 102-21, 102-29, 102-40, 102-42, 102-43, 102-44, 102-46, 102-47, 103-1

In 2020, we reviewed our materiality, i.e., we reorganized the material topics that will influence the decision-making process, the actions, and the performance of our company and our stakeholders.

The materiality assessment, which is conducted annually, is based on specific aspects of GRI Standards, the International Integrated Reporting Council (IIRC), and those related to sector content and market methodologies.

The process involved 3,879 internal stakeholders (presidency, vice presidency, and employees) and external stakeholders (public authorities, strategic partners, communities, customers, consumers, grain suppliers, suppliers of goods and materials, integrated producers, print and digital media, shareholders, and investors) and was divided into two phases.

The first phase, called the desk review, revisited the material topics of BRF's previous cycles (2014 to 2019). In the second phase, called prioritization, the priority of the main topics was defined in an online consultation by mapping the perception and vision of the stakeholders consulted.

The validation of the results generated the materiality matrix, which includes relevant topics such as water and climate change, animal welfare, food waste, energy, and human and organizational development. Considering our strategic vision, the topics of packaging and recyclability, food safety, and forests and biodiversity became material in 2020.

In addition to being material for BRF, these topics have a connection with the IIRC indicators and the Sustainable Development Goals (SDGs) of the United Nations. Also, during our stakeholder survey, we took the opportunity to consult them about the SDGs, which helped us identify which ones are priority in our business and sustainability practices. Learn more about this relationship in the chart below.

MATERIAL TOPICS	TOPIC BOUNDARY (where the impact is generated)	STAKEHOLDERS DIRECTLY AFFECTED BY THE IMPACT GENERATED	DISCLOSURES	SDG	CAPITAL
Water and climate change	Within and outside of the company	Employees; Customers; Communities; Shareholders, investors, and financial institutions; Strategic partners; Procurement; Grain suppliers; Integrated producers and consumers.	103 | 201-2; 103 | 303-1; 303-2; 303-3; 303-4; 303-5; 103 | 305-1; 305-2; 305-3; 305-4; 305-5; 305-6; 305-7 103 |306-1; 306-5	6, 12, 13	Natural Capital
Animal welfare	Within and outside of the company	Customers; Shareholders, investors, and financial institutions; Strategic partners; Procurement; Grain suppliers; Integrated producers and consumers; Public authorities; Print and digital media, and Employees.	G4-FP10; G4-FP11; G4-FP12; G4-FP13	2, 8	Natural Capital Social Capital
Human and organizational development	Within the company	Employees.	103 | 201-3; 103 | 401-1; 401-2; 401-3; 103 | 404-1; 404-2; 404-3	4	Human Capital Social Capital
Food waste	Outside of the company	Customers; Shareholders, investors, and financial institutions; Consumers; Public authorities, and Communities.	103 |306-2	12	Manufactured Capital Social Capital Intellectual Capital
Packaging and recyclability	Outside of the company	Consumers.	103 | 301-1; 301-3 103 | 416-1; 416-2; 103 | 417-1; 417-2; 417-3	9, 12	Natural Capital
Energy	Within the company	Employees; Integrated producers; Print and digital media.	103 | 302-1; 302-2; 302-3; 302-4; 302-5	7	Natural Capital
Forests and biodiversity	Outside of the company	Strategic partners; Grain suppliers; Consumers; Print and digital media, and Communities.	103 | 304-1	12, 15	Natural Capital
Innovation and technology	Within and outside of the company	Employees; Customers; Procurement; Integrated producers; Public authorities.	103 | BRF1; BRF 2; BRF 7; BRF 8; BRF 9	8, 9	Manufactured Capital Social Capital Intellectual Capital
Food safety	Outside of the company	Customers; Shareholders, investors, and financial institutions; Strategic partners; Procurement; Grain suppliers; Integrated producers; Consumers; Public authorities and print and digital media.	103 | 416-1; 416-2; 103 | 417; 417-1; 417-2 G4- FP5	1	Manufactured Capital Social Capital

GRI Content Index GRI 102-55

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
GRI 101: FOUNDATION 2018				
GENERAL DISCLOSURES				
GRI 102: General Disclosures 2016	102-1: Name of the organization		12, 13	
	102-2: Activities, brands, products and services		12, 13, 17	
	102-3: Location of headquarters		14, 16	
	102-4: Location of operations		16, 19	
	102-5: Ownership and legal form		28, 37	
	102-6: Markets served		13, 14, 16	
	102-7: Scale of the organization		14	
	102-8: Information on employees and other workers		106	
	102-9: Supply chain		121, 188	8
	102-10: Significant changes to the organization and its supply chain	No significant changes were made to our chain of integrated partners and suppliers in 2020.	104, 121	
	102-11: Precautionary Principle or approach		36	
	102-12: External initiatives		84, 88	
	102-13: Membership of associations		65, 90	
STRATEGY				
GRI 102: General Disclosures 2016	102-14: Statement from senior decision-maker		4	
	102-15: Key impacts, risks, and opportunities		4	
ETHICS AND INTEGRITY				
GRI 102: General Disclosures 2016	102-16: Values, principles, standards, and normGOVERNANCE		23, 24, 47	16
	102-17: Mechanisms for advice and concerns about ethics		36, 47, 52	16

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
GOVERNANCE				
GRI 102: General Disclosures 2016	102-18: Governance structure		28, 31, 32	
	102-19: Delegating authority		31	
	102-20: Executive-level responsibility for economic, environmental, and social topics		31	16
	102-21: Consulting stakeholders on economic, environmental, and social topics		136	5, 16
	102-22: Composition of the highest governance body and its committees		31, 28	16
	102-23: Chair of the highest governance body		31	5, 16
	102-24: Nominating and selecting the highest governance body		35	16
	102-25: Conflicts of Interest		35, 50	
	102-26: Role of highest governance body in setting purpose, values, and strategy		28	
	102-27: Collective knowledge of highest governance body		31	4
	102-28: Evaluating the highest governance body's performance		31	
	102-29: Identifying and managing economic, environmental, and social impacts		28, 162, 163	16
	102-30: Effectiveness of risk management processes		36	
	102-31: Review of economic, environmental, and social topics		84	
	102-32: Highest governance body's role in sustainability reporting		29	
	102-33: Communicating critical concerns		36, 51	
	102-34: Nature and total number of critical concerns		36, 51	
	102-35: Remuneration policies		32, 133	
	102-36: Process for determining remuneration	The independent consultants work as a source for diagnosing market practices, using the São Paulo region as a benchmark; the other regions serve as deflators.		
STAKEHOLDER ENGAGEMENT				
GRI 102: General Disclosures 2016	102-40: List of stakeholder groups		84, 136	
	102-41: Collective bargaining agreements		120	8
	102-42: The basis for identifying and selecting stakeholders with whom to engage		84, 136	
	102-43: Approach to stakeholder engagement		84, 136	
	102-44: Key topics and concerns raised		84, 136	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
REPORTING PRACTICE				
GRI 102: General Disclosures 2018	102-45: Entities included in the consolidated financial statements		162	
	102-46: Defining report content and topic Boundaries		162, 163	
	102-47: List of material topics		84, 163	
	102-48: Restatements of information		157	
	102-49 - Changes in reporting		84	
	102-50: Reporting period		162	
	102-51: Date of most recent report	2020		
	102-52: Reporting cycle	Annual		
	102-53: Contact point for questions regarding the report		162	
	102-54: Claims of reporting in accordance with the GRI Standards	This report was prepared in accordance with the GRI Standards: Core option. No mandatory information referring to GRI and IIRC (CPC 09) methodology criteria was omitted.		
	102-55: GRI content index		165	
	102-56: External assurance		192	
ECONOMIC PERFORMANCE				
GRI 103: Management Approach 2018	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		137, 151	1, 5, 8, 16
	103-3: Evaluation of the Management Approach		137, 151	
GRI 201: Economic Performance 2016	201-1: Direct economic value generated and distributed		88, 92, 94	2, 5, 7, 8, 9
	201-2: Financial implications and other risks and opportunities due to climate change		43	13
	201-3: Defined benefit plan obligations and other retirement plans		113	
	201-4: Financial assistance received from government	Total monetary value of grants-in-aid for investment: 2020 - R$ 154 million 2019 - R$ 188 million 2018 - R$ 174 million		
INDIRECT ECONOMIC IMPACTS				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		134, 136	
	103-3: Evaluation of the Management Approach		134, 136	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
INDIRECT ECONOMIC IMPACTS				
GRI 203: Indirect Economic Impacts 2016	203-1: Infrastructure investments and services supported		134	2, 5, 7, 9, 11
	203-2: Significant indirect economic impacts		136	1, 2, 3, 8, 10, 17
PROCUREMENT PRACTICES				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		121	
	103-3: Evaluation of the management approach		121	
GRI 204: Procurement Practices 2016	204-1: Proportion of spending on local suppliers	100% of agriculture-related purchases are sourced from local rural producers.	121	12
ANTI-CORRUPTION				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		47	
	103-3: Evaluation of the management approach		47	
GRI 205: Anti-Corruption 2016	205-1: Operations assessed for risks related to corruption		50	16
	205-2: Communication and training about anti-corruption policies and procedures		47, 179, 180	16
	205-3: Confirmed incidents of corruption and actions taken		53	16
FIGHT AGAINST CORRUPTION				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		47	
	103-3: Evaluation of the management approach		47	
GRI 206: Anti-Corruption 2016	206-1: Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	No lawsuits were filed for anti-competitive behavior, anti-trust, or monopoly practices in which the organization was identified as having participated in the 2020 fiscal year. Even though the company is not involved in any investigation by the antitrust authorities regarding anti-competitive behavior and is not involved in any litigation related to this topic, BRF proactively monitors the course of any lawsuits that could have an impact on the market, as well as its internal processes, in order to continuously assess compliance with the applicable standards.	51	16

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
TAX				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		40	
	103-3: Evaluation of the management approach		40	
GRI 207: Tax 2019	207-1: Approach to tax		39, 40	
	207-2: Tax governance, control and risk management		39, 40	
ENVIRONMENT				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		160	
	103-3: Evaluation of the management approach		160	
GRI 301: Materials 2016	301-1: Materials used by weight or volume		187	8, 12
	301-3: Reclaimed products and their packaging materials	0%, based on the purchase volume reported by procurement and planning via the SAP system in 2020.		8, 12
ENERGY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		158	
	103-3: Evaluation of the management approach		158	
GRI 302: Energy 2016	302-1: Energy consumption within the organization		158, 186, 187	7, 8, 12, 13
	302-2: Energy consumption outside of the organization		159	7, 8, 12, 13
	302-3: Energy intensity		159	7, 8, 12, 13
	302-4: Reduction of energy consumption	At this point, we have not identified any reduction in energy consumption.		7, 8, 12, 13
WATER AND EFFLUENTS				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		153	
	103-3: Evaluation of the management approach		153	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
WATER AND EFFLUENTS				
GRI 303: Water and Effluents 2018	303-1: Interactions with water as a shared resource		155, 157	6, 12
	303-2: Management of water discharge-related impacts		155	6, 12
	303-3: Water withdrawal		155, 157	6,7
	303-4: Water discharge		155	3, 6, 12, 14
	303-5: Water consumption		155	6, 8, 12
BIODIVERSITY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		151	
	103-3: Evaluation of the management approach		151	
GRI 304: Biodiversity 2016	304-1: Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	BRF's forestry assets intended for energy production have 30,000 hectares of productive area distributed in 8 states and 204 farms, including company owned (104 farms) and leased (100 farms). Of this total area, 86.4% is planted with species belonging to the Eucalyptus genus, 1.6% with Pinus, 0.3% with other genera (araucaria, bamboo, mimosa), and 11.8% is open area waiting for the next planting cycle. Of the 204 farms, 42 are within 10 km of a conservation unit.		12, 15
EMISSIONS				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		156	
	103-3: Evaluation of the management approach		156	
GRI 305: Emissions 2016	305-1: Direct (Scope 1) GHG emissions		157	3, 12, 13, 14, 15
	305-2: Energy indirect (Scope 2) GHG emissions from the acquisition of energy		157	3, 12, 13, 14, 15
	305-3:Energy indirect (Scope 2) GHG emissions		157	3, 12, 13, 14, 15
	305-4: GHG emissions intensity		157	13, 14, 15
	305-5: Reduction of GHG emissions		156	13, 14, 15
	305-6: Emissions of ozone-depleting substances (ODS)		186	3, 12, 13
	305-7: Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions		186	3, 12, 13, 14, 15

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
EFFLUENTS AND WASTE				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		151, 155	
	103-3: Evaluation of the management approach		151, 155	
GRI 306: Waste 2016	306-1: Water discharge by quality and destination		155, 187	3, 6, 12, 14
	306-2: Waste by type and disposal method		160, 161	3, 6, 12
	306-5: Water bodies affected by water discharges and/or runoff		155	6, 15
ENVIRONMENTAL COMPLIANCE				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		151	
	103-3: Evaluation of the management approach		151	
GRI 307: Environmental Compliance 2016	307-1: Non-compliance with environmental laws and regulations	For BRF, a fine of more than R$150,000 is considered a significant fine. In 2020 two significant fines were issued, both notices of infraction, totaling R$ 1,144,921.38 for non-compliance with environmental laws and/or regulations. Fifteen non-monetary sanctions were applied in 2020, consisting of inspection notices, criminal investigations, Notice of Alleged Offense (*Notícia de fato*), and civil investigation.		12, 13, 14, 15, 16
SUPPLIER ENVIRONMENTAL ASSESSMENT				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		128	
	103-3: Evaluation of the management approach		128	
GRI 308: Supplier Environmental assessment 2016	308-1: New suppliers that were screened using environmental criteria		122, 189	
	308-2: Negative environmental impacts in the supply chain and actions taken		189, 130	
EMPLOYMENT				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		104	
	103-3: Evaluation of the management approach		104	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
EMPLOYMENT				
GRI 401: Employment 2016	401-1: New employee hires and employee turnover		104, 180, 181	5, 8
	401-2: Benefits provided to full-time employees that are not provided to temporary or part-time employees		107	8
	401-3: Parental leave		107, 183, 184	5, 8
OCCUPATIONAL HEALTH AND SAFETY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		114	
	103-3: Evaluation of the management approach		114	
GRI 403: Occupational Health and Safety 2018	403-1: Occupational health and safety management system		114	3, 8
	403-2: Hazard identification, risk assessment, and incident investigation		120	8
	403-3: Occupational health services		117	3
	403-4: Worker participation, consultation, and communication on occupational health and safety		120	8
	403-5: Worker training on occupational health and safety		118	8
	403-9: Work-related injuries		117, 185	3, 8
	403-10: Work-related ill health	We don't keep track of occupational diseases of contracted employees.	116, 185	3, 8
TRAINING AND EDUCATION				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		110	
	103-3: Evaluation of the management approach		110	
GRI 404: Training and Education 2016	404-1: Average hours of training per year per employee		110, 184	4, 5, 8
	404-2: Programs for upgrading employee skills and transition assistance programs		110	8
	404-3: Percentage of employees receiving regular performance and career development reviews		110, 112	5, 8

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
DIVERSITY AND EQUAL OPPORTUNITY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		108	
	103-3: Evaluation of the management approach		108	
GRI 405: Diversity and Equal Opportunity 2016	405-1: Diversity of governance bodies and employees		34, 108, 181, 182	5, 8
	405-2: Ratio of basic salary and remuneration of women to men		182	5, 8, 10
CHILD LABOR				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		131	
	103-3: Evaluation of the management approach		131	
GRI 408: Child Labor 2016	408-1 | Operations and suppliers at significant risk for incidents of child labor		131	8, 16
FORCED OR COMPULSORY LABOR				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		131	
	103-3: Evaluation of the management approach		131	
GRI 409: Forced or Compulsory Labor 2016	409-1: Operations and suppliers at significant risk for incidents of forced or compulsory labor		131	8
HUMAN RIGHTS ASSESSMENT				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		133	
	103-3: Evaluation of the management approach		133	
GRI 412: Human Rights assessment 2016	412-1: Operations that have been subject to human rights reviews or impact assessments	In 2020, 6 units (Capinzal, Concórdia, Lajeado, Serafina Corrêa, Toledo, and Videira) were audited for SWA social responsibility by our client McDonald's, which accounts for 75% of the units in the system. All units are located in Brazil. In all, 8 units are part of the system, but only 6 were audited due to positive results in the other units (Campos Novos and Chapecó) in previous years.		

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
LOCAL COMMUNITIES				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		133	
	103-3: Evaluation of the management approach		133	
GRI 413: Local Communities 2016	413-1: Operations with local community engagement, impact assessments, and development programs		133	
	413-2: Operations with significant actual and potential negative impacts on local communities	Some socioeconomic characteristics of local communities may represent vulnerability factors, making them more exposed to potential impacts resulting from the installation and operation of the company's operations.		1, 2
SUPPLIER SOCIAL ASSESSMENT				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		121	
	103-3: Evaluation of the management approach		121	
GRI 414: Supplier Social assessment 2016	414-1: New suppliers that were screened using social criteria		121, 189	
	414-2: Negative social impacts in the supply chain and actions taken	One.	189	5, 8, 16
PUBLIC POLICIES				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		137	
	103-3: Evaluation of the management approach		137	
GRI 415: Public Policies 2016	415-1: Political contributions	In accordance with the Brazilian Electoral Law (Federal Law No. 13,165/2015), BRF does not support or authorize donations to candidates, political parties, or any political association.		16
CONSUMER HEALTH AND SAFETY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		156	
	103-3: Evaluation of the management approach		156	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
CONSUMER HEALTH AND SAFETY				
GRI 416: Consumer Health and Safety 2016	416-1: Assessment of the health and safety impacts of product and service categories		156	
	416-2: Incidents of non-compliance concerning the health and safety impacts of products and services	In 2020, payments (fines/penalties) were made related to 31 cases of non-compliance with laws and voluntary codes regarding health and safety impacts caused by products and services to consumers. In 2020, a total of 70 new lawsuits were filed for non-compliance with laws and voluntary codes regarding health and safety impacts caused by products and services to consumers.	156	16
Food Processing Sector Supplement - Consumer health and safety	FP5 Percentage of production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards		65, 140	3
	FP6 Percentage of total sales volume of consumer products that are lowered in saturated fat, trans fats, sodium and added sugars		65	2
	FP7 Percentage of total sales volume of consumer products that contain increased nutritious ingredients and food additives		65	2
MARKETING AND LABELING				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		63	
	103-3: Evaluation of the management approach		63	
GRI 417: Marketing and Labeling 2016	417-1: Requirements for product and service information and labeling		63	12, 16
	417-2: Incidents of non-compliance concerning product and service information and labeling	In 2020, we recorded a total of 13 cases of non-compliance related to labeling, which resulted in the payment of fines (issued by the Ministry of Agriculture, Livestock, and Supply - MAPA). It seems that, due to the pandemic, inspection of products in commercial establishments by the Health Surveillance and Inmetro/Ipem agencies has been reduced, which is why there is a difference in the number of cases between 2020 and 2019.	63	16
	417-3: Incidents of non-compliance concerning marketing communications	Regarding non-compliance with laws and/or voluntary codes concerning marketing communications, there were four cases in 2020. Two resulted in fines or penalties.	63	

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
CUSTOMER PRIVACY				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		57	
	103-3: Evaluation of the management approach		57	
GRI 418: Customer Privacy 2016	418-1: Substantiated complaints concerning breaches of customer privacy and losses of customer data		57, 75	
SOCIOECONOMIC COMPLIANCE				
GRI 103: Management Approach 2016	103-1: Explanation of the material topic and its Boundary		163	
	103-2: The management approach and its components		47	
	103-3: Evaluation of the management approach		47	
GRI 419: Socioeconomic Compliance 2016	419-1: Non-compliance with laws and regulations in the social and economic area		47	16
PROCUREMENT/SOURCING PRACTICES				
Food Processing Sector Disclosures - Procurement/ Sourcing Practices	FP1 Percentage of purchased volume from suppliers compliant with company's sourcing policy		122, 128, 188	
	FP2 Percentage of purchased volume which is verified as being in accordance with credible, internationally recognized responsible production standards, broken down by standard		122	2, 12, 14, 15
ANIMAL WELFARE				
Food Processing Sector Disclosures – Animal welfare	FP10 Policies and practices, by species and breed type, related to physical alterations and the use of anaesthetic		138	
	FP11 Percentage and total of animals raised and/or processed, by species and breed type, per housing type		138, 178	
	FP12 Policies and practices on antibiotic, anti-inflammatory, hormone, and/or growth promotion treatments, by species and breed type		138, 144, 148	2

GRI STANDARD	DISCLOSURE	COMMENT	PAGE	SDG
BEM-ESTAR ANIMAL				
Food Processing Sector Disclosures – Animal welfare	FP13 Total number of incidents of significant non-compliance with laws and regulations, and adherence with voluntary standards related to transportation, handling, and slaughter practices for live terrestrial and aquatic animals	Non-compliances were monitored by the animal welfare officers of each plant notified, together with the company's Operations and Sustainability and Legal Teams. Action plans were developed to correct non-compliances, and 100% of the arguments prepared by the lawyers were validated by the team of animal welfare specialists. As good practice, the actions identified as opportunities to systematically improve the process were replicated to all other units that work with the species that motivated the notice of infraction. In 2020, BRF had 45[22] cases judged due to non-compliance with laws, regulations, and adherence to voluntary standards related to transportation and the handling and slaughter practices of land and aquatic animals (12 cases in 2019). Fines paid totaled R$294,279.30. The infractions regarding animal welfare are assessed by the Ministry of Agriculture, Livestock, and Supply. According to the regulations established by this agency, fines can vary from R$6,000 to R$15,000, and the amount of the fine is not known until the infringement is judged by the agency.		138

[22] Increase in number over the previous year due to increased analysis and sentencing of cases from previous years. Given the pandemic, many public agents worked remotely, streamlining administrative tasks.

Attachments

ANIMAL WELFARE G4-FP11

PERCENTAGE AND TOTAL OF ANIMALS RAISED AND/OR PROCESSED, BY SPECIES AND BREED TYPE, PER HOUSING TYPE*

	2018			2019			2020		
Species/breed	Turkeys	Chickens	Pigs	Turkeys	Chickens	Pigs	Turkeys	Chickens	Pigs
Negative pressure	7	30		3.28	30.35		3.28	31.67	
Positive pressure	93	33		96.72	31.2		96.7	27.61	
Dark house		37			38.45			41.12	
Collective gestation			31			35			45
Individual gestation			69			65			55

Housing-type concepts:

- Negative pressure: Aviaries with yellow or blue curtains, with or without cooling at the air inlet and with misters; or aviaries with black/silver curtains, without cooling and with misters. This system enables better control of temperature and humidity, offering the birds increased comfort throughout their lives.
- Positive pressure: Aviaries that work with open curtains, taking maximum advantage of the natural condition of the environment. In the early days of the lot, equipment is used to heat the facility to provide thermal comfort for the chicks. At high temperatures, fans and misters are used to help improve ambient conditions. The environment they provide is very similar to the animals' natural habitat.
- Dark house: Aviaries with black/silver curtains and cooling and misting systems. The curtains are kept closed; air enters from one end of the facility and is forced out at the opposite end. In this system, lighting is provided and controlled by the producer in order to ensure that the animal has the best possible conditions in the different production phases. This offers better control over the temperature and ventilation of the facility, ensuring that the birds are kept in thermal comfort.
- Collective gestation: During gestation, breeding sows stay in collective stalls (in groups) and are free to move around and express their natural behavior.
- Individual gestation: Breeding sows spend their gestational period in individual stalls. Despite limiting the space of the breeding sows, this practice facilitates individual control of the pregnant sows and provides conditions that help prevent fights between the animals.

*Partners who have mixed housing are not included in the calculation.

TOTAL NUMBER AND PERCENTAGE OF EMPLOYEES WHO RECEIVED TRAINING ON ANTI-CORRUPTION POLICIES AND PROCEDURES ADOPTED BY THE ORGANIZATION, BROKEN DOWN BY REGION* GRI 205-2

	2018	2019	2020
Africa			
Total number of employees	8	10	10
Total number of employees trained	8	9	10
Percentage of employees trained (%)	100	90	100
Latin America, except Brazil			
Total number of employees	3,829	44	48
Total number of employees trained	2,386	30	48
Percentage of employees trained (%)	62.31	68.18	100
Brazil			
Total number of employees	80,965	81,130	85,843
Total number of employees trained	80.546	81,078	85,843
Percentage of employees trained (%)	99.48	99.93	100
Asia			
Total number of employees	9,418	350	65
Total number of employees trained	9,305	331	65
Percentage of employees trained (%)	98.80	94.57	100

	2018	2019	2020
Europe			
Total number of employees	456	188	176
Total number of employees trained	428	174	176
Percentage of employees trained (%)	93.85	92.55	100
Middle East			
Total number of employees	6,932	6,107	6,665
Total number of employees trained	5,866	6,023	6,665
Percentage of employees trained (%)	84.62	98.62	100
Total			
Total number of employees	101,608	87,829	92,807
Total number of employees trained	98,539	87,645	92,807
Percentage of employees trained (%)	96.97	99.79	100

* Employees hired before 11/30/2020.

* Active employees only

*Employees on leave or with formal justifications were not considered within the guidelines set out by HR for registration in the system.

TOTAL NUMBER AND PERCENTAGE OF EMPLOYEES THAT THE ORGANIZATION'S ANTI-CORRUPTION POLICIES AND PROCEDURES WERE COMMUNICATED TO, BROKEN DOWN BY REGION IN 2020 GRI 205-2

Africa	
Total number of employees	10
Total number of employees communicated	10
Percentage of employees communicated (%)	100%
Latin America, except Brazil	
Total number of employees	48
Total number of employees communicated	48
Percentage of employees communicated (%)	100%
Brazil	
Total number of employees	85,843
Total number of employees communicated	85,843
Percentage of employees communicated (%)	100%
Asia	
Total number of employees	65
Total number of employees communicated	65
Percentage of employees communicated (%)	100%
Europe	
Total number of employees	176
Total number of employees communicated	176
Percentage of employees communicated (%)	100%
Middle East	
Total number of employees	6,665
Total number of employees communicated	6,665
Percentage of employees communicated (%)	100%
Total	
Total number of employees	92,807
Total number of employees communicated	92,807
Percentage of employees communicated (%)	100%

* Employees hired before 11/30/2020.

* Active employees only

*Employees on leave or with formal justifications were not considered within the guidelines set out by HR for registration in the system.

EMPLOYEES BY EMPLOYMENT CATEGORY GRI 401-1

	2018	2019	2020
Directors	71	75	76
Managers	678	597	608
Supervisors and coordinators	2,360	2,708	2,989
Administration	10,402	8,368	8,845
Operational and sales	92,485	81,094	88,491
Interns and apprentices	1,788	1,913	1,870
Total	**107,784**	**94,755**	**102,879**

EMPLOYEES BY AGE GROUP GRI 401-1

	2018	2019	2020
Under 30	42,672	33,092	36.665
From 30 to 50	56,706	52,375	57,371
Over 50	8,451	9,288	8,843
Total	**107,784**	**94,755**	**102,879**

TOTAL NUMBER AND RATE OF TERMINATIONS GRI 401-1

		2018		2019		2020	
		Terminations	Rate	Terminations	Rate	Terminations	Rate
By age group	Under 30	15,474	14.36	11,909	12.57	12,373	12.03
	From 30 to 50	9,428	8.75	6,754	7.13	6,789	6.60
	Over 50	1,329	1.23	880	0.93	624	0.61
	Total	**26,231**	**24.34**	**19,543**	**20.62**	**19,786**	**19.23**
By gender	Men	15,715	14.58	12,079	12.75	12,184	11.84
	Women	10,516	9.76	7,464	7.88	7,602	7.39
	Total	**26,231**	**24.34**	**19,543**	**20.62**	**19,786**	**19.23**
By region	Africa	6	0.01	1	0.00	2	0.00
	Latin America (except Brazil)	629	0.58	155	0.16	4	0.00
	Brazil	22,094	20.50	17882	18.8	19063	18.53
	Asia	2,744	2.55	496	0.52	13	0.01
	Europe	87	0.08	463	0.49	11	0.01
	Middle East	671	0.62	546	0.58	693	0.67
	Total	**26,231**	**24.34**	**19,543**	**20.62**	**19,786**	**19.23**

EMPLOYEES, BY EMPLOYMENT CATEGORY AND GENDER (% – PERCENTAGE) GRI 405-1

	2018		2019		2020	
	Men	Women	Men	Women	Men	Women
Administration	4.76%	4.53%	4.66%	4.55%	4.31%	4.66%
Apprentices and Interns	0.96%	1.17%	0.99%	1.17%	0.86%	1.09%
Directors	0.05%	0.00%	0.05%	0.01%	0.05%	0.01%
Managers	0.37%	0.12%	0.37%	0.12%	0.37%	0.12%
Operational	49.95%	31.07%	47.56%	29.62%	46.23%	31.87%
Sup/Coord/Equivalent	2.16%	0.69%	2.07%	0.76%	2.05%	0.82%
Sales	2.93%	1.24%	4.99%	3.09%	4.61%	2.94%
Total	**61.18%**	**38.82%**	**60.69%**	**39.31%**	**58.48%**	**41.52%**

BLACK EMPLOYEES, BY EMPLOYMENT CATEGORY AND GENDER (% – PERCENTAGE)* GRI 405-1

	2018		2019		2020	
	Men	Women	Men	Women	Men	Women
Directors	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Managers	0.00%	0.00%	0.00%	0.00%	0.43%	0.69%
Supervisors and Coordinators	0.02%	0.01%	0.03%	0.01%	1.51%	0.81%
Administration	0.12%	0.07%	0.15%	0.10%	3.30%	2.30%
Operational	4.22%	1.62%	4.78%	1.96%	10.12%	8.14%
Total	**4.37%**	**1.70%**	**5%**	**2%**	**9.24%**	**7.31%**

*Data do not include interns and apprentices.

INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE BODIES, BY GENDER (% – PERCENTAGE) GRI 405-1

	2018			2019			2020		
	Under 30	Between 30 and 50	Over 50	Under 30	Between 30 and 50	Over 50	Under 30	Between 30 and 50	Over 50
Administration	3.32%	5.46%	0.51%	3.43%	5.32%	0.51%	3.42%	5.07%	0.48%
Apprentices and Interns	2.11%	0.02%	0.00%	2.15%	0.02%	0.00%	1.94%	0.01%	0.00%
Directors	0.00%	0.04%	0.01%	0.00%	0.05%	0.01%	0.00%	0.05%	0.01%
Managers	0.03%	0.41%	0.04%	0.03%	0.43%	0.04%	0.01%	0.43%	0.05%
Operational	30.00%	42.31%	8.71%	28.59%	40.10%	9.00%	29.52%	39.52%	9.06%
Sup/Coord/Equivalent	0.34%	2.29%	0.21%	0.21%	1.78%	0.18%	0.34%	2.31%	0.22%
Sales	0.90%	3.02%	0.25%	1.78%	5.85%	0.50%	1.52%	5.50%	0.53%
Total Geral	**36.70%**	**53.56%**	**9.74%**	**36.20%**	**53.55%**	**10.25%**	**36.75%**	**52.90%**	**10.35%**

PWD EMPLOYEES, BY EMPLOYMENT CATEGORY AND GENDER (% – PERCENTAGE)* GRI 405-1

	2018		2019		2020	
	Men	Women	Men	Women	Men	Women
Directors	0.01%	0.00%	0.01%	0.00%	5.17%	0.00%
Managers	0.03%	0.01%	0.04%	0.00%	1.97%	0.00%
Operational	0.07%	0.04%	0.09%	0.04%	3.49%	2.93%
Sup/Coord/Equivalent	0.00%	0.69%	1.50%	0.86%	2.00%	1.02%
Sales					0.18%	0.21%
Total	**1.33%**	**0.74%**	**2%**	**1%**	**3.09%**	**2.49%**

RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN TO MEN BY EMPLOYMENT CATEGORY (% – PERCENTAGE)* GRI 405-2

Employment category	2018	2019	2020
Directors	99	114	104
Managers	97	101	101
Supervisors and Coordinators	97	97	103
Administration	82	84	85
Operational	85	86	85

*Data for Brazil only. Interns and apprentices are not included.

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS GRI 404-3

Employment category	Year	2020		
Employment category		Men	Women	Total
Executive Board	Total number of employees	66	9	75
	Number of employees evaluated	66	9	75
	Percentage	100%	100%	100%
Management	Total number of employees	496	156	652
	Number of employees evaluated	496	156	652
	Percentage	100%	100%	100%
Supervision	Total number of employees	2,079	826	2,905
	Number of employees evaluated	2,079	826	2,905
	Percentage	100%	100%	100%
Administration	Total number of employees	4,494	3,853	8,347
	Number of employees evaluated	4,494	3,853	8,347
	Percentage	100%	100%	100%
Operational	Total number of employees	52,423	36,269	88,692
	Number of employees evaluated	20,448	6,391	26,839
	Percentage	39%	18%	30%
Total	Total number of employees	59,558	4,1113	100,671
	Number of employees evaluated	27,583	11,235	38,743
	Percentage	46%	27%	38%

PARENTAL LEAVE GRI 401-3

	Start reporting period/ End reporting period		2019	2020
Total number of employees that were entitled to parental leave	2020/2020	Men	58,862	60,310
		Women	34,871	42,098
Total number of employees who took parental leave in the reporting period	2020/2020	Men	1,733	2,370
		Women	2,042	1,813
Total number of employees who took parental leave and whose leave ends in the reporting period	2020/2020 and 2019/2020	Men	1,664	2,364
		Women	1,497	1,211
Total number of employees who took parental leave in the reporting period and whose leave ends in the following year	2020/2021	Men	59	6
		Women	701	602
		Men (in the previous year; end in the reporting period)	66	69
		Women (in the previous year; end in the reporting period)	545	845
Total number of employees expected to return in the reporting period	2019/2020	Men	1,723	2,433
		Women	2,198	2,056
Total number of employees that returned to work in the reporting period after parental leave ended	2020/2020 and 2019/2020	Men	1,723	2,433
		Women	2,198	2,056

PARENTAL LEAVE GRI 401-3

	Start reporting period/ End reporting period		2019	2020
Total number of employees who DID NOT return to work in the reporting period after parental leave ended	2019/2020 and 2020/2020	Men	0	0
		Women	0	0
Total number of employees who returned to work after the end of paternal leave in the previous year and remained employed for more than 12 months, which ended in the reporting period	Ended in 2019 and were still employed 12 months later	Men		2,051
		Women		1,558
Return to work rate		Men		100%
		Women		100%
Retention rate		Men		84%
		Women		71%

AVERAGE HOURS OF TRAINING THAT THE ORGANIZATION'S EMPLOYEES HAVE UNDERTAKEN DURING THE REPORTING PERIOD, BY EMPLOYEE CATEGORY (2020) GRI 404-1

Directors	11.06
Managers	23.47
Supervisors	45.59
Administration	22.66
Operational	24.11
Interns and apprentices	19.42
Sales	17.89
Other	3.72
Total	24.02



EMPLOYEE HEALTH AND SAFETY RATES BY REGION GRI 403-9, 403-10

Region	Rates	2019	2020
Africa	Lost time injuries	0	0
	Lost time injury rate	0	0
	No lost time injuries	0	0
	No Lost time Injury Rate	0	0
	Lost day rate	0	0
	Occupational disease rate	0	0
	Absentee rate	0	0
	Number of fatalities	0	0
Latin America (except Brazil)	Lost time injuries	0	0
	Lost time injury rate	0	0
	No lost time injuries	0	0
	No Lost time Injury Rate	0	0
	Lost day rate	0	0
	Occupational disease rate	0	0
	Absentee rate	n.d	
	Number of fatalities	0	0
Brazil	Lost time injuries	209	235
	Lost time injury rate	1.25	1.35
	No lost time injuries	4,115	4,397
	No Lost time Injury Rate	24.7	25.27
	Lost day rate	68	127
	Occupational disease rate	0.31	1.14
	Absentee rate	1.63	
	Number of fatalities	1	2

EMPLOYEE HEALTH AND SAFETY RATES BY REGION GRI 403-9, 403-10

Region	Rates	2019	2020
Asia	Lost time injuries	0	0
	Lost time injury rate	0	0
	No lost time injuries	9	2
	No Lost time Injury Rate	33.11	18.30
	Lost day rate	0	0
	Occupational disease rate	0	0
	Absentee rate	0	
	Number of fatalities	0	0
Europe	Lost time injuries	6	0
	Lost time injury rate	0.561	0
	No lost time injuries	453	258
	No Lost time Injury Rate	42.36	24.70
	Lost day rate	15.24	0
	Occupational disease rate	0	0.19
	Absentee rate	0	
	Number of fatalities	0	0
Middle East	Lost time injuries	0	1
	Lost time injury rate	0	0.70
	No lost time injuries	9	7
	No Lost time Injury Rate	5.62	4.92
	Lost day rate	0	14.76
	Occupational disease rate	0	0
	Absentee rate	0	
	Number of fatalities	0	0

EMISSIONS OF OZONE-DEPLETING SUBSTANCES (ODS)

(T – TONS) **GRI 305-6**

	2018	2019	2020
CFC	0	0	0
HCFC	1,720.47	862.8	20.2
Total	1,720.47	862.8	20.2

SIGNIFICANT AIR EMISSIONS (T – TONS)[1,2] GRI 305-7

	2018	2019	Total BRF 2020
Nitrogen Oxide (NOx)	1,325.02	1,345.26	1,872.96
Sulfur Dioxide (SOx)	140.94	262.61	208.62
Persistent Organic Pollutants (POP)	0.00	0.00	0.00
Volatile Organic Compounds (COV)	0.00	0.00	0.00
Hazardous Air Pollutants (HAP)	0.00	0.00	0.00
Particulate Matter (PM)	2,208.70	3,006.79	2,133.86
Carbon Monoxide (CO)	9,697.63	9,373.47	7,182.43
HC	0.00	0.00	0.00

[1] Data cover emissions in Brazil, Kizad, and Turkey.

[2] The methodologies used to determine the data are based on the following standards: Sampling: NBR 10700 - Planning of sampling in ducts and stacks of stationary sources; NBR 10701- Determination of sampling points in ducts and stacks of stationary sources; NBR 12020 - Gaseous effluents in ducts and stacks of stationary sources - Calibration of equipment used in stack sampling. Flow and Moisture Content: NBR 11967 - Gaseous effluents in ducts and stacks of stationary sources - Determination of moisture content; NBR 10702 - Gaseous effluents in ducts and stacks of stationary sources - Determination of molecular mass on a dry basis; NBR 11966 - Effluents in ducts and stacks of stationary sources - Determination of velocity and flow.

FUEL CONSUMPTION FROM NON-RENEWABLE SOURCES (GJ – GIGAJOULE) GRI 302-1

	2018	2019	2020
BPF	16,555.46	15,726.91	130,696.46
Diesel	101,749.54	91,411.57	77,324.23
Natural gas	533,669.81	689,270.16	827,679.25
Gasoline	120,879.16	117,823.33	104,807.68
LPG	431,796.60	383,501.15	514,604.81
Shale	80,246.23	80,343.66	90,022.15
Total	**1,284,896.81**	**1,378,076.78**	**1,745,134.57**

FUEL CONSUMPTION FROM RENEWABLE SOURCES* (GJ – GIGAJOULE) GRI 302-1

	2018	2019	2020
Sugarcane ethanol	195,902.99	192,958.92	168,071.9
Biodiesel	5,196.09	4,370.52	3,421.73
Vegetable or animal oil	48,927.57	71,655.28	213,255.63
Biomass (reforestation wood)	18,437,766.29	20,475,673.50	19,955,746.00
Total	**18,687,792.94**	**20,744,658.22**	**20,340,495.35**

*Update of the Calorific Value of Animal Oil used as reference for conversion to GJ.

ELECTRICITY CONSUMPTION FROM NONRENEWABLE SOURCES (GJ – GIGAJOULE) **GRI 302-1**

	2018	2019	2020
Natural gas	150,617.58	349,984.09	370,778.25
Oil	122,585.03	37,701.40	101,134.65
Nuclear	2,054.96	49,607.11	51,897.31
Coal	163,577.19	211,503.08	370,438.87
Other sources	-	7,070.60	7,506.64
Total	**438,834.77**	**655,866.28**	**901,755.72**

ELECTRICITY CONSUMPTION FROM RENEWABLE SOURCES (GJ – GIGAJOULE) **GRI 302-1**

	2018	2019	2020
Hydroelectric	7,125,345.41	5,555,280.99	5,961,102.61
Biomass	132,132.50	686,512.64	192,361.69
Wind	70,475.61	643,769.11	632,734.49
Photovoltaic	15,582.23	56,091.26	77,326.63
Geothermal	8,453.08	12,477.52	13,247.01
Total	**7,351,988.83**	**6,954,131.53**	**6,876,772.42**

WATER RECYCLING AND REUSE GRI 306-1

	2018	2019	2020
Total volume of water recycled by the organization (m^3)	945,776.00 m^3	1,149,172.00 m^3	664,244.00 m^3
Total volume of water reused by the organization (m^3)	5,988,409.50 m^3	3,681,926.00 m^3	6,599,531.04 m^3
Total water recycled and reused by the organization (m^3)	6,934,185.50 m^3	4,831,098.00 m^3	7,263,775.04 m^3
Total volume of water withdrawn (m^3)	61,424,342.63 m^3	60,910,124.66 m^3	59,923,612.17 m^3

Recyclability

PACKAGING AND RECYCLABILITY* GRI 301-1

Recyclability	Consumption 2020 (kg)	%
Aluminum	288,479.83	0.09%
Cellulose	162,277,778.87	51.91%
Collagen	468,561.81	0.15%
Ps (polystyrene)	1,714,386.99	0.55%
Hdpe (high-density polyethylene)	119,937.06	0.04%
Ldpe (low-density polyethylene)	25,588,594.31	8.19%
Pet (polyethylene terephthalate)	50,671.73	0.02%
Pp (polypropylene)	20,536,189.07	6.57%
Pallet	39,462,820.20	12.62%
Pvc (poly vinyl chloride)	2,025,573.00	0.65%
Cellulosic casing	3,516,772.44	1.13%
Other	56,536,210.50	18.09%
Total consumption	**312,585,975.81**	**100,00%**

* Efforts to reduce the use of materials with reduced recycling capacity can be seen in disclosure 301-1. In the disclosure, the consumption of materials is grouped by the raw materials used in their preparation, their suitability for recycling, and the challenge for the remaining materials that are not yet suitable.

Volume of packaging we use and that fully meet the criteria for recycling: 80.14%

OUR SUPPLY CHAIN GRI 102-9, FP1

	Profile and category	Supplier region	Number of partners	Percentage of purchased volume from suppliers compliant with company's sourcing policy
Agricultural	Livestock farming	RS, SC, PR, MT, MS, MG, GO, SP	9,906	100%
Procurement	Direct Indirect Freight Partnerships Logistics	Andorra, Antilles, Australia, Austria, Belgium, Bulgaria, Canada, Chile, China, Colombia, Croatia, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, India, Ireland, Israel, Italy, Japan, Kuwait, Lebanon, Liechtenstein, Lithuania, Malaysia, Morocco, Netherlands, New Zealand, Oman, Panama, Paraguay, Philippines, Poland, Portugal, Qatar, Saudi Arabia, Serbia, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Thailand, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, and Brazil (States: AC, AL, AM, AP, BA, CE, DF, ES, GO, MA, MG, MS, MT, PA, PB, PE, PI, PR, RJ, RN, RO, RS, SC, SE, SP, and TO).	12,050	100%
Grains, meal, and oil	• Farmers: Direct sourcing from field to BRF (81% of the total number of suppliers) • Grain commodity merchants: medium-sized companies that operate as intermediaries in the commodities (grain) market • Trading companies: large companies that operate as intermediaries in the grain market • Cooperatives: non-profit civil/commercial organizations, formed by groups of farmers	Paraguay, Colombia, USA, Argentina, Brazil (States: PR, GO, RS, MS, MT, SP, BA, SC, MG, PA, TO, PI, MA, AL).	2,354	100%

IMPACTS AND EVALUATION IN THE CHAIN GRI 308-1, 308-2, 414-1, 414-2

	Environmental impacts	Potential impacts
Number of suppliers assessed	New suppliers that were hired using environmental criteria: Agriculture and Livestock: 143 Procurement: 3,824 Grains, meal, and oil: 553	New suppliers that were hired using social criteria Agriculture and Livestock: 143 Procurement: 3,824 Grains, meal, and oil: 553
Percentage of suppliers that were hired using social and environmental criteria	100% (we only contract suppliers who agree to our code of conduct)	
Potential impacts monitored	All suppliers are monitored for compliance with the legislation in force, compliance with the terms of the Code of Conduct, and commitments made by BRF with public authorities, such as (a) Environmental Infractions - IBAMA; (b) Child Labor; and (c) Slave or Bonded Labor. If any irregularity or non-conformity is identified, BRF will immediately suspend the partnership until it is duly corrected, under penalty of termination of the contract.	

INFORMATION CONNECTIVITY: Report + Capitals + Value Creation

The organization's capability to create value is best reported by combining quantitative and qualitative information. The value created by the organization over time is shown through capital increases, decreases, or transformations caused by the organization's activities and products. It has two interrelated aspects, since?? it is created for the organization itself, which allows financial returns to providers of financial capital and to other stakeholders and society at large.

Capitals, as determined in the Integrated Reporting Methodology (IIRC), are stocks of value that increase, decrease, or are transformed through the organization's activities and products. Their interrelationships with the important topics of their materiality and the sector as a whole give us a better view of the current and future challenges, as well as the achievements already made and those on the way to success, through initiatives, projects, actions, performance, and long-term vision. **References in the Report: Sections Overcoming Challenges; Innovating with the World.**

At BRF it is no different, we are aligned with the goals of our Vision 2030, which will be monitored as of 2021. R$55billion are planned in investments for leverage and, consequently, for creating value and sustainable return. To this end, the characteristics of each "Capital" (our stock of value), are already contributing in our path to the future. In our business model (page 21) these interactions are represented based on organizational assumptions, such as our profile, belief, purpose, commitments, principles, and passion:

OUR RESOURCES: The amount earmarked for investments in the next 10 years, allocated in the Financial Capital, will contribute to the strengthening and execution of the actions foreseen in the Human, Natural, Intellectual, Manufactured, and Social Capitals. Today, BRF's financial results are obtained by its more than 190,000 employees (Human Capital), its 49 production units, 50 Distribution Centers, 3 Innovation Centers, and 17 Commercial Offices (Manufactured Capital), and by more than 50 projects and 19 initiatives created in our digital journey (Intellectual Capital). Taking into consideration the results provided to Society (Social Capital), we allocated R$116,000 to social programs and projects, in addition to the R$50 million intended to help combat the Coronavirus (COVID-19 - pages 7 to 11) and more than 256 professionals trained on our global animal welfare program (Natural Capital). **References in the Report: Sections Innovating with the World; Advancing our Performance.**

OUR OPERATION: In a year of pandemic, access to inputs is not always that easy. However, at BRF, assertive planning and partnership with suppliers and integrated producers were key to maintaining its main raw materials (Natural and Manufactured Capital). Demands on our business activities remained unchanged. We intensified our focus on employees (Human Capital) and on customer service, through the more than 296,000 points of sale of our products, on our customers, suppliers, and consumers as a whole, and on the services and support offered through the BRF Institute (Social Capital). **References in the Report: Sections Innovating with the World; Advancing our Performance. Growing Together with People and Partners**

MAIN IMPACTS: Based on our proposal to create value, there will inevitably be influences and impacts on business and activities. This influence and/or impact can be positive or negative. In our Financial Capital, we may have a positive impact on our Cash Flow, but at the same time a negative impact on our level of indebtedness, given our current macroeconomic context and other externalities. This may influence in the way we advance in the actions of value in the other Capitals, such as a possible contamination in livestock (Natural Capital), occupational and epidemiological diseases (Human and Social Capital), greater intensity of cyber attacks in view of intense use of digital resources, and with this greater attention to data security and information protection (Intellectual Capital, and in production processes, in the case of a decrease in demand (Manufactured and Social Capital). On the other hand, not so promising scenarios provide benefits and opportunities. In this way, we can advance in topics such as innovation, efficiency, product quality, information protection, data security, talent retention, local development, and production processes. **References in the Report: Advancing our Performance. Growing Together with People and Partners; Feeding the Future.**

VALUE GENERATION: The value creation process is not static. Frequent reviews of each component and its interactions with other components are required, as well as a focus on the organization's perspective. It covers BRF's material topics and the performance of the activities. For this cycle, we have listed the main stakeholders that directly benefit from our value creation and the main indexes that deliver the output of this proposal:

- **Investors/Shareholders:** Generation of financial results for shareholders and investors. **References in the Report: Innovating with the World (Business model; Governance, Management and Leadership; Risk Management, Ethics and Compliance); Advancing our Performance (Investments and Capital Allocation; Sustainable Development; Financial Results); Consolidated Data (About the Report; GRI Content Index; Attachments; Letter of Assurance). Capital: Financial.**

- **Suppliers/Partners:** Economic gains and benefits for producers, integrated producers, and suppliers in managing the business. **References in the Report: Innovating with the World (Business Model; Risk Management, Ethics and Compliance); Growing Together with People (Supplier Management); Consolidated Data (About the Report; GRI Content Index; Attachments; Letter of Assurance). Capitals: Financial, Natural, Manufactured, Intellectual, and Social.**

- **Integrated Producers:** Generating knowledge and technology that transforms the food industry for the better. **References in the Report: Innovating with the World (Business Model; Risk Management, Ethics and Compliance); Growing Together with People (Supplier Management); Feeding the Future (Animal Welfare); Consolidated Data (About the Report; Attachments; Letter of Assurance). Capitals: Financial, Natural, Manufactured, Intellectual, and Social.**

- **Customers:** Leadership and prominence in the global food industry. **References in the Report: Innovating with the World (Business Model; Risk Management, Ethics and Compliance, Customers and Consumers; Focus on Nutrition); Advancing our Performance (Innovation and Technology, Financial Results); Growing together with People (Human Capital). Consolidated Data (About the Report; Attachments; Letter of Assurance).**

- **Employees:** Multiculturalism and diversity beyond discourse. **References in the Report: Innovating with the World (Who we are; Our Operations; Business Model; Our Culture; Ethics and Compliance, Customers and Consumers; Focus on Nutrition); Advancing our Performance (Innovation and Technology, Keeping an eye on Opportunities; Sustainable Development; Financial Results); Growing together with People (Human Capital); Feeding the Future (Communities; Animal Welfare; Environmental Efficiency).**

- **Civil Society:** Measurable social impact, resulting from actions and interventions in communities. **References in the Report: Innovating with the World (Who we are; Our Operations; Business Model; Our Culture; Governance, Management, and Leadership; Risk Management; Ethics and Compliance, Customers and Consumers; Focus on Nutrition); Advancing our Performance (Innovation and Technology, Keeping an eye on Opportunities; Sustainable Development); Growing Together with People (Human Capital; Supplier Management); Feeding the Future (Communities; Animal Welfare; Environmental Efficiency); Consolidated Data (About the Report; GRI Content Index; Attachments; Letter of Assurance). Capitals: Financial, Natural, Manufactured, Human, Intellectual, and Social.**

Letter of Assurance

GRI 102-56

KPMG

KPMG Auditores Independentes
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04711-904 - São Paulo/SP - Brasil
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kpmg.com.br

Limited assurance report issued by independent auditors

To the Board of Directors and Shareholders of
BRF S.A
Itajaí - SC

Introduction
We were engaged by BRF S.A. ("BRF" ou "Companhia") to apply limited assurance procedures on the sustainability information disclosed in BRF's Integrated Report 2020 ("Report"), in the accompanying information to this report related to the period ended December 31, 2020.

Responsibilities of BRF's Management
The Management of BRF is responsible for adequately preparing and presenting the sustainability information in the Integrated Report 2020 in accordance with both the Standards for Sustainability Report of Global Reporting Initiative – GRI, with CPC 09 Guideline - Integrated Report (which is correlated with the Basic Conceptual Framework for Integrated Report prepared by the International Integrated Reporting Council - IIRC), and the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

Independent auditors' responsibility
Our responsibility is to express a conclusion about the information in the Report based on a limited assurance engagement conducted in accordance with Technical Communication (TC) 07/2012, which was prepared based on NBC TO 3000 (Assurance Engagements Other Than Audits and Reviews), both issued by the Brazilian Federal Accounting Council - CFC (equivalent to international standard ISAE 3000, issued by the International Federation of Accountants and applicable to Non-Financial Historical Information). These standards require compliance with ethical requirements, including independence ones, and the engagement is also conducted to provide limited assurance that the information disclosed in the Report, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of questions and interviews with the Management of BRF and other professionals of the Company involved in the preparation of the information disclosed in the Report and use of analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion about the sustainability information taken as a whole. A limited assurance engagement also requires additional procedures when the independent auditor acknowledges issues which may lead them to believe that the information disclosed in the Report taken as a whole could present material misstatement.

KPMG

The selected procedures were based on our understanding of the issues related to the compilation, materiality and presentation of the information disclosed in the Report, on other engagement circumstances and also on our considerations regarding areas and processes associated with material sustainability information disclosed where relevant misstatement could exist. The procedures consisted of:

a. engagement planning: considering the material aspects for BRF's activities, the relevance of the information disclosed, the amount of quantitative and qualitative information and the operational systems and internal controls that served as a basis for preparation of the information in the BRF's Report. This analysis defined the indicators to be checked in details;

b. understanding and analysis of disclosed information related to material aspects management;

c. analysis of preparation processes of the Report and its structure and content, based on the Principles of Content and Quality of the Standards for sustainability report of the Global Reporting Initiative - GRI (GRI - Standards) and with CPC 09 Guidelines - Integrated Report (which is correlated with the Basic Conceptual Framework for Integrated Report, prepared by the The International Integrated Reporting Council - IIRC);

d. evaluation of non-financial indicators selected:

- understanding of the calculation methodology and procedures for the compilation of indicators through interviews with management responsible for data preparation;
- application of analytical procedures regarding data and interviews for qualitative information and their correlation with indicators disclosed in the Report;
- analysis of evidence supporting the disclosed information;

e. analysis of whether the performance indicators omission and justification are reasonable to be accepted associated to aspects and topics defined as material in the materiality analysis of the Company;

f. comparison of financial indicators with the financial statements and/or accounting records.

We believe that the information, evidence and results we have obtained are sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations
The procedures applied to a limited assurance engagement are substantially less extensive than those applied to a reasonable assurance engagement. Therefore, we cannot provide reasonable assurance that we are aware of all the issues that would have been identified in a reasonable assurance engagement, which aims to issue an opinion. If we had conducted a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the Report.

KPMG

Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretation of the data's materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not examined data related to prior periods, to evaluate the adequacy of policies, practices and sustainability performance, nor future projections.

Conclusion

Based on the procedures performed, described in this report, we have not identified any relevant information that leads us to believe that the information in the BRF's Integrated Report 2020 is not fairly stated in all material aspects in accordance with the Standards for Sustainability Report of Global Reporting Initiative - GRI (GRI- Standards) with CPC 09 Guideline – Integrated Report (which is correlated with the Basic Conceptual Framework for Integrated Report prepared by the International Integrated Reporting Council – IIRC), and with the records and files that served as the basis for its preparation.

São Paulo, April 30th, 2021

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Sebastian Yoshizato Soares
Accountant CRC 1SP257710/O-4

Credits

General project coordination – BRF
Executive Department of Sustainability

Investor Relations Department

GRI consulting, editorial coordination, content
Keyassociados

Translation
Gotcha! Idiomas

Layout
MagentaLab

Graphic design and editorial content
Ana Couto

This edition of the BRF 2020 Integrated Report approved by the Executive Board, the Audit and Integrity Committee, the Quality and Sustainability Committee, and the Board of Directors.

Some of the photos in this Integrated Report were taken by BRF's own employees during a mobilizing action to reflect the reality in the units in 2020.

brf